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REGISTRANT'S NAME Taylor Wimpey plc

*CURRENT ADDRESS 80 New Bond Street
London, W1S 1SA
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 16 2008 E
THOMSON REUTERS

FILE NO. 82- 35794 FISCAL YEAR 12/31/07

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DATE: 5/13/08

Taylor Wimpey plc

12-31-07
AR/S



TaylorWimpey plc

North America Housing



● Regional office

taylor morrison
Homes Inspired by You

Taylor Woodrow
Communities

Monarch

Overview

Our business in North America has operations in both the US and in Canada.

In the United States we sell homes under the Taylor Morrison brand in Arizona, California, Colorado, Florida, Nevada and Texas. We also have a land development business which sells lots to other homebuilders using the Taylor Woodrow Communities brand.

Our business in Canada trades in Ottawa and Toronto under the Monarch brand.

5,197	183	£182,000
Completions	**Average outlets**	**Average selling price**

Construction

Overview

Taylor Woodrow Construction provides construction and facilities management services throughout the UK and for key customers in selected overseas markets.

The business is focused on selected growth areas – repeat services for 'blue chip' customers, facilities management, rail and infrastructure, and engineering.

Taylor Woodrow

£1,194m
Order book

Our business today

UK Housing



● Regional office

George Wimpey

Bryant Homes

G2

Overview

We are one of the largest homebuilders in the UK, with 34 regional businesses and five smaller satellite operations. We operate two core brands, Bryant Homes and George Wimpey.

Bryant Homes properties combine the best of traditional design with the convenience of the new to create safe and secure places to live.

The George Wimpey brand incorporates modern design and contemporary living into each home and offers customers a wide choice of options to personalise their home.

Our G2 brand is specifically targeted at first time buyers and key workers, providing quality one and two bedroom apartments at highly competitive prices.

14,862
Completions

337
Average outlets

£191,000
Average selling price

Spain & Gibraltar



● Regional office

Taylor Woodrow

Overview

We have longstanding operations in Spain and Gibraltar, both of which are branded as Taylor Woodrow.

Our business in Spain is primarily focused on developing sites in popular locations.

Our Gibraltar business operates in the luxury apartment market.

212
Completions

29
Average outlets

For more information visit
www.taylorwimpey.com

Taylor Wimpey plc is a focused homebuilding company with operations in the UK, North America, Spain and Gibraltar. We aim to be the homebuilder of choice for customers, employees, shareholders and communities.

Financial Highlights

Revenue

07 £4,714m
06 £3,572m

■ Taylor Wimpey
□ Taylor Woodrow

£4,714m

Pro forma** operating profit*

07 £667.0m
06 £892.6m

■ Taylor Wimpey
□ Taylor Wimpey

£667.0m

Profit before exceptional items and tax

07 £360.2m
06 £405.6m

■ Taylor Wimpey
□ Taylor Woodrow

£360.2m

(Loss)/profit before tax

07 £(19.5)m
06 £405.6m

■ Taylor Wimpey
□ Taylor Woodrow

£(19.5)m

Adjusted basic earnings per share

07 30.8p
06 50.5p

■ Taylor Wimpey
□ Taylor Woodrow

30.8p

Basic (loss)/earnings per share

07 (24.2)p
06 50.5p

■ Taylor Wimpey
□ Taylor Woodrow

(24.2)p

Dividend per share†

07 15.75p
06 14.75p

■ Taylor Wimpey
□ Taylor Woodrow

15.75p

Year end gearing

07 38.2%
06 18.6%

■ Taylor Wimpey
□ Taylor Woodrow

38.2%

* Profit on ordinary activities before finance costs, exceptional items and amortisation of brands.
** The basis of preparation of pro forma financial information is set out on page 104.
† Paid and proposed.

Contents

03

Merger benefits
We are making strong progress on integration and remain on track to deliver synergy savings in line with the previously stated value and timetable.

21

Acting responsibly
We are committed to playing our part in building increasingly sustainable homes and communities.



22

UK Housing
Our objective is to drive relative improvement in the operating margin. Excellent progress has already been made, driven by the changes in land strategy, the drive to reduce costs and the impact of an improved sales strategy.

More online

www.taylorwimpey.com
Our website contains a wide variety of additional information about the Group, along with links to our sites for home buyers. A fully interactive version of this report is also available.

One Group uniquely positioned



Norman Askew
Chairman

Pete Redfern
Group Chief Executive

Welcome to the first Annual Report of Taylor Wimpey plc.

Following our successful merger and rapid integration to create the new Taylo Wimpey Group, we are well placed to deliver business improvement. This improvement will be made through our land and planning strategy, build cost efficiency, improved sales and custome care and the delivery of significant synergy benefits.

Over the next nine pages we will give you a clear overview of how we plan to move forward in these key areas and demonstrate that the combined strengths of the new business put Taylor Wimpey in an excellent position for the future. ➔

Land and planning

The merger delivered a better balance to our landbanks in both the UK and North America. This provides the opportunity to add value through planning and development and a more stable base for the future.

Build cost efficiency

As the UK's largest homebuilder and with increased scale in North America, Taylor Wimpey has significant opportunities for both procurement efficiencies and design and engineering savings.

Sales and customer care

Our enlarged business gives a greater ability to manage sales rates in order to maximise margin performance. We continue to strive to deliver high quality homes and excellent levels of customer service.

Synergy benefits

We are committed to delivering synergy exit rates of £70m by the end of 2008 and £100m by the end of 2009. One-off merger related restructuring costs of £60m have been charged in 2007.

Land and planning



Land is the lifeblood of our business. Combining Taylor Woodrow's strong strategic landbank and George Wimpey's well sourced short term land has delivered a well balanced landbank that puts Taylor Wimpey in an excellent position for the future.



1
Strategic land

In the UK, land with an implementable planning consent remains a scarce resource. Competition for such land is intense resulting in relatively high purchase prices. Our strategic land team is dedicated to identifying sites which do not currently have planning consent, but have good potential for future development. We would typically agree a purchase option arrangement with the landowner and then work together to promote the site through the planning process. Purchase options generally provide us with the ability to purchase the land at a discount to open market value when suitable planning consents are obtained. We aim to increase the proportion of our UK home completions that are built on strategically sourced land over time.

2
Brownfield land

During 2007, 68% of our homes in the UK were built on 'brownfield' or previously developed land. This classification incorporates a wide variety of former uses. For example, our Axis development in Coventry is on the site of the former Peugeot works; our Grand Union Village development in West London is on the site of the former Taylor Woodrow head office; and our Modern Ice development in San José, California, is on the site of a former refrigeration and cold storage unit. We regularly turn disused, neglected or contaminated land into thriving new communities. Many of our developments integrate green spaces or wildlife areas and involve conservation work.

3
Developing communities

Planning skills are a key element of our success. The ability to develop sustainable communities is a key factor in winning land bids and also ensures that the finished developments are attractive and vibrant communities where people want and can afford to live. More detail on this aspect of our business is provided in our separate Corporate Responsibility Report.

4
Taylor Woodrow Communities

Our land development business in North America, Taylor Woodrow Communities, identifies and acquires land suitable for housing. We then masterplan the community and put in place the required infrastructure to support the building of homes. Having identified the plots that best suit our product range, we sell on the remaining plots to other homebuilders.







Build cost efficiency



Our merger provides us with tremendous opportunities to learn from the best practices of each of the legacy businesses and to benefit from the increased scale of our combined operations.










3
4

1
Specification
We have reviewed the housetype ranges of the two legacy businesses in the UK in order to identify opportunities to reduce build costs. A review of similar housetypes from the two ranges has identified significant opportunities for cost saving arising from differences in the underlying specifications. For example, changes to the design of the plumbing in some of our housetypes will result in reduced materials and installation costs.

2
Subcontractors
Our increased scale means that we are able to offer subcontractors greater volumes of work and more certainty of future work. This has enabled us to work collaboratively with many of our subcontractors to find ways to reduce costs.

3
Build process
We have undertaken a thorough review of the build processes used by the legacy businesses in both the UK and North America to identify the optimal approach for the combined business moving forward. As an example, we have identified an opportunity to deliver significant potential savings on scaffolding costs by amending the build process to reduce the length of time that it is required on each plot.

4
Materials
Our increased scale brings with it opportunities for cost savings on our material purchases. In the first instance, we have undertaken an exercise to compare the prices paid for materials by each of the legacy businesses in order to take advantage of the best deals for future completions. Beyond this, our scale enables us to work with our suppliers to establish how we can take costs out of the process of supplying our raw materials, to the benefit of both parties.

Sales and customer care



In more challenging market conditions sales and marketing becomes an increasingly important element of our business. The quality of our product and the standard of our customer care are essential to the success of our business.




3
4

1
Outlets
In the UK we reached our challenging target of having 500 active sales outlets by the end of 2007. Having a larger number of outlets gives us greater flexibility in the way in which we manage our business. In more subdued market conditions, having a larger number of outlets means that we can accept a lower sales rate at each outlet and therefore prioritise margin over volume. Having more outlets also gives us a greater degree of protection against the risk of planning delays on new outlets.

2
Dual branding
Operating with two core brands in the UK (Bryant Homes and George Wimpey) enables us to offer a wider choice to customers at our larger sites. It also enables us to use our land more efficiently, as we can build and sell homes more quickly on these sites once planning is obtained.

3
Quality
Quality is fundamental to everything we do and is essential for our reputation and our profitability. Moving home can be a stressful experience and the last thing that a customer wants is to move into a new home and discover a problem. It is also much cheaper to get something 'right first time' than to go back and rectify a fault.

4
Customer care
We aim to provide the highest levels of customer care. Following the merger we have reviewed the systems and processes in place in each of the legacy businesses to identify best practices for implementation during 2008.

In 2007, Monarch Homes was named the number one builder in terms of customer satisfaction in Ottawa, Canada, by the influential JD Power and Associates survey.


Bryant Homes at St Crispin
Marketing Suite
Open daily 9.30am to 5.00pm
01604 754 367
Bryant Homes




Welcome to
Vision
George Wimpey

Synergy benefits



We remain on course to deliver our synergy target exit rates of £70 million by the end of 2008 and £100 million by the end of 2009. These incorporate some of the build cost efficiencies outlined on pages 6 and 7, along with a number of other initiatives.











1
Procurement
In addition to savings on site costs, we are reviewing the agreements in place for business services such as company cars and van fleets, media and office supplies.

2
Sales efficiencies
There are a number of areas where the merger will enable us to deliver savings on our combined selling costs. A key component of this will be our advertising costs, where our enlarged scale gives us better bargaining power and enables us to make more efficient use of the advertising space that we buy.

3
Headcount
In the UK we now expect a total of 593 roles to be removed from the business as a result of duplication. We retained 37% of employees from office closures and found them jobs elsewhere. We did our best to make relocation as straightforward, flexible and financially viable as possible. In North America, the overall headcount reduction is of a similar scale, but this also includes actions taken as a result of the ongoing weakness in the US market.

4
Property costs
The merger will deliver reductions in property costs in both the UK and North America as we optimise our business structure. In the UK, we are closing the former Taylor Woodrow head office in Solihull and have closed four regional offices. In North America, we now have nine fewer divisions than the two legacy businesses combined.

A rapid and successful integratio



Norman Askew
Chairman

A year of transformation

The 2007 merger of Taylor Woodrow plc and George Wimpey Plc has already realised significant benefits. It has changed the face of, and the opportunities for the business. The benefits of the merger are as valid today as they were in July. This is especially true in the difficult market conditions that we currently face.

2007 performance

Our UK Housing business has delivered a strong performance against a backdrop of more subdued market conditions, particularly in the second half of 2007. We took the decision to prioritise margin improvement over volume and have exceeded our target to achieve pro forma operating margins** of 14%.

Markets in North America have remained extremely challenging throughout 2007. Whilst our Canadian operations have taken advantage of a robust environment to deliver another good set of results, our business in the US has returned a loss for the year after recording significant exceptional items. Total pre-tax exceptional items for the year are £379.7 million of which £321.3 million relate to the North America Housing business.

In Spain and Gibraltar, oversupply in the market in mainland Spain has had a negative effect on our performance, despite relatively stable market conditions in Mallorca and Gibraltar.

The performance of our Construction business has been good in the UK but has been hampered by losses on a small number of overseas road construction projects.

Creating value for our shareholders

Taylor Wimpey plc continues the focus on long term value creation that was adopted by both Taylor Woodrow plc and George Wimpey Plc.

This approach has been illustrated by the commencement of a £750 million share buyback programme during the year. At t year end we had completed the purchase of 94.8 million shares, at a total cost of £250 million. Given the uncertainty in the UK housing market, the Board has decide to suspend the buyback programme temporarily until conditions improve. In or to maintain flexibility we will be seeking th usual authority at the forthcoming Annual General Meeting (AGM) on 17 April 2008 to purchase up to 10% of our shares.

We are pleased to confirm the continuatio our progressive dividend policy, by which intend to grow dividends in line with earni over the medium term whilst maintaining prudent levels of profit and cash cover.

In line with this policy, the Board recommends an increase in the final divid to 10.25 pence per share from 9.75 penc 2006. This, together with the interim divid of 5.5 pence paid on 1 November 2007, makes a total dividend for the year of 15.75 pence, an increase of 6.8%.

Subject to shareholder approval at the AG the dividend will be paid on 1 July 2008, t shareholders on the register at close of business on 23 May 2008.

This dividend will be paid as a convention cash dividend but shareholders are once again being offered the opportunity to reinvest some or all of their dividend unde the Dividend Re-Investment Plan, details c which are contained in the Shareholder Information section.

Corporate governance

Following the merger, we have taken the opportunity to review our approach to corporate governance to ensure that we incorporate the best practices from both c

** The basis of preparation of pro forma financial information is set out on page 104.

he legacy businesses. A full report on our orporate governance activities can be found n pages 43 to 45.

orporate responsibility management

ollowing the merger we set up a new oard-level Corporate Responsibility ommittee. The Committee is made up of ndependent Non Executive and Executive irectors and is chaired by Non Executive irector Katherine Innes Ker.

he Committee is responsible for ecommending the Company's corporate esponsibility strategy, policies, reporting and erformance monitoring to the Board. The ommittee's remit includes ensuring that orporate responsibility strategy and activity s adequately resourced, has appropriate tanding within the Company and is aligned o the needs of the business.

ur key areas of focus in terms of corporate esponsibility are the homes and communities hat we build for our customers and the way hat we operate as a business in terms of uman resources, health and safety, nvironment and supply chain management.

oard and operational changes

n behalf of the Board, I would like to record my thanks for the contributions made by the utgoing Board members.

n the case of Taylor Woodrow plc, Ian Smith nd Vernon Sankey resigned from the Board t the time of the merger. John Landrum eft the Board with effect from 31 July 2007 ollowing which Sheryl Palmer has operational esponsibility for the North American usiness. Sheryl has 18 years of experience n the homebuilding and land development ndustry, much of it with Pulte Homes and el Webb, prior to joining Morrison Homes n early 2006.

The Board would also like to take this opportunity to thank John Robinson, Andrew Carr-Locke, Steve Parker, Robert Sharpe and Christine Cross who resigned from the George Wimpey Plc board at the time of the merger.

Our people

It is an unfortunate fact that many of the savings achieved through mergers come as a result of redundancies. We would like to record our thanks for the expertise and dedication of all of our employees and, in particular, for the professionalism of those employees who no longer have a continuing role within the combined business.

Approach to reporting

The results within this Annual Report and Accounts are presented under the acquisition accounting convention, including alignment of accounting policies, fair value adjustments on the George Wimpey net assets acquired and the recognition of other intangibles including goodwill. The results of the former George Wimpey Plc business are incorporated from 3 July 2007, when the merger completed.

Shareholder information

Full details of the facilities available to shareholders can be found on page 112 of this Annual Report and Accounts and at www.taylorwimpey.com.



Norman Askew
Chairman

Operational summary

- Successful and rapid integration to create the new Taylor Wimpey Group
- Strong growth in pro forma UK operating margins** to 15.2%, ahead of target
- Actions in place to achieve full synergy targets with further progress expected
- Net operating assets for North America Housing reduced to 15% of total Group

For more information visit www.taylorwimpey.com

Achieving business benefits



Pete Redfern
Group Chief Executive

Following the successful completion of the largest ever merger in the UK homebuilding industry, we are making excellent progress with our integration plans.

At the time of the merger, we outlined a series of business benefits that would be delivered as a result of the transaction and I would like to take this opportunity to update you on the advances that we are making in each of these areas.

Improving margin growth in the UK

The UK Housing businesses of both Taylor Woodrow and George Wimpey were operating in the bottom quartile of the listed peer group in terms of margin performance prior to the merger. However, the reasons for this underperformance were fundamentally different. Whilst Taylor Woodrow had a very strong long term landbank, it had higher than average build costs and was not converting all of the value through the build and sales processes. In contrast, George Wimpey's cost efficiency was amongst the best in the sector, but its landbank mainly comprised of more expensive, short term land.

The merger has given us a well balanced land portfolio, a position that neither legacy business would have been able to achieve in such a short period of time as a standalone entity. This brings with it the ability to benefit from the lower land costs associated with strategic land, whilst mitigating the risk of planning delay through the use of short term land to fill in any 'gaps' in the land pipeline.

** The basis of preparation of pro forma financial information is set out on page 104.

By bringing these two businesses together we have had the opportunity to blend the best practices of each operation to create the foundations for a more competitive organisation moving forward. For example, have performed a review of similar housety from the Bryant Homes and George Wimp product ranges to identify improvements to quality and reductions in cost that can be rolled out across future developments.

We have also been able to optimise our business structure, with the result that overheads going forward will represent a smaller percentage of overall sales than was the case for either legacy business.

Both legacy businesses were operating w higher sales rates per outlet than the indu average prior to the merger. We have take the decision to prioritise margin over volur and have therefore reduced sales rates si the merger. In the more subdued market conditions that we have experienced in th UK this has meant that we have not had t chase sales and therefore that we can be more selective with regard to the incentive that are offered to secure a sale.

I am delighted by the progress that has be made by the UK Housing business over th last six months. More detail is provided or pages 22 to 27, but the evidence of our success can be seen in the increase in the pro forma operating margin** from 12.8% in 2006 to 15.2% in 2007.

Our strategy

Vision and goal

Taylor Wimpey plc is a focused homebuilding company with operations in the UK, North America, Spain and Gibraltar. We aim to be the homebuilder of choice for customers, employees, shareholders and communities.

Looking at our largest businesses in more detail:

Focused strategy

UK

- Goal to be the leading homebuilder in the UK
- Current priority is relative margin improvement, followed by:
- Volume growth from increased outlets

North America

- Goal to be the homebuilder of choice in each of our markets
- Current focus on managing tough conditions – 'cash and costs', followed by:
- Reinvestment at lower cost as market turns

Merger benefits

Both businesses are strengthened by the merger

- Strengthened landbank
- Increased build cost efficiency
- Improved sales and customer care strategy
- Significant synergy benefits

Economies of scale in the UK

Bringing together two businesses brings with it opportunities to benefit from the increased size of the combined operations. For our UK Housing business, these opportunities lie in three main areas: procurement and supply chain; overhead efficiency; and land management.

Whilst both legacy businesses had already put in place a number of initiatives to ensure the efficiency of their purchasing and supply chain processes, the increased scale of the combined business provides further opportunities for improvement. For example, following the merger, we have undertaken an exercise to compare the prices paid for materials by each of the legacy businesses. As a result, we have been able to ensure that we take advantage of the best deals for future completions.

However, our size enables us to go beyond this approach. We are currently working with our major suppliers to establish how we can take costs out of the process of supplying our raw materials to the benefit of both ourselves and our suppliers. Examples might include sharing more detailed forecast information with our suppliers to enable them to anticipate key periods of demand for their products and analysing the location of our sites to minimise transport costs.



We have structured our UK Housing busin in such a way as to optimise overhead cos The UK Housing head office, based in Hig Wycombe, is a lean team providing suppo and specialist guidance to our 34 regional businesses. Each of these regional busines is staffed in accordance with the expected number of completions. The optimal size of a region is around 650 completions and, or a region approaches this scale, we will crea a new 'satellite' operation to facilitate ongoi growth. To maintain overhead efficiency, these satellites will receive support from the originating region until such time as the leve completions merits an increase in the size c the team.

Our increased scale also enables us to ad our approach to land buying in the UK. Th strength of our balance sheet and the skills of our land and planning teams will enable us to participate in projects that our legacy businesses might not have been able to consider. We are also able to invest proportionately more money into strategic land, which brings with it the potential for higher profits on sites that are successfully promoted through the planning process.

A stronger business in North America

Market conditions remain exceptionally challenging in North America, but the merg brings benefits which leave us better place than the legacy businesses would have be on their own.

There was an excellent geographical fit between the two legacy businesses in the US. Both Taylor Woodrow and Morrison Homes had operations in Arizona, Californ

Our focus

Group key performance indicators

Profit before tax
We strive to achieve the highest level of profit before tax in the housebuilding sector.

Profit on ordinary activities, excluding exceptional items and before charging tax.

Earnings per share
We seek to provide continuous growth in earnings per share.

The basic earnings per share based upon the profit attributable to ordinary shareholders, before exceptional items, divided by the average number of shares in issue during the year.

Return on average capital employed
We aim to deliver a return on capital employed above the level of our cost of funding.

Profit on ordinary activities before finance costs, exceptional items and amortisation of brands divided by the average of opening and closing capital employed (excluding goodwill and brands).

Dividend per share
We aim to deliver an attractive progressive dividend.

The sum of the interim dividend per share and the final proposed dividend per share for the year.

Staff attrition
We endeavour to attract and retain the highest calibre of employees and strive to be a company that people want to work for.

Following the merger, new systems and processes are being introduced and the staff attrition key performance indicator will be introduced in the 2008 Annual Report.

UK Housing/North America Housing/Spain and Gibraltar Housing key performance indicators

Operating margin
We aim to deliver industry leading operating margins in each of our businesses.

Profit on ordinary activities before finance costs, exceptional items and amortisation of brands divided by revenue.

Order book as a percentage of revenue
We aim to hold an appropriate level of order book to give us visibility of profits for the forthcoming year.

Year end order book divided by revenue for that year.

Average outlet numbers
We aim to increase the average number of outlets over time in order to grow our business.

Weighted average number of outlets open over the course of a year.

Customer satisfaction
We strive to maintain and improve our customer satisfaction scores.

The basis used for this score across our business varies by geography. Please see the corporate responsibility section on our website for detailed information.

Health and safety
We want to send our employees and sub-contractors home safely and uninjured day after day.

The basis used for this score across our business varies by geography. Please see the corporate responsibility section on our website for detailed information.

Sales rates
We aim to achieve an appropriate sales rate per week to prioritise operating margin over completion volumes.

Annual gross reservations divided by the average number of sites, divided by 52.

Construction key performance indicators

Order book
We aim to hold an appropriate level of order book to give us visibility of profits for the forthcoming year.

Value of the year end order book (excluding any orders from other Group companies).

Operating margin
We aim to deliver industry leading operating margins in each of our businesses.

Profit on ordinary activities before finance costs, exceptional items and amortisation of brands divided by revenue.

Customer satisfaction
We strive to maintain and improve our customer satisfaction scores.

The basis used for this score across our business varies by geography. Please see the corporate responsibility section on our website for detailed information.

Health and safety
We strive to maintain and improve our customer satisfaction scores.

The basis used for this score across our business varies by geography. Please see the corporate responsibility section on our website for detailed information.

Florida and Texas. Combining these operations has enabled us to increase our scale in these key States, bringing with it overhead efficiencies, increased buying power, greater market presence and marketing efficiencies.

The combination of the two businesses has brought us a broader product offering, appealing to a wider range of consumer preferences. Whilst the legacy Morrison Homes business was focused on the mid-market, the Taylor Woodrow business also had experience of building luxury homes. We go forward with a product range catering to buyers from entry level apartments to luxury country club homes. We also have a land development business which sells lots to other homebuilders, as well as supplying our own operations.

We are also better placed to take advantage of future market recovery in the US as a result of the merger.

The increased strength of our business, both in North America and at a Group level, leaves us well positioned to take advantage of land acquisition opportunities as the market starts to recover. However, it remains too early to make significant land purchases in the US.

Material annual synergies

At the time of the announcement of the merger, we indicated that we expected to deliver an exit rate of at least £70 million of pre-tax synergies by the end of 2008. We anticipated one-off costs associated with the merger of around £60 million to be incurred primarily during 2007.

We subsequently increased our synergy estimates at the Interim Results in July. This was a result of the additional work that we were able to do as the merger progressed. We have actions in place to deliver these increased exit rate targets of £70 million by the end of 2008 and £100 million in aggregate by the end of 2009, with further progress expected. The one-off costs associated with the merger were in line with the expected £60 million and have been recognised in the 2007 accounts.

These synergies are in excess of the previously announced cost savings of £25 million in George Wimpey's UK business and combined savings in excess of US$20 million in the legacy businesses in North America. I am very pleased to be able to confirm that both of these targets were also achieved during 2007.

People

We were able to take advantage of the fact that the transaction was an agreed merger to make significant progress on integration planning before the deal completed. When we announced the merger we were also able to announce the proposed structure of the combined Board.

We set up integration teams, comprising employees from both legacy businesses, which were tasked with putting together detailed plans that could be put into effect as soon as the merger completed. These teams worked together exceptionally well, enabling us to hit the ground running on 3 July 2007.

Since the merger, I have spent a lot of my time visiting the different parts of our combined business and I have been very impressed by the positive attitude of the people that I have met and by their determination to make the merger work.

Corporate responsibility

Corporate responsibility is an integral part of corporate governance and one of the hallmarks of a well managed company. We committed to being a responsible compan and to playing our part in building increasin sustainable homes and communities.

We also believe that corporate responsibil makes sound commercial sense. It helps us to:

- Demonstrate high standards of governar to stakeholders whose opinions and acti can have an impact on our business
- Meet our customers' current and future needs and wants
- Attract and retain high calibre employee
- Save money, reduce business risk and protect our reputation by managing our business effectively, rather than engagin in expensive or damaging remedial actio
- Win competitive tenders that are increasingly based on sustainability crite
- Respond to the growing sustainability requirements of governments in the regi in which we operate
- Identify opportunities for business development and innovation
- Anticipate and comply promptly with new legislation

Our principal risks and uncertainties

As with any business, Taylor Wimpey faces a number of risks and uncertainties in the course of its day to day operations. By effectively identifying and managing these risks, we are able to improve our returns, thereby adding value for shareholders.

Economic and market environment
Demand is heavily dependent on consumer confidence in the wider economy, which is influenced by factors such as unemployment levels, availability of credit and interest rates, which are outside the Group's control.

We use the detailed knowledge of our local teams to select the locations and home designs that best meet existing customer demand. We minimise the level of speculative build that we undertake by opening a sales outlet at an early stage of development.

Land purchasing
Land is the major 'raw material' for the Group and, as such, mis-priced or poor quality land would have a detrimental impact on our profitability.

To mitigate this risk, we operate an investment appraisal process for significant land purchases, which ensures that such projects are subject to appropriate review and authorisation dependent on the proposed scale of expenditure.

Availability of sub-contractors
The vast majority of the work carried out on site is performed by sub-contractors. If they are not able to recruit sufficient numbers of skilled employees, our developments may suffer from delays or quality issues.

We vet all suppliers thoroughly prior to working with them to ensure that they meet our requirements for environmental impact, health and safety, quality and financial stability. We also play our part in addressing the skills shortage in the building industry through apprenticeship schemes and membership of the Construction Industry Training Board.

Site safety
Building sites are inherently dangerous places and our management of health and safety issues is of paramount importance to us.

We want all of our people – whether employee or sub-contractor – to go home at the end of the day safe and healthy. We have a comprehensive HSE management system, supported by policies and procedures to ensure that we live up to our intention of providing a safe and healthy working environment.

Construction process
Construction, both of homes and other projects, can be subject to delays for a wide variety of reasons. These include adverse ground conditions, changes to the original design once build has commenced and adverse weather.

We target the type of work that we bid for selectively, choosing not to participate in projects where we consider that the risks are too great. We maintain detailed risk registers, ensuring that risks are identified, priced or hedged and approved at the appropriate level before taking on a project. These registers are maintained throughout the life of the project and reviewed following the completion of the job to identify any key learning points for future projects. We also actively promote developments in areas such as off-site manufacturing which have the potential to reduce the risk of delay.

Government regulations
The number of homes that we are able to build in the course of a financial year is dependent on the granting of suitable planning permissions. Due to the time taken to obtain planning permissions on land, we hold a landbank to provide greater certainty of the number of plots to be developed in the following 12 months. We also look to use options to control land, with ownership not being taken until planning is more certain.

Delays to the expected timescale for receipt of planning on a site may result in a reduction in the number of homes that we have available for sale. Planners may also impose conditions within planning consents, which may lead to additional costs of developing a site. Our land specialists mitigate these risks by working closely with the relevant planning authorities and through the structure of land purchase agreements.

In the UK, planning permissions can be very specific, including the density, types of housing and availability of car parking spaces. If the views of the planners do not coincide with our customers' aspirations there will be an impact on demand for our product. We work closely with the Government, both directly and as a member of industry groups, to highlight such potential issues.

For more information visit www.taylorwimpey.com

Since the merger of George Wimpey and Taylor Woodrow in July 2007, we have focused on learning from the experience and expertise within each of our legacy businesses with a view to integrating best practice for the future.

During 2007, we focused on analysing our legacy companies' approach in all business areas, engaging with internal and external stakeholders to identify best practice and deciding on how best to move forward. We are now updating our policies, procedures and systems and, once this process is complete, we will focus on implementing and embedding these new approaches.

Sustainability performance

George Wimpey and Taylor Woodrow had a strong track record in terms of corporate responsibility performance. The Next Generation 2007 sustainability benchmark placed both companies in the top three of the UK's 20 largest housebuilders. Taylor Woodrow and George Wimpey scored 73% and 72% respectively in the benchmark, in comparison with an average sector score of 39%. We were two of just three companies to score over 70% in this WWF, Insight Investment and Housing Corporation benchmark. We are also included in the FTSE4Good and Dow Jones Sustainability Group indices.

Our involvement in developments such as the Design for Manufacture site at Oxley Woods and the Millennium Communities in Greenwich, Telford and Manchester are a further testament to our sustainability performance.

Outlook

The Group is well placed following the merger to benefit from a strengthened landbank, operational efficiencies, ongoing cost savings programmes and a strong financial position. We have continued to identify additional areas for further savings and efficiencies.

In the UK, although sales and cancellation rates have improved in the early part of 2008, they remain weaker than seasonal norms. Our order book at the end of February 2008 is £1.3 billion with a greater than historical weighting towards affordable homes. We anticipate that the current subdued conditions will continue, with interest rates and mortgage availability being key determinants of customer confidence. Our focus is on preserving value through maintaining a steady, but reduced, sales rate and controlling land and work in progress spend tightly. We anticipate that these actions will result in significant cash generation, particularly in the second half of 2008.

In North America, we do not expect market conditions in the US to improve significantly during 2008. In the short term, our strategy remains to focus on managing out existing sites and reducing the cost base. We are well placed to take advantage of land acquisition opportunities as they arise in the future.



Pete Redfern
Group Chief Executive

Our corporate responsibility approach



Katherine Innes Ker
Corporate Responsibility
Committee Chairman

	Aim	2007 achievements	2008 targets
Our approach	To operate responsibly and build sustainable homes and communities	Taylor Woodrow and George Wimpey were two of only three housebuilders to score over 70% in a sustainability benchmark	Our high level Corporate Responsibility Committee will continue to ensure that the Company maintains high standards of corporate responsibility
Supporting local communities	To be a good neighbour in the communities in which we operate	Won 10 awards from the Considerate Constructors Scheme for building in a considerate manner	Seek to further improve community engagement and implement our new charitable policies
Better by design	To use design to enhance the homes and communities we build	Received a series of high profile awards for design and innovation	Improve design and build quality in all regions in which we operate
Environmental sustainability	To build environmentally friendly homes and communities	Integrated a wide range of environmental features into our developments	Improve the energy and water efficiency of the homes we build
Enhancing economic growth	To contribute to the local economies in which we operate	Contributed over £89.5 million in UK planning obligations as well as providing affordable housing and employment opportunities	Further develop our G2 brand of low cost, high quality housing aimed at first time buyers
Customer care	To provide the highest levels of customer care	Developed new Taylor Wimpey systems and processes	Implement and embed our new customer care practices
Employees	To attract, develop and retain the highest calibre of employees	Focused on open and fair treatment of employees during the merger process	Bring the culture of our former businesses together to create industry leading employee teams
Health, safety and environmental (HSE) management	To provide safe and healthy workplaces and minimise environmental impact	Integrated systems and processes and introduced a comprehensive new UK HSE manual	Implement and embed our HSE management systems
Supply chain management (SCM)	To maintain effective and fair SCM procedures	Analysed historical approaches to SCM to identify best practice going forward	Integrate our systems and processes as well as reviewing green procurement practices



For more information visit
www.taylorwimpey.com

Delivering strong progress



Ian Sutcliffe
Chief Executive, Taylor Wimpey UK

UK Housing strategy

- Goal to be the leading homebuilder in the UK
- Current priority is relative margin improvement, followed by volume growth from increasing outlet numbers

UK key performance indicators	2007
Pro forma operating margin**	15.2%
Operating margin*	13.7%
Order book as a percentage of 2007 revenue	35%
Average outlet numbers	337
Customer satisfaction Bryant Homes	87%
Customer satisfaction George Wimpey	87%
Health and safety injury frequency rate (per 100,000 hours worked)	0.315
Private sales rate (per outlet per week)	0.55

UK relative margin improvement opportunities

- Strong landbank and potential for increased conversion of strategic land
- Roll out of build cost best practice and procurement efficiencies
- Tighter control of sales incentives and strong forward selling

UK housing market

The UK housing market continues to exhil a structural undersupply of new housing against Government projections of housel formation, providing support to the marke the long term.

After a first half of solid market conditions in the UK, the market was subdued in the normally strong Autumn selling season as a result of a combination of factors:

- Availability of credit and lender restrictions
- Adverse media coverage of the housing market
- Loss of consumer confidence

)espite these more subdued conditions, ›ricing has remained stable during the econd half of 2007. We have not ›xperienced any significant geographic lifferentials, although the Midlands and lorth experienced the downturn earliest.

he UK's new Prime Minister has made iousing one of his key priorities. Taylor Wimpey upports the Government's objectives on iousing provision as set out in the Housing Green Paper and the focus on affordability, upply, sustainability and design.

- Affordability: This is a priority issue. We are developing a business called G2, solely aimed at giving first time buyers a foothold on the property ladder and continue George Wimpey's strong support for English Partnerships' First Time Buyer Initiative. We are working to develop shared equity products and have invested in a strong affordable housing specialist team, dedicated to delivering high quality affordable housing for all tenures.
- Supply: We are committed to playing our role in delivering the Government's housing targets. When suitable planning consent is available we will commence development at an appropriate rate to enable safe development of quality homes.
- Sustainability: We have a proven track record of moving sustainability forward via innovative developments, such as Oxley Woods in Milton Keynes, and are actively seeking industry-wide solutions to deliver sustainable homes.
- Design: We have a dedicated design team in place to work with external bodies and leading architects to continue to improve the design of our homes and communities.

We expect the Government's objectives to be challenging, particularly given an uncertain economic outlook, although we believe them to be achievable provided that all stakeholders work in partnership.

Strategy and integration

We have already made excellent progress on improving our UK Housing margin. We have achieved pro forma operating margin** growth of 2.4 percentage points to 15.2%, exceeding the 14% target set for the combined UK business for 2007 at our Interim Results in July. The key drivers of this margin improvement are changes in land strategy, a focus on reducing costs and the impact of an improved sales strategy.

The business has a strong land base, with a good mix of both short term and long term land. Over the last six months, we have reviewed the combined landbank in detail, and sold a number of sites that did not meet our ongoing requirements. These sales include sites where the two businesses had duplicate holdings, or where the nature of the site did not meet our ongoing strategy.

We have also focused on our outlet opening programme, which is key to driving sales volumes without damaging pricing. We are

* Profit on ordinary activities before finance costs, exceptional items and amortisation of brands.

** The basis of preparation of pro forma financial information is set out on page 104.

UK housing market at a glance

Key drivers
- Continuing undersupply of new homes against Government projections of household formation
- Strong cultural preference towards home ownership rather than rental

Potential risk factors
- Continuing problems of credit availability impacting on consumer confidence
- Changing economic environment leading to increasing interest rates or unemployment
- First time buyers becoming priced out of the market
- Changes in investor sentiment leading to increased supply in the secondary market

Taylor Wimpey performance
- Exceeded 14% pro forma operating margin** target
- Delivering merger synergies ahead of planned timetable
- 90% of forecast 2008 completions are on sites which are already actively selling

For more information visit www.taylorwimpey.com

UK Housing private development price points



50
40
30
20
10
0
% completions
51-100
101-150
151-200
201-250
251-300
301-500
500+
price points (£000's)

extremely pleased that we have achieved our stretch target of 500 active outlets at the year end, including over 100 new outlets which were opened in the fourth quarter of 2007.

Synergy savings as a result of the merger will result in lower overhead costs per home sold, and we also have significant opportunities to reduce build costs over time. Our work comparing standard housetypes from the two historic product ranges suggests that savings of as much as £8,000 per home could be achievable. The first of these savings will start to come through in 2008.

Prior to the merger, George Wimpey announced a target of £25 million of build cost savings to be achieved in 2007. This target, which is in addition to the synergy savings outlined above, has been exceed during the year.

We have successfully implemented a revis sales strategy to complement our focus o margin improvement, rather than driving volume. As a result, we have been able to manage sales incentives tightly during the more subdued market conditions of the second half of 2007.

We continue to make excellent progress on our internal integration targets. The UK Housing management team and their direc reports were in place on the date of completion of the merger and the majority head office staff are now based at our offic High Wycombe.

The four regional offices identified for clos at the time of the merger have now been closed, with the responsibility for all of the sites transferred to neighbouring regions. Following the merger, we are now operati through 34 regions across the UK, with a further five satellite regions providing additional geographic coverage.

Wherever possible we sought to redeploy staff following the merger. However, a tota 593 roles will be removed from the busine due to duplication. 323 roles were remove by the end of 2007.

We have been able to accelerate our progre on achieving synergies in both build and overhead costs. Against an overall target ex rate of £70 million for the UK by the end of 2009, we have already identified specific savings in excess of this, and expect arounc £50 million of synergies to flow through in 2

UK Housing key performance indicators

Operating margin*


07
13.7%
06
12.7%

■ Taylor Wimpey
□ Taylor Woodrow

13.7%

Private sales rate


07
0.55
06
0.79

■ Taylor Wimpey
□ Taylor Woodrow

0.55

Order book as a percentage of revenue


07
35%
06
30%

■ Taylor Wimpey
□ Taylor Woodrow

35%

Average outlet numbers


07
337
06
207

■ Taylor Wimpey
□ Taylor Woodrow

337

Customer satisfaction

87%

Percentage of customers who would recommend Bryant Homes and George Wimpey to their friends and family

Health and safety

0.315

Injury incident rate per 100,000 hours worked

Financial review

UK housing revenue increased by 73.6% to £3,053.8 million (2006: £1,759.2 million), primarily reflecting the inclusion of the legacy George Wimpey business for the second half of 2007.

Operating profit* was £418.2 million, an increase of 86.7% against the previous year (2006: £224.0 million).

The operating margin* for 2007 was 13.7% (2006: 12.7%).

Exceptional items of £47.9 million were charged during the year. These related to one time restructuring costs associated with delivering synergy benefits (£37.9 million) and the write down of the Laing brand (£10.0 million).

Sales, completions and pricing

Whilst sales and cancellation rates were steady year on year for the first half of 2007, second half sales levels were around 15% lower than the equivalent period in 2006.

* Profit on ordinary activities before finance costs, exceptional items and amortisation of brands.

Cancellation rates in the second half of 2007 were running above 30%, compared to a long run average of around 20%.

This reflected the more subdued market conditions being experienced across the UK, particularly in the fourth quarter of 2007.

We completed 14,862 homes in 2007, an increase of 79.2% on the prior year (2006: 8,294).

The average selling price of our homes in 2007 was £191,000 (2006: £193,000). The average selling price of a private home was £208,000 (2006: £210,000), whilst the average selling price of an affordable home was £105,000 (2006: £100,000).

The estimated underlying cost inflation of labour and materials has been running at around 3% per annum during 2007. The initiatives underway as a result of the merger are expected to more than offset inflationary increases.

Our year end order book stood at £1,064 million (2006: £534 million).

UK Housing landbank

	2007				2006
Plots	Owned	Controlled	Pipeline	Total	Total
Detailed planning	42,459	2,435	267	45,161	19,369
Outline planning	26,148	5,123	881	32,152	16,897
Resolution to grant	4,109	5,881	3,756	13,746	7,432
Sub total	72,716	13,439	4,904	91,059	43,698
Allocated strategic	3,717	8,477	301	12,495	7,300
Non allocated strategic	25,514	64,347	536	90,397	64,650
Total	**101,947**	**86,263**	**5,741**	**193,951**	**115,648**

Product range and branding

Following the merger, we are operating with two core brands in the UK, Bryant Homes and George Wimpey. We have identified a number of ways to differentiate our brands to offer customers more choice on our sites, whilst retaining a shared set of 'core values'. Some of these differentiating factors, such as the range of optional extras that can be purchased, are already being rolled out. Other factors, such as changes to the design of the housetype portfolio, will take time to come into effect.

In addition, we are continuing to develop the G2 brand, with a product and price range specifically targeted at first time buyers. We built our second G2 development during 2007 and 70% of the homes were sold within one day.

We offer a wide range of products from apartments to five bedroom houses, with prices ranging from under £100,000 to over £500,000. During 2007, the majority of our homes were priced within a range from £100,000 to £200,000.

Quality and customers

We remain committed to delivering high quality homes for all of our customers.

Our key performance indicator for custom satisfaction during 2007 was the percenta of customers who would recommend us. Both Bryant Homes and George Wimpey recorded scores of 87%, although differen methodologies had been used by the lega businesses. Going forward, we will be usi a new measurement system administered the National House-Building Council (NHE

We have once again been well represente the NHBC Pride in the Job awards, looking build quality, with our UK site managers winning 65 Quality Awards, 20 Seals of Excellence and four Regional Awards.

andbank

ombining Taylor Woodrow's strong strategic ndbank and George Wimpey's short term nd has delivered a well balanced portfolio hat puts Taylor Wimpey in an excellent osition for future home completions. At the ear end, all plots required for forecast 2008 ompletions had detailed planning consents in lace and 90% of forecast completions were n sites which were already actively selling.

/e have undertaken a number of land sales the second half of 2007, following our review f the combined landbank. For the year as a /hole, land sales have generated £130.9 million f revenue (2006: £194.6 million) and ontributed £40.1 million of operating profit after llocation of overheads (2006: £25.6 million).

s part of the review of landbank, we have eviewed in detail our disclosure and, as result, have provided more information on ne structure of the landbank. This includes oth the actual stage of planning and a greater reakdown of the way in which the land is eld. Our UK short term landbank, epresenting owned or controlled land with lanning, or a resolution to grant planning, tood at 86,155 plots at 31 December 2007 2006: 39,077 plots).

As a result of the strength of our landbank, and given an uncertain UK market, we have been able to be increasingly selective in our land purchasing since the start of October 2007 and we expect to continue with this policy into 2008.

Going forward

Although sales and cancellation rates have improved in the early part of 2008, they remain weaker than seasonal norms.

We anticipate that the current subdued conditions will continue, with interest rates and mortgage availability being key determinants of customer confidence.

Our focus is on preserving value through maintaining a steady, but reduced, sales rate and controlling land and work in progress spend tightly. We anticipate that these actions will result in significant cash generation, particularly in the second half of 2008.



Focusing on the basics



Sheryl Palmer
President and CEO, North America Housing

North America strategy

- Goal to be the homebuilder of choice in each of our markets
- Current priority is cash management and cost control, followed by growing operations to scale in existing markets

North America key performance indicators	2007
Pro forma operating margin**	5.1%
Operating margin*	6.8%
Order book as a percentage of 2007 revenue	53.6%
Average outlet numbers	183
Customer satisfaction Morrison Homes	93%
Customer satisfaction Taylor Woodrow	82%
Health and safety injury frequency rate (per 100,000 hours worked)	0.212
Sales rate (per outlet per week)	0.78

North America approach to challenging markets

- Drive sensible sales rates for each site
- Deliver additional build cost and overhead savings
- Further reduce investment in land and work in progress

North America housing market
Markets in the US have proved to be extremely challenging throughout 2007, with initial signs of stabilisation in the first quarter being overtaken by worsening credit conditions from April onwards. Of our markets, Texas has remained the least affected, although credit issues have had an increasing impact in the fourth quarter of 2007.

Whilst Arizona still exhibits good demographic and employment trends, it continues to suffer from an over supply o homes. California has seen a sharp increa in the number of foreclosures, although markets in the San Francisco Bay area ha proved to be more resilient to date than t in the south of the State.

Florida remains the worst of our markets, high levels of housing inventory and poten uyers continuing to delay their purchasing ecisions in the expectation of further price falls.

n marked contrast, our Canadian business ontinues to benefit from a robust Ontario perating environment. Inventory levels emain in line with normal conditions and the narket has seen stable volumes and modest rice increases over the last 12 months.

trategy and integration

Our markets in North America benefit from ignificant inward migration and job growth nd our long term strategy remains to grow ne business. However, current conditions in ne US require us to focus in the short to nedium term on cost reductions and cash nanagement, whilst preserving the inherent alue in our long term land positions.

Ve are closely monitoring sales rates at ach of our sites, actively adjusting our ricing and incentive packages to ensure hat we remain competitive in local markets. Vhere we have high quality land holdings n areas of current market weakness we are pting to postpone production in order to reserve longer term value.

Both the legacy Taylor Woodrow and Aorrison Homes businesses had already chieved significant build cost and overhead ost reductions prior to the merger in esponse to the slowdown in 2006. As this as continued through 2007 we have ncreased our savings in these areas through enegotiation with suppliers and rationalisation f our operations.

Ve are not currently approving further new and acquisitions in the US and we are exercising our right to exit option deals where the price is no longer attractive. We are also reducing the amount of cash invested in work in progress through a number of initiatives to lower the level of inventory homes in our operations.

These short term actions will both maintain the underlying value of the business and put us in the best position to reinvest in new sites as value becomes available.

The merger provides the North American business with:

- Strong geographical overlap, with critical mass in more of its markets;
- A broader product offering;
- Synergy savings; and
- Combined homebuilder/land developer business model.

We are now operating as a combined business, with four regions and a total of 13 divisions. All of the personnel decisions were taken by 31 July 2007, with all property moves completed by 30 September 2007. An implementation programme for a common integrated suite of business systems is underway and is expected to be complete by early 2009.

We remain on target to deliver merger related cost savings at an exit rate of £20 million by the end of 2009, in addition to the market related savings outlined above. The majority of these savings are expected to impact on 2008.

* Profit on ordinary activities before finance costs, exceptional items and amortisation of brands.

** The basis of preparation of pro forma financial information is set out on page 104.

North America housing market at a glance

Key drivers

- Job growth
- Migration between States
- Customer confidence

Potential risk factors

- Further reduction in credit availability
- Further increase in inventory levels
- Ongoing house price deflation

Taylor Morrison performance

- Excellent integration progress
- Delivery of market related cost savings, in addition to merger related savings
- Land and work in progress write downs of £283.4 million taken during 2007

For more information visit www.taylorwimpey.com

Taylor Morrison inventory against US total inventory


2,500
2,000
1,500
1,000
500
0
10
9
8
7
6
5
4
3
2
1
0
Dec 06 Jan 07 Feb 07 Mar 07 Apr 07 May 07 Jun 07 Jul 07 Aug 07 Sep 07 Oct 07 Nov 07 Dec 07
■ Taylor Morrison inventory
■ US (total) month's supply

Source: US Census Bureau and Taylor Morrison inventory

Financial review

North America Housing revenue decreased by 15.7% to £986.8 million (2006: £1,170.2 million), as the weaker market conditions outweighed the inclusion of the legacy Morrison Homes business for the second half of 2007.

Operating profit* was £67.5 million (2006: £222.6 million). Exceptional items were £321.3 million (2006: £ nil).

The operating margin* for 2007 was 6.8% (2006: 19.0%).

Due to the ongoing weakness in market conditions experienced during the year, we have conducted regular reviews of the carrying value of our land holdings. As a result of these reviews, we have taken land and work in progress write downs totalling £283.4 million during 2007.

Sales, completions and pricing

The business operated with an average of 183 outlets during 2007 (2006: 108).

Total home completions were 5,197 (2006: 4,492).

The average selling price of our North American homes in 2007 was £182,000 (2006: £233,000), reflecting the weaker market conditions and also a shift in sales away from higher priced products in Florida and California.

Our year end order book stood at £529 million (2006: £436 million).

Product range

We offer a wide range of homes to our customers in North America, ranging from entry level to luxury homes. Our product range includes high rise apartments, single family homes, townhomes and full service country club properties. At present our or upcoming high rise projects are in the Canadian market.

Our US homebuilding operations are now trading under the Taylor Morrison brand, wi land development branded Taylor Woodrov Communities, whilst our Canadian business continues to operate as Monarch.

Quality and customers

Quality is a key focus for all of our operati and we are particularly proud of our Cana business, which was rated as the numbe one in Ottawa in the JD Power & Associa customer satisfaction survey for 2007.

Similar to our UK business, our key performa indicator for customer satisfaction was the percentage of customers who would recommend us. Both legacy businesses recorded scores exceeding 80% during 20 although different survey methodologies ha been used. Going forward, we will be using new measurement system administered by independent, third party organisation.

We are running a series of best practice conferences to learn from the customer care experience of our legacy businesses. This consultation process will inform the development of core practices and guideli

Landbank

We remain extremely cautious with regard land purchases in the US, although we ha continued to invest in land for our Canadi operations and renegotiate existing terms on option contracts in Florida, California and Arizona.

North America Housing key performance indicators

Operating margin*

07 6.8%
06 19.0%

■ Taylor Wimpey
□ Taylor Woodrow

6.8%

Sales rate

07 0.78
06 0.75

■ Taylor Wimpey
□ Taylor Woodrow

0.78

Order book as a percentage of revenue

07 53.6%
06 37.2%

■ Taylor Wimpey
□ Taylor Woodrow

53.6%

Average outlet numbers

07 183
06 108

■ Taylor Wimpey
□ Taylor Woodrow

183

Customer satisfaction

93% Morrison Homes
82% Taylor Woodrow

Customers who would recommend us to friends and family

Health and safety

0.212

Injury frequency rate per 100,000 hours worked

At the year end, we had a landbank of 40,603 plots (2006: 31,353 plots).

Net operating assets in the US stood at £574.3 million at 31 December 2007.

Going forward
We do not expect market conditions in the US to improve significantly during 2008. In the short term, our strategy remains to focus on managing out existing sites and reducing the cost base.

We are well placed to take advantage of land acquisition opportunities as they arise in the future.

* Profit on ordinary activities before finance costs, exceptional items and amortisation of brands.



Adapting to challenging markets



Javier Ballester
Managing Director, Spain



Trevor Thomas
Managing Director, Gibraltar

Spain and Gibraltar strategy

- Deliver high quality homes in popular locations in Spain that appeal to both foreign and Spanish buyers
- Service the luxury apartment market, selling off plan well in advance of construction

Spain and Gibraltar key performance indicators	2007
Operating margin*	**3.4%**
Order book as a percentage of 2007 revenue	**129%**
Average outlet numbers	**29**
Customer satisfaction Spain	**83%**
Health and safety Spain (incident rate per 1,000 employees and subcontractors)	**0.67**
Health and safety Gibraltar (incident rate per 1,000 employees and subcontractors)	**0**
Sales rate (per outlet per week)	**0.1**

Spain and Gibraltar opportunities

- Build on successful UK marketing operations
- Increase proportion of Spanish buyers

Spain and Gibraltar housing market
Market conditions in Gibraltar and Mallorca remained relatively stable during 2007, supported by strong demand and relatively limited supply.

Our markets in mainland Spain continued to suffer from oversupply of new properties and also experienced reduced demand from British purchasers.

Performance
In Spain and Gibraltar we completed a total of 212 homes in 2007 (2006: 379) at an average selling price of £279,000 (2006: £205,000).

Operating profit* of £2.2 million, was below the £26.8 million achieved in 2006 as a result of the weaker market conditions and a one-off land sale in the Malaga area undertaken during 2006.

We achieved an operating margin* of 3.4% (2006: 29.1%).

The landbank has remained at similar levels to last year as we have become increasingly cautious in our approach to land purchases.

Our year end order book stood at £83 mill (2006: £100 million).

We have undertaken a review of the carryi value of our landbank in Spain, which has resulted in a land and work in progress wri down of £6.3 million (2006: nil).

Going forward
Market conditions are expected to remain weak in mainland Spain during 2008.

Quality reputation



Tim Peach
Managing Director, Taylor Woodrow Construction

Construction strategy

- Provide construction and facilities management services to high growth industry sectors throughout the UK and for key customers in selected overseas markets

Construction key performance indicators	2007
Operating margin*	**0.6%**
Order book	**£1,194m**
Customer satisfaction	**88%**
Health and safety (incident rate per 1,000 employees and subcontractors)	**6.8**

Construction growth opportunities

- Secure repeat business by building strong relationships with blue chip clients
- Continue to grow our facilities management business

Performance

Revenue increased by 10.7% in 2007 to £609.3 million (2006: £550.6 million), delivering an operating profit* of £3.5 million (2006: £9.6 million). This fall is primarily due to the losses on a small number of road construction contracts in Ghana. We have no further similar contracts. The UK business delivered a strong performance, recording an operating profit of £17.8 million (2006: £6.8 million).

The year end order book stood at £1.19 billion (2006: £1.17 billion), reflecting a steady flow of contract awards in our chosen sectors. In particular, our facilities management operations have secured a number of new contracts from blue chip customers.

Going forward

Our strong forward order book gives us confidence in our abilities to grow profits in 2008.

* Profit on ordinary activities before finance costs, exceptional items and amortisation of brands.

A solid platform



Peter Johnson
Group Finance Director

Group summary
In a year of very significant change, the Group has sought to maximise benefits from the merger of Taylor Woodrow plc and George Wimpey Plc, while seeking to mitigate the effects of the continuing weakness of the US markets. We have positioned the UK business in anticipation of reduced housing demand in 2008.

The merger, which was effected on 3 July 2007, has resulted in a business with greater financial capability which will provide significant benefits to shareholders in the form of improved relative margins and capital returns.

Group results
The results set out in this commentary are based on the statutory accounts. Additional information is provided on a pro forma** basis in the preliminary results presentations which are available on the Company's website.

Group revenue rose by 32.0% to £4.7 billion (2006: £3.6 billion). Group completions grew by 54.0% to 20,271 (2006: 13,165) reflecting the completion of the merger and the subsequent inclusion of the results of the legacy George Wimpey business from 3 July 2007.

Group profit before tax and exceptional items amounted to £360.2 million for the year to 31 December 2007 (2006: £405.6 million). The UK Housing business performed well in 2007, returning a pro forma operating margin** in excess of 15%, significantly ahead of the performance of both legacy UK businesses.

Continuing material weakness in the Group's US and Spanish markets has resulted in land and work in progress write downs of £289.7 million. Other exceptional provisions of £90.0 million relate to restructuring costs a the write off of the Morrison Homes and La brands. After charging for these items and finance costs of £112.1 million, the Group returned a loss before tax of £19.5 million. The tax charge was £177.2 million, bringin the loss for the year to £196.7 million. Net assets total £3.7 billion, with net tangible assets amounting to £2.9 billion.

A 5% increase in the final dividend is propos reflecting our continuing confidence in the future of the Group. If approved, this will bri the full year dividend to 15.75 pence per sh (2006: 14.75 pence) a full year increase of 6.

In July we set out the conclusions of our review of capital requirements and balanc sheet targets, including the plan to return £750 million of capital to shareholders through a share buyback programme. £250 million of this programme was carrie out during 2007. The purpose of the revie was to ensure that our requirements for growth are balanced by a suitable and efficient capital structure.

We remain committed to this strategy, how given the uncertainty in the UK housing ma the Board has decided to suspend the buyback programme temporarily.

UK Housing
Revenue increased by 73.6% to £3,053.8 m (2006: £1,759.2 million). This was primarily result of a 79.2% increase in completions 14,862 (2006: 8,294) as a consequence of merger. Average selling prices were slightl lower at £191,000 (2006: £193,000). Operating profit* has grown by 86.7% to £418.2 million (2006: £224.0 million), with strong growth in the operating margin* to 13.7% (2006: 12.7%).

Group results

	UK Housing	North America Housing	Spain and Gibraltar Housing	Construction
Completions	14,862	5,197	212	
Operating profit* (£m)	418.2	67.5	2.2	3.5
Operating margin*	13.7%	6.8%	3.4%	0.6%

	Group
Pre-exceptional profit before tax (£m)	360.2
Exceptional items (£m)	(379.7)
Loss before tax (£m)	(19.5)
Tax (£m)	(177.2)
Loss for the year (£m)	(196.7)
Adjusted earnings per share	30.8p
Dividends per share	15.75p

The £379.7 million of pre-tax exceptional items consist of restructuring costs post merger, brand impairments and land and work in progress write downs. £321.3 million of the exceptionals relate to North America Housing, £47.9 million to the UK Housing, £6.3 million to Spain and Gibraltar Housing and £4.2 million to Corporate.

The tax charge includes an exceptional write off of deferred tax of £70.2 million.

North America Housing

Revenue fell by 15.7% to £986.8 million (2006: £1,170.2 million), as the enlarged scale of the business following the merger was outweighed by the effect of continuing weakness in our US markets. Completions rose to 5,197 (2006: 4,492), whilst average selling prices decreased to £182,000 (2006: £233,000) reflecting the difficult environment. As a result of the ongoing weakness of markets in the US in 2007, we have recognised land and work in progress write downs of £283.4 million. These provisions are based on management's assessment of the net selling prices required to achieve a normal sales rate and are shown as an exceptional item in the Group Consolidated Income Statement. Our markets in Canada remain robust.

Operating profit* fell by 69.7% to £67.5 million (2006: £222.6 million). The operating margin* was 6.8% (2006: 19.0%), reflecting the difficult conditions experienced during the year.

As disclosed in the 2007 interim results, we had provided £15.5 million during the first half of 2007 against a potential liability arising from a legal case in Florida. During the second half of the year the case was settled at £5.2 million and the balance of the provision has been released.

Spain and Gibraltar Housing

Revenue from our operations in Spain and Gibraltar was £64.4 million (2006: £92.1 million), with completions of 212 homes (2006: 379). Markets in mainland Spain remained challenging. However, average selling prices were higher at £279,000 (2006: £205,000), reflecting an increased proportion of completions from our Gibraltar business.

Operating profit* was £2.2 million (2006: £26.8 million) with an operating margin of 3.4%.

We have undertaken a review of the carrying value of our land and work in progress in Spain and have recognised an exceptional write down of £6.3 million in December 2007.

Construction

Revenue grew to £609.3 million (2006: £550.6 million) with operating profit* of £3.5 million (2006: £9.6 million). The performance of the Construction business has been adversely affected by contract losses in Ghana. This business made an operating loss* of £14.3 million in 2007 (2006: operating profit of £2.8 million). UK Construction operating profit in 2007 was £17.8 million (2006: £6.8 million).

Net finance costs

Finance costs, net of interest receivable of £9.7 million (2006: £9.1 million), for 2007 were £112.1 million (2006: £64.2 million). Within this, interest on borrowings from financial institutions totalled £93.3 million (2006: £64.1 million). Other items included in finance costs are a pension charge of £3.8 million (2006: £2.7 million), a mark to market loss on interest rate derivatives of £5.4 million (2006: nil) and a total of £19.3 million (2006: £6.5 million) charged for imputed interest on land creditors.

Average net debt levels for 2007 were £1,197.1 million (2006: £837.8 million).

* Profit on ordinary activities before finance costs, exceptional items and amortisation of brands.

** The basis of preparation of pro forma financial information is set out on page 104.

Tax

The pre-exceptional Group tax rate for 2007 was 29.7% (2006: 28.4%). In addition, there has been a significant exceptional tax charge of £70.2 million, principally being the write off of deferred tax assets due to the weakening of the US markets in the second half of the year.

In total, the Group has unrecognised potential deferred tax assets in the US of £189.4 million as at 31 December 2007 primarily due to the reduced opportunities in the US to utilise inventory provisions in the near future against taxable income.

Earnings per share

Pre-exceptional basic earnings per share were 30.8 pence (2006: 50.5 pence), reflecting the lower level of profits and the increase in shares in issue following the merger.

The basic loss per share after exceptional items is 24.2 pence (2006: earnings of 50.5 pence).

Balance sheet and cash flow

Net assets were at £3.7 billion (2006: £2.1 billion) equivalent to 352.3 pence per share (2006: 364.7 pence per share).

The Group's cash outflow from operating activities was £163.3 million (2006: inflow £57.0 million). Year end net debt levels rose from £391.3 million in 2006 to £1,415.4 million in 2007, an increase of £1,024.1 million.

Treasury management and funding

The Group operates within policies and procedures approved by the Board. These are set out more fully in note 22 of the financial statements.

It is our preference to manage market risks without the use of derivatives but they will be used where necessary and appropriate to reduce the levels of volatility to both income and equity. The use of derivatives is strictly controlled and they are not permitted to be used for speculative or trading purposes.

Both the term debt comprising private placements and derivatives of George Wimpey Plc were retained following the merger. The term debt is mostly borrowed in US$ and used to finance the investment in the US business. It was also designated as a net investment hedge of the US$ denominated assets. This hedge has been maintained following the merger. The interest derivatives while not satisfying the strict requirements for hedge accounting continue to hedge interest cost volatility in the merged company.

As a result of the merger all existing revolving credit facilities were replaced with new facilities totalling £1,900 million on identical terms and conditions, mostly committed for five years. During the second half of 2007 the terms and conditions of George Wimpey's private placements were renegotiated to conform to the terms and conditions of existing private placements.

Liquidity is the most important financial risk to manage for a housebuilder. Taking into account term borrowings and committed facilities the Group has access to funding in excess of £2.7 billion, most of which is committed for at least four years. At the year end £1,193 million (2006: £630 million) was committed but undrawn. The total capital available provides adequate financial resources to fund the business in this difficult financial environment. The Group continues to operate well within its financia covenants and limits of available funding a has no need to refinance or obtain addition funding in the near future.

Merger accounting and fair value

The fair value of consideration paid by Taylor Woodrow as a consequence of the merger was £2,093.9 million. The fair value of the George Wimpey net assets acquired excluding goodwill was £1,757.2 million. The fair value of the brands acquired was:

George Wimpey: £110 million with an expected life of 15 years;

Morrison Homes: £20 million with an expected life of 10 years; and

Laing Homes: £10 million with an expecte life of 10 years.

Subsequent to the merger it was determin that the Laing brand would currently no longer be used and accordingly the full val of £10 million was written off.

Towards the end of the year it was agreed that the US brand would change to Taylor Morrison in line with the results of a review in the US. Accordingly, the full value of the Morrison brand of £20 million was written

US inventories were written down by £154.2 million and UK inventories were written down by £33.9 million. Other asset and liabilities were valued down by £4 milli

Following the merger the Company has alig all accounting policies to provide a consist accounting basis for the 2007 accounts.

Group key performance indicators

Profit before exceptional items and tax


07 £360.2m
06 £405.6m
Taylor Wimpey
Taylor Woodrow

£360.2m

Return on average capital employed


07 14.8%
06 22.6%
Taylor Wimpey
Taylor Woodrow

14.8%

Dividend per share


07 15.75p
06 14.75p
Taylor Wimpey
Taylor Woodrow

15.75p

Pensions

Details relating to the pension schemes of the Group are presented in the financial statements in note 23.

The fair value of the assets less the present value of obligations of the Group's defined benefit schemes based on assumptions established in accordance with IAS 19 result in a gross deficit of £216.4 million (2006: £205.9 million). Full actuarial valuations for each defined benefit scheme are carried out on a triennial basis. The main Taylor Woodrow scheme is currently undertaking such a valuation. The next valuation of the George Wimpey Staff Pension Scheme is due to be valued as at 31 March 2008.

Pursuant to prior agreements the Company continues to make additional contributions to the respective schemes in order to increase deficit reductions. These contributions are, for the Taylor Woodrow scheme, £20 million per annum for an initial 10 year period and for the George Wimpey scheme £15 million per annum.

Accounting standards

The Consolidated Financial Statements have been produced in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use in the EU. The Financial Statements are also in compliance with IFRS as issued by the International Accounting Standards Board. There have been no changes to International Accounting Standards this year that have a material impact on the Group results.



Peter Johnson
Group Finance Director








Norman Askew
Chairman
Appointed a Director and Chairman in July 2003. He chairs the Nomination Committee and is a member of the Corporate Responsibility Committee. His current appointments include the Chairmanships of IMI plc, Derby Cityscape and of the Board of Governors of the University of Manchester. Age 65.

Pete Redfern
Group Chief Executive
Appointed a Director and Group Chief Executive in July 2007. He is a member of the Nomination and Corporate Responsibility Committees. Previously Chief Executive of George Wimpey Plc, he was appointed Group Chief Executive of the Company following the merger. He was previously Finance Director of Rugby Cement and successively Finance Director, Managing Director and Chief Executive of George Wimpey's UK housing business. Age 37.

David Williams
Senior Independent Director
Appointed a Director in July 2007. He is the Senior Independent Director. He is a member of the Audit, Remuneration and Nomination Committees. David was Finance Director of Bunzl plc until January 2006 and a non executive director of George Wimpey Plc. He is the Senior Independent Director at Mondi PLC and a non executive director of Meggitt PLC, DP World Ltd, a Dubai quoted company, and Tullow Oil plc. Age 62.

Mike Davies
Independent Non Executive Director
Appointed a Director in October 2003. He was the Senior Independent Director until 3 July 2007. He is a member of the Audit, Remuneration and Nomination Committees. In March 2007 Mike was appointed as Chairman of The Royal Mint. He is also Chairman of Marshalls plc and a non executive director of Pendragon plc. He was formerly a director of Williams Holdings plc. Age 60.

Baroness Dean of Thornton-le-Fylde
Independent Non Executive Director
Appointed a Director in July 2007. She is a member of the Remuneration, Nomination and Corporate Responsibility Committees. She is a member of the House of Lords, a member of the House of Lords Appointments Commission and is active in a numbe of public areas. She is Chairman of the New Covent Garden Market Authority, a Partnership Director of National Air Traffic Services and a non executive dire of Dawson Holdings PLC. She was previously a nor executive director of George Wimpey Plc. Age 64.

Andrew Dougal
Independent Non Executive Director
Appointed a Director in November 2002. A Chartere Accountant, he is Chairman of the Audit Committee and a member of the Nomination and Corporate Responsibility Committees. He is a director of Prem Farnell plc and Creston plc. He was formerly Group Finance Director of Hanson, the conglomerate, until demerger and subsequently Group Chief Executive Hanson Plc, the international building materials company, and a non executive director of BPB plc. Age 56.





Katherine Innes Ker

ndependent Non Executive Director

ppointed a Director in July 2001. She is Chairman of ne Corporate Responsibility Committee and a member f the Remuneration and Nomination Committees. Katherine has considerable experience as a financial nalyst in the media sector. She is Chairman of Shed Productions plc and a non executive director f Ordnance Survey and recently stood down as a on executive director of Gyrus Group plc. Age 47.

Peter Johnson

Group Finance Director

ppointed a Director in November 2002. Peter is n experienced financial executive with a strong ackground in financial services and property ivestment, in the UK and North America. He is also non executive director of Shanks Group plc and Driel Securities Limited. Age 53.





Anthony Reading MBE

Independent Non Executive Director

Appointed a Director in July 2007. He is Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees. Tony was previously a director of Tomkins Plc and Chairman and Chief Executive of Tomkins Corp. USA, and a non executive director of George Wimpey Plc. He is a non executive director of The Laird Group Plc, Spectris Plc and e2v Technologies plc. Age 64.

Ian Sutcliffe

Chief Executive, Taylor Wimpey UK

Appointed a Director in July 2007. He is a member of the Corporate Responsibility Committee. Ian was appointed Chief Executive, Taylor Wimpey UK following the merger. He was previously Managing Director of George Wimpey's UK Housing business and prior to that held a number of senior positions within Royal Dutch Shell plc. Age 48.



James Jordan

Group Company Secretary and General Counsel

Appointed in July 2007. James a solicitor, is the Taylor Wimpey plc Group Company Secretary and General Counsel. He was the Group Company Secretary and General Counsel of George Wimpey Plc and had held that position since appointment in February 2002. Age 46.

Audit Committee

Current members: Andrew Dougal (Committee Chairman), Mike Davies, Anthony Reading and David Williams.

Corporate Responsibility Committee

Current members: Katherine Innes Ker (Committee Chairman), Norman Askew, Brenda Dean, Andrew Dougal, Pete Redfern and Ian Sutcliffe.

Nomination Committee

Current members: Norman Askew (Committee Chairman), Mike Davies, Brenda Dean, Andrew Dougal, Katherine Innes Ker, Anthony Reading, Pete Redfern and David Williams.

Remuneration Committee

Current members: Anthony Reading (Committee Chairman), Mike Davies, Brenda Dean, Katherine Innes Ker and David Williams.

Introduction

Company law requires the Directors to prepare a report to shareholders on various matters affecting the Company and the Group during the reporting year, together with the general outlook for the Group in the context of the markets and business environment in which it operates.

Certain matters required to be included in this report appear elsewhere in the Report and Accounts as detailed below:

- A detailed review of the Group's principal activities, the development of its businesses, a review of financial and non-financial key performance indicators and a description of the principal risks and uncertainties facing the Group, are contained in the reports and reviews on pages 2 to 37.
- A detailed review of the progress achieved to date following the merger of Taylor Woodrow plc and George Wimpey Plc on 3 July 2007 (the 'Merger') appears in the reports and reviews on pages 2 to 37.
- A list of the subsidiary and associated undertakings, including branches outside the UK, principally affecting the profits or net assets of the Group in the year appears on page 102.
- Changes in asset values are set out in the consolidated balance sheet on page 58 and in notes 11 to 33 on pages 71 to 89.
- The Group's profit before taxation and the profit after taxation and minority interests appear in the consolidated income statement on page 56 and in notes 3 to 10 on pages 64 to 71.
- Detailed statements of the Company's corporate governance principles, the Group's systems of internal control and the going concern confirmation are set outin the Corporate Governance Report on pages 43 to 45.
- A detailed statement of the Group's treasury management and funding is set out in note 22 on page 78.

Substantial Interests: Beneficial and non-beneficial interests in the Company's shares

Name	Number of shares held (millions)	Percentage of issued voting share capital
Beneficial interests		
JP Morgan Chase & Co.	53.62	4.68
Legal & General Group Plc	48.94	4.64
Toscafund Asset Management LLP	47.52	4.15
Legal & General Assurance (Pensions Management) Limited and Legal & General Investment Management (Holdings) Limited	43.18	4.09
Barclays PLC	21.78	3.78
Prudential plc and The Prudential Assurance Company Limited	38.68	3.37
Aviva plc	32.25	3.06
Britannic Asset Management Limited	16.95	3.06
Non-beneficial interest		
AXA SA	166.65	15.79

Directors

The following five Directors held office throughout the year:

Norman Askew, Chairman
Peter Johnson, Group Finance Director
Mike Davies, Non Executive Director
Andrew Dougal, Non Executive Director
Katherine Innes Ker, Non Executive Director

Pete Redfern and Ian Sutcliffe, formerly Executive Directors of George Wimpey Plc, were appointed as Directors upon completion of the Merger and hold the roles of Group Chief Executive and Chief Executive, Taylor Wimpey UK respectively.

Brenda Dean, Anthony Reading and David Williams, formerly Non Executive Directors of George Wimpey Plc, were appointed as Non Executive Directors upon completion of the Merger.

Ian Smith was appointed a Director (Group Chief Executive) on 2 January 2007 and resigned from the Board upon completion of the Merger.

John Landrum was appointed a Director upon completion of the Merger, in the capacity of President and CEO – North America. He stood down from the Board on 31 July 2007 but remained an employee until 31 October 2007.

Vernon Sankey resigned from the Board as a Non Executive Director upon completion of the Merger.

Graeme McCallum, an Executive Director, resigned from the Board on 16 January 2007.

The Directors together with their biographical information are shown on pages 38 and 39. With regard to those Directors who are the subject of election or re-election at the Annual General Meeting (as set out below) biographical information is also set out on page 106.

With regard to the retirements and re-election of the Directors, the Company is governed by its Articles of Association ('Articles'), the Combined Code on Corporate Governance (the 'Combined Code'), the Companies Act and related legislation. The Articles may be amended by special resolution of the shareholders and certain changes are being proposed at the Annual General Meeting on 17 April 2008, details of which are set out in the Notice of Meeting on pages 105 to 111. The powers of the Directors are described in the Corporate Governance Report.

Retirement and re-election of Directors

In accordance with the Articles, at the Annual General Meeting, Pete Redfern, Brenda Dean, Anthony Reading, Ian Sutcliffe and David Williams, who were all appointed as Directors during the year by the Board upon completion of the Merger, will retire and, being eligible, seek election by shareholders.

Peter Johnson retires by rotation and will, being eligible, offer himself for re-election at the Annual General Meeting in accordance with the Articles.

Andrew Dougal retires in accordance with the Comb Code which requires each Director to seek re-electio every three years. Being eligible, Andrew Dougal will seek re-election at the Annual General Meeting.

Each of the Directors proposed for election or re-ele at the Annual General Meeting is being unanimously recommended by all of the other members of the Board. This recommendation follows the completion of the evaluation process which included a detailed performance appraisal of the Board, its Committees and in respect of each Director. Further information relating to the evaluation is set out in the Corporate Governance Report.

In line with the Combined Code, Katherine Innes Ke having been appointed as an independent Non Executive Director in July 2001, has been subject to rigorous evaluation as she has held this position for period of in excess of six years. Following the evalu both the Nomination Committee and the Board wer entirely satisfied with Katherine Innes Ker's perform and contribution as a Non Executive Director and h ongoing independence of character and judgement As part of this review the Board took into account t requirement of the Combined Code to refresh the B from time to time: as a result of the changes to the Board made at the time of the Merger as set out ea in this Report, it was concluded that this requireme had been met.

Audit and auditors

Each Director at the date of approval of this Report confirms that:

So far as each Director is aware, there is no relevant audit information of which the Company's auditors a unaware. In addition, each Director has taken all the steps that he/she ought to have taken as a Director order to make himself/herself aware of any relevant information and to establish that the Company's auc are aware of that information.

his confirmation is given and should be interpreted in ccordance with the provisions of section 234ZA of the ompanies Act 1985.

ollowing a competitive tender conducted after ompletion of the Merger, and in respect of which further etails are set out in the Corporate Governance Report, eloitte & Touche LLP were confirmed as external uditors of the Company. Deloitte & Touche have onfirmed their willingness to continue in office as uditors of the Company and a resolution to re-appoint hem will be proposed at the Annual General Meeting.

eloitte & Touche LLP also provide non-audit services to e Group within a policy framework which is described the Corporate Governance Report.

nnual General Meeting

he Annual General Meeting will be held at 11.00 am n 17 April 2008 at The Royal College of Physicians, 1 St. Andrews Place, Regent's Park, London NW1 4LE. ormal notice of the meeting including details of special usiness is set out in the Notice of Annual General leeting on page 105 and on the Company's website ww.taylorwimpey.com.

egistrar

he Company's registrar is Capita Registrars. Their etails, together with information on facilities available to hareholders, are set out in the Shareholder Information ection on page 112.

reasury shares

he Company was authorised at the Annual General leeting on 2 May 2007 to purchase a maximum of 9,415,008 of its own shares, and at the Extraordinary eneral Meeting on 29 May 2007 to purchase up to a urther 55,276,873 of its own shares. The latter authority emains valid at 31 December 2007. All purchases ursuant to that authority, and the earlier authority given t the 2007 Annual General Meeting, were made on ne market.

uring the year the Company purchased 94.8 million of s shares on the market which are held in treasury. The ompany sold 4 million treasury shares to its employee hare ownership trusts for issuance to participants on ne exercise of rights in certain of the Company's mployee share plans.

apital structure

etails of the authorised and issued share capital, ogether with details of the movements in the ompany's issued share capital during the year are hown in note 25 on page 87. The Company has one lass of ordinary shares which carry no right to fixed ncome. Each share carries the right to one vote at eneral meetings of the Company.

here are no specific restrictions on the size of a holding or on the transfer of shares, which are both governed y the Articles of Association and prevailing legislation. he Directors are not aware of any agreements etween holders of the Company's shares that may esult in restrictions on the transfer of securities or n voting rights.

etails of employee share schemes are set out in note 5 on page 87. The Employee Share Ownership Trusts bstain from voting in respect of shares held by them.

No person has any special rights of control over the Company's share capital and all issued shares are fully paid.

Substantial interests

The persons set out in the table on page 40 have notified the Company pursuant to Rule 5 of the Disclosure and Transparency Rules of their interests in the ordinary share capital of the Company.

At 5 March 2008, no change in these holdings had been notified nor, according to the register of members, did any other shareholder at that date have a disclosable holding of the issued share capital.

Directors' interests, including interests in the Company's shares, are shown in the Remuneration Report.

Dividend

Information relating to the recommended 2007 final dividend is set out in the Chairman's Statement on page 12 and in the notes to resolution 2 on page 106 in the Notice of Annual General Meeting.

The Company operates a Dividend Re-Investment Plan, details of which are available from Capita Registrars and are also available on the Company's website www.taylorwimpey.com.

The right to receive any dividend has been waived in part by the trustee of the Company's two Employee Share Ownership Trusts over those Trusts' combined holding of 4,469,331 shares and in full on the Company's holding of 102,732,927 treasury shares. An appropriate amount of shares held in the Trusts are set aside to meet commitments under the Company's employee share plans. Shares held in treasury resulting from the acquisition of the Company's own shares in 2004 and 2007 provide the Company with additional flexibility in the management of its capital base.

Corporate Responsibility

Corporate responsibility is a high priority throughout the Taylor Wimpey Group. We draw our corporate responsibility practices, policies and case studies together in our first Taylor Wimpey Corporate Responsibility Report which is being published and will be circulated to all shareholders and other designated stakeholders. The Report can also be found on the Group's website www.taylorwimpey.com.

The Group's commitment to advancing corporate responsibility within Taylor Wimpey is demonstrated by the formation upon completion of the Merger of the Corporate Responsibility Committee, a formal Committee of the Board. The Committee is chaired by Katherine Innes Ker and it is also comprised of the Chairman of the Board, two further independent Non Executive Directors and two Executive Directors as detailed in the Corporate Governance Report.

Research and development

The Company remains committed to investing in research and development projects where there are clearly-defined business benefits.

In the UK a main component of our research and development relates to the improvement of knowledge, practice and testing of materials and technology for use in our approach to 'zero carbon homes in 2016'.

We already have a number of housing sites which are exploring the options available to enable us to deliver solutions which we could utilise in our development portfolio for 2016, including build methodologies, structural solutions, design approaches and renewable energy components. Recently we have introduced various technologies with good environmental benefits including the use of biomass boilers, solar hot water systems and photovoltaic panels together with ground and air source heat pumps. Following technical and cost evaluation of these we will further develop our housing portfolio in order to bring the very latest technology to our home owners.

Employee involvement and communication

The Company is committed to ensuring open and regular communication throughout the Group on both business related issues and issues of general interest. Intranet systems are continually updated which provides a valuable communication tool across the Group and an important facility for providing employees with access to a wide range of information. Information is regularly cascaded throughout the group via electronic communication and by management presentations. There are also internal magazines which are widely circulated across the Group.

The Company continues to promote all employee share plans and save as you earn share scheme as widely as possible across the Group.

Equal Opportunities

The Company remains committed to equality of opportunity in all of its employment practices, policies and procedures across the Group. To this end, within the framework of applicable law, we are committed, wherever practicable, to achieving and maintaining a workforce which broadly reflects that of the local catchment area within which we operate. No employee or potential employee will receive less favourable treatment due to their race, creed, colour, nationality, ethnic origin, religion, political or other opinion, affiliation, gender, sexual orientation, marital status, family connections, age, membership, or non membership of a trade union, or disability, unless justifiable in exceptional circumstances, for example due to health and safety considerations.

Employment of disabled persons

It is our policy that people with disabilities should have fair consideration for all vacancies within the Group. The Company is therefore committed, where possible, to ensuring that people with disabilities are supported and encouraged to apply for employment and to achieve progress once employed. They will be treated so that they have an equal opportunity, so far as it is justifiable, to be selected, trained and promoted. In addition, every reasonable effort is made for disabled persons to be retained in the employment of the Group by investigating the possibility of making reasonable adjustments to the job, workplace or equipment.

Charitable donations

During the year, Group companies donated £371,000 (2006: £198,000) to various charities, £193,000 (2006: £63,000) in the UK and Europe and £178,000 (2006: £135,000) in North America. Further information on the Group's donations, activities and initiatives can be found in the 2007 Corporate Responsibility Report.

Political donations

The Company did not make any donations to political parties during 2007 (2006: £nil). Business subscriptions were paid in the ordinary course of business to the following trade organisations: Home Builders Federation of £311,000 (2006: £192,000) and Homes for Scotland of £20,000 (2006: £20,000). Both organisations are active in supporting the interests of the housebuilding sector. Although a matter of interpretation, these payments could fall within the meaning of 'EU Political Expenditure' as defined by section 347A of the Companies Act 1985 in the case of payments made before 1 October 2007 or, the meaning of 'political expenditure' in section 365 of the Companies Act 2006 in the case of payments made on or after 1 October 2007.

Policy on payment of suppliers

The nature of the Group's operations means that there is no single Group standard in respect of payment terms to suppliers. Generally, subsidiaries are responsible for establishing payment terms with suppliers when entering into each transaction or series of linked transactions. In the absence of dispute, valid payment requests are met as expeditiously as possible within such terms. This policy continues to apply in 2008.

Trade creditor days for the Group for the year ended 31 December 2007 were 43 days (2006: 32 days). This is based on the ratio of year-end Group trade creditors (excluding sub-contract retentions and unagreed claims of £23.8 million (2006: £13.2 million) and land creditors, see note 21 to the consolidated financial statements) to amounts invoiced during the year by trade creditors. The Company had no significant trade creditors at 31 December 2007.

Agreements

Pursuant to the Takeovers Directive (Interim Implementation) Regulations 2006, the Company is required to disclose whether there are any significant agreements to which the Company is a party that take effect after, or terminate upon, a change of control of the Company following a takeover bid, and the effects of any such agreements.

Apart from a small number of borrowing agreements pursuant to which the Company borrows or is able to borrow money and which could potentially be terminated by the other party upon a change of control of the Company, there are no significant contracts or agreements which take effect, alter or terminate upon a change of control of the Company.

Important events since the year end

There have been no important events affecting the Company or any of its subsidiary undertakings since 31 December 2007.

Directors' Responsibilities

The Directors are responsible for preparing the Annual Report and Accounts and the financial statements. The Directors are required to prepare accounts for the Group in accordance with International Financial Reporting Standards (IFRS) and have elected to prepare Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP).

In the case of UK GAAP accounts, the Directors are required to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgments and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' Report and Directors' Remuneration Report which comply with the requirements of the Companies Acts.

In the case of IFRS accounts International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. Directors are also required to:

- Properly select and apply accounting policies;
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- Provide additional disclosures when compliance w the specific requirements in International Financial Reporting Standards is insufficient to enable users understand the impact of particular transactions, c events and conditions on the entity's financial posi and financial performance; and
- Prepare the accounts on a going concern basis ur having assessed the ability of the Company to cor as a going concern, management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so.

The Directors are responsible for the maintenance a integrity of the Company website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements differ from legislation in other jurisdictions.

This Report of the Directors was approved by the Board of Directors on 5 March 2008.

James Jordan

James Jordan
Group Company Secretary and General Coun
Taylor Wimpey plc

Corporate Governance statement
The Board is fully committed to high standards of corporate governance and corporate responsibility throughout the Group. The Board supports the principles of corporate governance contained in the 2006 Combined Code on Corporate Governance which is appended to the Listing Rules of the Financial Services Authority (the 'Combined Code'). The Combined Code sets out the governance rules which apply to all UK companies which are listed on the London Stock Exchange. This Report on Corporate Governance together with the Remuneration Report on pages 46 to 55 are intended to explain how the Company has applied the principles of the Combined Code and provide an insight into how the Board and management run the business for the benefit of shareholders. The Chairman's Statement and the Group Chief Executive's Review seek to present a balanced assessment of the Company's position and prospects.

Statement of compliance
For the year ended 31 December 2007, the Company complied with all the provisions of the Combined Code including the Principles set out in Section 1.

The Board and its Committees
At the date of this Report the Board consists of ten Directors: the Chairman, three Executive Directors and six independent Non Executive Directors. Their names, responsibilities and other details appear on pages 38 and 39. Upon completion of the merger of Taylor Woodrow plc and George Wimpey Plc on 3 July 2007 (the 'Merger') a number of Board changes took place as set out below:

Three new Executive Directors were appointed: Pete Redfern (Group Chief Executive), Ian Sutcliffe (Chief Executive, Taylor Wimpey UK) and John Landrum (President and CEO, North America). On 31 July 2007, John Landrum stood down as a Director but remained as an employee until 31 October 2007;

Three new Non Executive Directors were appointed: Brenda Dean, Anthony Reading and David Williams;

Ian Smith stood down as Group Chief Executive and Vernon Sankey stood down as a Non Executive Director;

With effect from the Merger, David Williams became the Senior Independent Director in place of Mike Davies.

Norman Askew (Chairman), Mike Davies (Independent Non Executive Director), Andrew Dougal (Independent Non Executive Director), Katherine Innes Ker (Independent Non Executive Director) and Peter Johnson (Group Finance Director) each held these positions throughout the year.

Graeme McCallum resigned from the Board on 16 January 2007.

During the year the Board met on 10 occasions in total. Prior to the Merger, the Board met on six occasions and there were no absences except that Mike Davies missed one meeting. Post the Merger the Board met on four occasions and there were no absences.

The Board discharges its responsibilities by providing strategic and entrepreneurial leadership of the Company, within a framework of prudent and effective controls, which enables risk to be assessed and managed. It sets the Company's strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives and reviews management performance. It also defines the Company's values and standards and ensures that its obligations to its shareholders and other stakeholders are clearly understood and met.

Following the Merger the documents listed below were reviewed and adopted by the Board – they outline the way in which the Board and its Committees operate and will be regularly reviewed by the Board:

- Schedule of matters specifically reserved for the decision of the Board;
- Board policies covering operational matters, compliance and stakeholder policies;
- Terms of Reference of the the Board Committees: Audit, Nomination and Remuneration, which outline their objectives and responsibilities and which define a programme of activities to support the discharge of those responsibilities. New terms of reference were also put in place for the Corporate Responsibility Committee which was created at the time of the Merger. Each Committee's Terms of Reference is available on our website www.taylorwimpey.com.

All Directors have access to the advice and services of the Group Company Secretary and General Counsel.

The Board has an established procedure whereby Directors may take independent professional advice at the Company's expense where they judge it necessary to discharge their responsibilities as Directors.

Board and Committee balance, independence and effectiveness
It is the Company's policy that appointments to the Board are made on merit and through a formal, rigorous and transparent process against objective criteria recommended by the Nomination Committee. The Committee also guides the Board in arranging orderly succession for appointments to the Board and to senior management. The work of all Board Committees is described later in this Report.

As part of the post Merger review of procedures, the Board undertook a detailed review of responsibilities and authorities at all levels of the Group. It has adopted a framework of delegated commercial and operational authorities, which define the scope and powers of the Group Chief Executive and of operating management. The roles and responsibilities of the Chairman and the Group Chief Executive have been reviewed by the Board and in line with the Combined Code, have been clearly defined and are set out in writing.

The Board will continue to review the governance framework including delegated commercial and operational authorities to ensure that they meet the requirements of the Group going forward.

Following the Merger the Board also undertook a review of the interests of each Director outside of the Company. The Board is satisfied that the commitments of each Director do not detract from the extent or quality of time which they are able to devote to the Company.

During the three years up to and including the 2008 Annual General Meeting, every Director will have sought re-election at least once and Directors appointed during 2007 by the Board, namely, upon completion of the Merger, will be subject to election by shareholders at the Annual General Meeting. The Board has reviewed and re-affirmed that it considers all of the Non Executive Directors to be independent in character and judgement and that there are no relationships which could affect the Director's judgement. The Chairman, at the time of his appointment, met the independence criteria as set out in the Combined Code. In line with the Combined Code, there will be a rigorous review of any Non Executive Director wishing to hold office for more than six years with such review taking into account the need to progressively refresh the Board. Katherine Innes Ker was appointed to the Board on 1 July 2001 and accordingly a rigorous review has taken place. Following the review, both the Nomination Committee and the Board were entirely satisfied with Katherine Innes Ker's performance and contribution as a Non Executive Director and also with her ongoing independence of character and judgement. As part of this review the Board took into account the requirement of the Combined Code to refresh the Board from time to time: as a result of the changes to the Board made at the time of the Merger as set out earlier in this Report, it was concluded that this requirement of the Combined Code had been met.

Whenever any Director considers that he or she is or may be interested in any contract or arrangement to which the Company is or may be a party, the Director gives due notice to the Board in accordance with the Articles of Association. During the year no such interests have arisen in respect of any Director.

The Board considers that its Directors possess an appropriate balance of skills and experience for the requirements of the business.

The Board and its Committees operate within a framework of scheduled core meetings and additional ad hoc meetings are held as required. All Directors visit Group operations on a regular basis, engaging with employees at all levels in order to foster and maintain an understanding of the business. Board visits are arranged each year to operations in both the UK and elsewhere within the Group.

The Group Company Secretary and General Counsel acts as Secretary to the Board and its Committees and he attends all meetings. There is a policy that formal agendas and reports for Board and Committee meetings are provided to Directors one week prior to the meeting in order to allow sufficient time for detailed review and consideration beforehand.

Information and professional development
The Company has procedures whereby Directors (including Non Executive Directors) receive formal induction. This includes training and continuing familiarisation about the Company's business, operations and systems, the principles underlying the discharge of their duties as Directors and wider issues relating to the housing and construction sector.

Performance evaluation of the Board, its committees and other functions
In line with the Combined Code, a formal annual evaluation of the performance and effectiveness of the Board and its Committees and of individual Directors was carried out. The evaluation was carried out by the

Chairman and the Group Company Secretary. The process consisted of a bespoke questionnaire which was sent by the Group Company Secretary to all Directors for completion. The questionnaire focused on the performance of: the Board, the four Board Committees, the performance of each Director (by way of self assessment plus confidential evaluation by the Chairman) and the performance of the Chairman. The Secretary collated all of the responses and produced a summary in respect of each performance area. The Chairman and the Secretary then reviewed the summaries that had been prepared in respect of the Board, each Board Committee and each Director (other than the Chairman) and reported the findings to the Board on a non-attributable basis. Following this, a set of actions were agreed designed to increase further the overall effectiveness of the Board. A specific action item will be to arrange for Non Executive Directors to make additional visits to operations across the Group.

The Non Executive Directors, led by the Senior Independent Director, undertook the evaluation of the Chairman's performance. The evaluation was based on the non attributable summary prepared by the Secretary of the feedback from the Non Executive and Executive Directors. The summary was reviewed by the Non Executive Directors in the absence of the Chairman, following which David Williams in his capacity as the Senior Independent Director provided feedback direct to the Chairman.

In line with the Combined Code, the Chairman also holds meetings with the Non Executive Directors without the Executive Directors present.

Internal Audit:
A formal evaluation of the Group Internal Audit ('GIA') function was carried out by the Audit Committee which took into account views from Executive Directors, senior management and the external auditors.

The external auditors:
A comprehensive formal competitive tender process with regard to the carrying out of the 2008 external audit was carried out during the year. The process was conducted by a specially appointed Audit Tender Panel consisting of the Chairman of the Audit Committee, the Group Chief Executive and the Group Finance Director. The Panel also involved the Group Financial Controller, Head of Internal Audit and Group Company Secretary who each interface with the external auditors as part of their responsibilities. The Panel reviewed the tenders before making its recommendation to the Audit Committee which in turn made a recommendation to the Board. This resulted in Deloitte & Touche LLP being selected as external auditors to the Company. Deloitte & Touche LLP will therefore be proposed for re-appointment as the Company's auditors at the Annual General Meeting.

Board Committees and their work

Remuneration Committee and remuneration

The Board's policy and approach to the setting of remuneration for Directors and senior executives and the activities of the Remuneration Committee are described in detail in the Directors' Remuneration Report on pages 46 to 55. The Committee is constituted in accordance with the Combined Code and its members are set out on page 46.

During the year the Remuneration Committee met on eight occasions. Prior to the Merger the Committee met on four occasions and there were no absences except that Mike Davies missed one meeting. Post the Merger there were no absences except Mike Davies and David Williams who each missed one meeting. Consistent with policy, each Director was however consulted prior to the meeting taking place and was able to provide his detailed input on the agenda items.

Nomination Committee

The Committee is chaired by the Chairman of the Board and is comprised of a majority of Non Executive Directors as required by the Combined Code. Prior to the Merger the Committee was comprised of the Chairman, Mike Davies, Andrew Dougal, Katherine Innes Ker, Vernon Sankey and Ian Smith. Following the Merger the Committee was comprised of the Chairman, Mike Davies, Brenda Dean, Andrew Dougal, Katherine Innes Ker, Tony Reading, Pete Redfern and David Williams. The Committee has processes in place with regard to the appointment of new Directors to the Board in order to ensure that appointments are made on merit. For the appointment of non executive directors, the use of an external search agency will usually be incorporated as part of the process.

The Nomination Committee is responsible for succession planning for the Board and senior management and assesses the balance of the Board's composition. The Committee met on two occasions during the year at which there was full attendance.

Audit Committee and auditors

Prior to the Merger the Committee was comprised of Andrew Dougal (Committee Chairman), Mike Davies and Vernon Sankey. Following the Merger the Committee was comprised of Andrew Dougal who continued to Chair the Committee, Mike Davies, Tony Reading and David Williams. All members are independent Non Executive Directors. The Board has determined that Andrew Dougal, who is a member of the Institute of Chartered Accountants of Scotland, has recent and relevant financial experience as have other members of the Committee including Anthony Reading and David Williams. The Chairman of the Company and other Non Executive Directors, the Chief Executive, Group Finance Director, Head of Internal Audit, Group Financial Controller and other senior executives attend meetings of the Committee by invitation. Deloitte and Touche LLP are invited to attend meetings of the Audit Committee.

During the year the Audit Committee met on six occasions in total. Prior to the Merger, the Committee met on two occasions and there were no absences except that Mike Davies missed one meeting. Post the Merger the Committee met on four occasions and there were no absences.

The Committee's remit includes reviewing the internal control framework, the internal audit process, the financial reporting practices and the external audit process. It ensures that the Board regularly assesses business risks, and their management and mitigation. In doing so, the Committee places reliance on regular reports from executive management. In monitoring the financial reporting practices the Audit Committee reviewed accounting policies, areas of judgement, the going concern assumption and compliance with accounting standards and the requirements of the Combined Code. During the year, post Merger, the Committee was required to undertake two major reviews namely, the review of the fair value process which required the Company under IFRS to fair value consideration given and the assets acquired of Georg Wimpey Plc as a result of the Merger and secondly a accounting policy alignment as between the Compar and George Wimpey Plc. The Committee also review prior to publication, the interim and annual financial statements and other major statements affecting the Group concerning price sensitive information.

Appointment of the auditors for non audit services

The Audit Committee has approved a policy on employing the auditors to provide services other thar audit services, which is to require a competitive tend except in narrowly-defined circumstances where the Company considers that for confidentiality, past knowledge or other reasons, there is an advantage in using a single tender procurement procedure.

The Committee has determined that the following assignments should not be undertaken by the audito

- the provision of internal audit services;
- advice on major IT systems.

The Board is satisfied that this policy is conducive to maintenance of auditor independence and objectivity

Corporate Responsibility Committee

Following the Merger, the Corporate Responsibility Committee was established as a formal Committee o the Board. The Committee is chaired by Katherine In Ker and the other members are Norman Askew, Pete Redfern, Brenda Dean, Andrew Dougal and Ian Sutc

The Corporate Responsibility Committee met on two occasions and there were no absences except that Brenda Dean missed one meeting.

The Company's corporate responsibility practices out its approach to the challenge of sustainable developm Our policies and practices help the business to demonstrate high standards of governance, reduce risk and comply with current and future legislation.

The Committee is responsible for recommending the Company's corporate responsibility strategy, policies reporting and performance monitoring to the Board.

The Committee's remit includes ensuring that the Company's corporate responsibility strategy and acti are adequately resourced, have appropriate standing within the Company and are aligned to the needs of business. The Board regards corporate responsibility an integral part of good governance.

Full details of the Company's achievements and initia in these areas during 2007 and going forward are se in Taylor Wimpey's first Corporate Responsibility Rep which is published separately and is also available in electronic form on the Group's website www.taylorwimpey.com.

Internal control

The Board has applied Principle C.2 of the Combined Code by establishing a continuous process for identifying, evaluating and managing the significant risks the Group faces. The Board regularly reviews its application of the Revised Turnbull Guidance on Internal Control to ensure the process of internal control remains effective and appropriate. The process, which has been in place from the start of the year to the date of approval of this Report is in accordance with Internal Control: Guidance for Directors on the Combined Code. The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material mis-statement or loss.

In compliance with provision C.2.1 of the Combined Code, the Board regularly reviews the effectiveness of the Group's system of internal control. The Board's monitoring covers all controls, including financial, operational and compliance controls and risk management. This process is based principally on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied and indicate a need for more extensive monitoring. The Board has also performed a specific assessment for the purpose of this Report and Accounts. This assessment considers all significant aspects of internal control arising during the period covered by the report including the work of Internal Audit. The Audit Committee assists the Board in discharging its review responsibilities. Key elements of the system of internal control are detailed below.

A Group-level review is carried out to identify the major risks facing the Group and to develop and implement appropriate initiatives to manage those risks. This process applies across the Group.

Key operational and financial risks are identified and assessed at the operating process level, while strategic risks are identified as a part of the business planning process. Strategic risk reviews are carried out in each of the operating divisions to identify business risk, evaluate existing controls and develop strategies to manage the risks that remain, the results of which form part of the Board's assessment. Updates to these risk assessments are reported to the Board.

The Executive Committee, chaired by the Group Chief Executive, oversees the risk and control framework of the Group. The Head of Group Internal Audit regularly attends the Executive Committee which meets monthly. The Group Chief Executive reports on the key elements arising from each Executive Committee meeting at the next Board Meeting and the minutes from such meetings are routinely included in each Board pack of documents.

During 2007 the Audit Committee assessed the Group's risk management and the internal control framework, particularly in the light of the integration process post-Merger. It also reviewed business change issues and GIA activities across the Group.

As a result of these reviews the Board has acknowledged that inevitably, there have been issues in bringing together different legacy procedures. Controls have been identified, appropriately prioritised and are being actively managed.

Management

The Group Chief Executive has responsibility for preparing and reviewing strategic plans for the Group and its divisions and the annual budgets. These are subject to formal approval by the Board. Budgets are re-examined in comparison with business forecasts throughout the year to ensure they are sufficiently robust to reflect the possible impact of changing economic circumstances. The Group Chief Executive and the Board conduct regular reviews of actual results and future projections with comparison against budget and prior year, together with various treasury reports.

Disputes that may give rise to significant litigation or contractual claims are monitored quarterly by the Board.

The Group has clearly defined policies, processes and procedures governing all areas of the business which will continue to be reviewed and refined in order to meet the requirements of the business post Merger.

Defined authority limits are in place. In particular, any investment in land, property and other significant assets, including acquisitions and disposals, require detailed appraisals and are subject to defined authorisation levels and post-investment review procedures. Investment decisions, projects, and tenders for contracts are subject to approval by the Board, the Group Chief Executive or subsidiary operating management, depending on the value and nature of the investment or contract.

There is a clearly identifiable organisational structure and a framework of delegated authority approved by the Board within which individual responsibilities of senior executives of Group companies are identified and can be monitored. These activities are reinforced through process compliance and other audits conducted by GIA.

The GIA function reviews the effectiveness and efficiency of the systems of internal control in place to safeguard the assets, to quantify, price, transfer, avoid or mitigate risks and to monitor the activities of the Group in accomplishing established objectives. Regular reports from these reviews are provided to the Board and reported to the Group Chief Executive, Audit Committee, the Executive Committee and senior management, who consider them on a regular basis. The Head of the GIA function has direct access to the Chairman of the Audit Committee, the Chairman and the Group Chief Executive. A database of audit recommendations and improvement initiatives is maintained. Follow up routines ensures that such improvements are implemented in a timely manner.

Throughout the year the Board continually considers the effectiveness of the Group's internal control systems. On 5 March 2008 it completed the annual assessment for the year to 31 December 2007 by reviewing reports submitted to the Audit Committee and by taking account of events since the year end.

The annual employee performance appraisal process is objective-based, with individual objectives cascaded down from the appropriate business objectives. Development reviews identify training needs to support achievement of objectives.

Whistleblowing

The Group's whistleblowing policy is supported by a clear process that includes an externally-facilitated hotline through which employees of the Company may, in confidence, raise concerns about possible improprieties in financial reporting, other operational matters or inappropriate personal behaviours in the work place.

All whistleblowing cases are investigated by the Head of GIA, Group HR Director and/or the Group Company Secretary. Whistleblowing incidents and their outcome are reported to the Audit Committee. Whistleblowing is a standing item on each Audit Committee agenda which allows the Committee to regularly review the adequacy of the policy in line with its requirements to do so under the Combined Code.

Relations with shareholders

The Board actively seeks and encourages engagement with major institutional shareholders and other stakeholders and has put in place arrangements designed to facilitate contact about business, governance, remuneration and other issues. This provides the opportunity for meetings with the Chairman, the Senior Independent Director as well as the Group Chief Executive, Group Finance Director and other Executives in order to establish a mutual understanding of objectives. The Company also operates a structured programme of investor relations, based on formal announcements and publications covering the full year and interim results. There are associated briefings for stockbroking analysts and investors, the presentation material for which is published on the Company's website www.taylorwimpey.com.

All Directors receive formal reports and briefings during the year about the Company's investor relations programme and receive detailed feedback through surveys, direct contact and other means, through which they are able to develop an understanding of the views of major shareholders about the Company.

The Board encourages all shareholders to participate in the Annual General Meeting which is attended by all Directors. Information about the Company, including full year and interim results and other major announcements, is published on the Company's website www.taylorwimpey.com.

Going concern

After making enquiries, the Directors have formed a judgement at the time of approving the financial statements, that there is a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

Introduction

The Remuneration Committee (sometimes referred to in this Report as the 'Committee') has adopted the principles of good governance relating to Directors' remuneration as set out in the 2006 Combined Code on Corporate Governance (the 'Combined Code'). This Report has been prepared in accordance with the Companies Act 1985 (the 'Act') and meets the requirements of the Directors' Remuneration Report Regulations 2002 and the Listing Rules of the Financial Services Authority.

It is a requirement that the Company's auditors report to shareholders on certain parts of this Report and state whether in their opinion those parts of it have been properly prepared in accordance with the above regulations. Accordingly, the Report has been divided into separate sections consisting of unaudited and audited information.

As required by the Act, a resolution to approve this Report will be proposed at the Annual General Meeting of the Company on 17 April 2008.

This Report has been prepared by the Remuneration Committee on behalf of the Board.

Proportion of fixed to performance based remuneration (%)


CEO
07
08
UK Based Directors
07
08
0
20
40
60
80
100
Salary (Annual)
Bonus and Long Term Incentives

Part 1: Unaudited Information:

Remuneration Committee

The Remuneration Committee has clearly defined terms of reference which are reviewed annually by the Board and are available on the Company's website at www.taylorwimpey.com. The key remit of the Committee is to recommend to the Board the remuneration strategy and framework for Executive Directors and senior management. Within this framework the Committee's main role and responsibilities are to:

- determine the remuneration, including pension arrangements of the Executive Directors and the Group Company Secretary and General Counsel;
- monitor and make recommendations in respect of remuneration for the tier of senior management one level below that of the Board;
- approve annual and long term incentive arrangements together with their targets and levels of awards;
- determine the level of fees for the Company Chairman.

The Committee comprises five independent Non Executive Directors. On 3 July 2007, following completion of the merger between Taylor Woodrow plc and George Wimpey plc (the 'Merger'), Anthony Reading was appointed as Committee Chairman. The other members of the Committee are Katherine Innes Ker (Committee Chairman until the Merger), Mike Davies, as well as Brenda Dean and David Williams who were appointed on completion of the Merger. Vernon Sankey was a member of the Committee until completion of the Merger. Details of attendance at Remuneration Committee meetings held during 2007, are set out in the Corporate Governance Report on page 44.

No Director is involved in any decisions about his/her own remuneration.

Advice to the Company

The Committee keeps itself fully informed on developments and best practice in the field of remuneration and it seeks advice from external advisers when appropriate. During the year, the Committee received material advice from New Bridge Street Consultants LLP and KPMG LLP. It also received legal advice from Slaughter and May. Around the time of the Merger, the Committee undertook a detailed review of its remuneration related advisers following which it appointed Mercer. As a result the Committee has received material advice from Mercer on establishing a new Remuneration Policy and Philosophy (as set out below) and in relation to Executive Directors' remuneration and share schemes. Separately, Mercer also provides actuarial advice to the trustees of the George Wimpey Pension Scheme.

In addition, the Company Chairman, Group Chief Executive, Group Company Secretary and General Counsel and Group Human Resources Director provided input to the Committee on remuneration matters except in relation to their own individual remuneration.

Policy and philosophy

Following the Merger, the Committee in conjunction with Mercer, undertook a comprehensive review of the existing remuneration and reward structures in place within both Taylor Woodrow plc and George Wimpey Plc. The prime objective of the review was to ensure that executive compensation practices actively support the attainment of the Company's strategic objectives. The review addressed a number of key areas including:

- the development of a new remuneration philosophy;
- an evaluation of Executive Directors' base salaries in order to ensure competitive positioning;
- the alignment of short term incentives with market practice; and
- the development of long term incentive plan arrangements designed to support strategic goals, motivate and incentivise key executives and align their interests with those of shareholders;

Following the review the Committee adopted the following remuneration philosophy;

- remuneration arrangements must help attract, motivate and retain the management talent required to meet the Company's strategic objectives;
- Taylor Wimpey will be committed to fostering a performance culture that effectively aligns individuals' reward with increased corporate performance and shareholder value creation;
- a significant proportion of each executive's total compensation should be delivered through performance related pay;
- incentive arrangements should be capable of providing upper quartile total payment if outstandin performance is achieved.

Going forward, within the principles of good governa the Committee will regularly review its remuneration strategy. The prime objective will be to ensure that th Company is in the best possible position to attract ar retain highly skilled and motivated people who will be to ensuring the long term success of Taylor Wimpey.

Details of the changes to the remuneration framewor following the review are set out in this Report. Followi consultation with our major shareholders and with shareholder bodies it is proposed to introduce two ne long term incentive plans namely, the Taylor Wimpey Performance Share Plan and the Taylor Wimpey Shar Option Plan. These proposed plans will be subject to shareholder approval and will be considered at the 20 Annual General Meeting. Further details are set out o page 48 and 49 of this Report and also in the Notice Meeting section on pages 105 to 107 and in Append 1 and 2 thereto. If approved, these will replace the long term incentive plans currently in place.

As previously announced in connection with the Merg the Company is committed in its focus on driving out costs from the business by delivering on its efficiency targets, rationalising corporate costs and improving th collective procurement process which is expected to to pre-tax synergies significantly in excess of £70 milli by the end of 2008 on an annual exit rate basis. As pa of the consultation process referred to above, major shareholders were also advised that following the remuneration review the Committee had concluded th a temporary increase in the short term incentive plan reward the achievement of synergies arising out of the Merger should be introduced for 2008 and 2009. Achieving the synergies is of critical importance in bot the short term and for providing a basis for future valu creation for the Company. Accordingly, in order to ens that the Executive Directors and other senior executiv including the UK and North American leadership tean are appropriately incentivised to achieve the targeted synergies, a bonus arrangement has been introduced respect of which further details are set out on page 48 Prior to the Merger, George Wimpey Plc had announc a target of £25 million of build cost savings to be achieved in 2007 in the UK and $20 million in the US. These savings have been achieved and are not part o this bonus arrangement.

Prior to the Merger, the remuneration packages of the Executive Directors and senior management in both Ta

Voodrow and George Wimpey included a significant element of performance related incentive remuneration, set against challenging business performance objectives. This remains a key component of the new Remuneration Policy and Philosophy. The chart opposite shows the proportion of fixed to performance based remuneration or 2007 and 2008. Fixed remuneration comprises base salary. Performance based remuneration comprises an annual cash bonus and long term incentive plan. The chart illustrates the mix of remuneration assuming target levels of annual bonus (including the synergy bonus) are met and the annualised expected value of long term incentive provision.

Non Executive Director positions

Subject to Board approval and provided that such appointments are in accordance with the requirements of the Combined Code, Executive Directors are permitted to take on non executive positions with other companies. Executive Directors are permitted to retain their fees in respect of such positions. During 2007, Peter Johnson was a non executive director of (i) Shanks Group plc and received fees of £40,000 and (ii) Oriel Securities Limited where he received fees of £25,000. Ian Smith (a Director of the Company until the Merger) was a non-executive director of Galiform plc where he received fees of £40,000 up to the date of the Merger. As set out in the Corporate Governance report the Board has recently reviewed the external interests of all Directors.

Base salary

The Committee reviewed the base salaries of Executive Directors at the time of the Merger in order to align salaries competitively with external market practice and ensure that Executive Directors were fairly compensated against FTSE peers. As part of this process the Committee took detailed advice from Mercer who provided specialist advice as well as benchmarking data to the Committee based on relevant peer groups. The review also took into account the personal performance of each Director and the additional size and complexity of the combined business following the Merger.

As part of the review, the Remuneration Committee considered market data from two peer groups as described below with regard to both base salaries and remuneration practices generally:

- Sector Based Peer Group: this Group is used in order to enable the Committee to track compensation policy and structures so as to assist it with design decisions primarily around incentive structures and performance measures. Sector Based Peers are selected based on comparability of financial profile (using sales and asset ratios) and business activities;
- Size Based Peer Group: this cross sector Group is used in order to assist the Committee with decisions on appropriate compensation quantum in order to reflect the importance of Company size on executive compensation levels. Size based peers are selected based on market capitalisation and sales and asset ratios in order to ensure similar business profile.

Following the review, Pete Redfern's base salary was increased with effect from the Merger from £480,000 to £700,000 per annum, Peter Johnson's base salary was increased from £406,000 to £440,000 per annum and Ian Sutcliffe's was increased from £320,000 to £400,000 per annum. This positioned Executive Director base salary levels to fall within a range of 96 per cent to 103 per cent of market median at the time of the review, with the base salary level for Pete Redfern set marginally below the market median. This positioning on base salaries is considered appropriate in order to ensure that the Company continues to be able to attract and retain the talent required to drive the business forward.

The Remuneration Committee will review the two Peer Groups on a regular basis in order to ensure changes both within the business and the external market environment are accurately reflected in Taylor Wimpey's compensation practices.

The Committee will review salaries on an annual basis with increases normally to take effect on 1 January. Due to the post Merger review, the Committee, at the request of the Executive Directors, decided in December 2007, not to implement any increases for the Executive Directors for 2008.

Executive Directors' contracts of service, which include details of their remuneration, will be available for inspection at the Annual General Meeting and also available as described in the Notice of 2008 Annual General Meeting.

Other benefits, including benefits-in-kind

The Executive Directors receive additional benefits including a Company provided car or an allowance in lieu, life assurance and private medical insurance. Benefits-in-kind are not pensionable.

Bonus arrangements

The Company offers Executive Directors and senior managers the opportunity to earn performance related bonuses. Following the Merger, the Committee undertook a full review of short term incentive arrangements in place within Taylor Woodrow and George Wimpey.

The Committee concluded that the bonus arrangements already in place for Executive Directors should apply for the period 1 January 2007 to 30 June 2007 with the half year performance of each legacy business measured against targets previously established in respect of each for the year as a whole and pro rated.

Therefore, for the first half of the year, the bonus arrangements for Peter Johnson and Ian Smith (a Director until 3 July 2007) were based on the first half performance of Taylor Woodrow in respect of the targets summarised below. Similarly, Iain Napier who left the Company on 30 April 2007, was paid a pro rated bonus based on his leaving date calculated by reference to the first half performance of Taylor Woodrow. The bonus structure in place for this period within Taylor Woodrow incorporated a target bonus of 50% of base salary and a maximum bonus of 100%.

Targets for Messrs Johnson, Smith and Napier for the period 1 January to 30 June 2007:

- Achievement of specified levels of profit before tax with a significant element of the bonus dependent on this target;
- Achievement of improvement in health and safety performance, measured through safety management performance and site inspection results;
- Achievement of specified customer satisfaction ratings;
- Other important and relevant business measures, including return on capital employed, divisional operating profit and specific personal objectives.

For Messrs Redfern and Sutcliffe for the period 1 January 2007 to 30 June 2007, the applicable scheme was the George Wimpey Plc annual incentive scheme, pro rated for that period. The structure of this scheme is based on a target bonus of 60 per cent of base salary and a maximum bonus opportunity of 150 per cent of base salary, with a compulsory three year deferral of 50 per cent of any bonus into shares of the Company. There is no share matching element. With regard to Pete Redfern, the scheme established stretching targets relating to the George Wimpey Group PBT and specific personal objectives. In the case of Ian Sutcliffe, his performance targets were based on specific George Wimpey UK housing division targets consisting of: growth in PBIT, volume of houses sold, number of plots achieved with planning permission and customer care.

For the period from 1 July 2007 to 31 December 2007 bonuses for the Executive Directors were aligned and based on the performance of Taylor Wimpey for the year as a whole. The structure consists of a target bonus of 60 per cent of base salary and a maximum bonus opportunity of 150 per cent of base salary, with a compulsory three year deferral into shares requirement of 50 per cent of any bonus payment. There is no share matching element. This replaced the previous structure within Taylor Woodrow as outlined above in relation to Peter Johnson. For Pete Redfern and Peter Johnson their bonuses for this period were based on stretching targets for Group pre exceptional pro-forma profit before tax and personal objectives (20 per cent). Ian Sutcliffe's bonus for this period was based on the combined Taylor Wimpey UK housing division and linked to stretching targets relating to PBIT (40 per cent), operating margin (40 per cent) and plots with planning permission (20 per cent).

Bonus awards for Executive Directors for 2007 ranged from 61 per cent to 67 per cent of basic 2007 salary (2006: 92 per cent to 99 per cent). For other senior executives who are members of the Executive Committee but who are not Directors, namely the Group Company Secretary and General Counsel and the President and CEO of Taylor Morrison, bonuses ranged from 83 per cent to 251 per cent of basic 2007 salary (2006: 79 per cent to 97 per cent). Bonuses for the first half of the year were based on base salaries in place as at 1 January 2007 and for the second half of the year were based on the base salaries that were put in place upon completion of the Merger.

For 2008, bonus targets for Pete Redfern and Peter Johnson have been set by the Committee based on Group PBT, UK operating margins, average capital employed and personal objectives. The targets for Ian Sutcliffe are similar except that they are all based on the performance of the Taylor Wimpey UK housing division and relate to PBIT, operating margins, average capital employed and customer care. Following consultation with major shareholders, the Remuneration Committee has determined that performance targets that are non financial in nature should not exceed 20 per cent of the maximum bonus potential.

In line with the Association of British Insurers' Guidelines on Responsible Investment Disclosure the Remuneration Committee will ensure that the incentive structure for Executive Directors and senior management will not raise environmental, social or governance ('ESG') risks by inadvertently motivating irresponsible behaviour. More generally, with regard to the overall remuneration structure there is no restriction on the Committee which prevents it from taking into account ESG matters.

Temporary short term incentive for synergy achievement

The core bonus remains focused on key financial and operational objectives which are limited to a maximum bonus potential of 150% of base salary. In order to drive the achievement of exceptional financial savings levels set out in the Merger documentation sent to shareholders, a limited number of executives will be eligible for an incremental bonus based upon the achievement of the exceptional targets as set out below over two twelve month performance periods.

For 2008, the target is the achievement of £70 million of synergies by the end of 2008 on an annual exit rate basis.

For 2009, the target is the achievement of £100 million of synergies (in aggregate) by the end of 2009 on an annual exit rate basis.

In addition to the achievement of the above synergy performance targets, there must also be relative operating margin growth in the UK measured against other listed housebuilders in each year based on statutory reported operating margins but excluding the impact of land sales. For North American participants any bonus payment will be subject to the achievement of a growth of operating profit for that business year on year.

Eligibility to participate in this bonus arrangement will be limited to 24 key executives consisting of the Executive Committee (namely, Executive Directors, the President and CEO North America and, the Group Company Secretary and General Counsel) and the UK and North America leadership teams.

The bonus payable will be 50 per cent of base salary in respect of each of the two bonus years subject to the synergy targets being achieved. If targets are not achieved, no bonus is payable. To illustrate, if £70 million of synergies is not achieved by the end of 2008 on an annual exit rate basis then no synergy bonus will be payable for that year. If £100 million of synergies is achieved in aggregate on an annual exit rate basis, by the end of 2009 then 50 per cent of base salary will become payable. Prior to the Merger, George Wimpey Plc had announced a target of £25 million of build cost savings to be achieved in the UK and $20 million to be achieved in the US in 2007. These savings have been achieved and are not part of this bonus arrangement.

The Board reviews the achievement of synergies ag targeted objectives at each Board meeting. The Remuneration Committee will rigorously test the achievement of the synergies at the end of 2008 an 2009 in order to ensure that they have been appropriately measured and are beneficial to the Gr The Committee will also require verification of the synergies achieved by the Company's auditors prior any payment being made. Information relating to the achievment of synergies, operating margins and operating profit in North America will be set out in th 2008 and 2009 Remuneration Reports.

No bonus or deferred bonus payments under any b arrangement are pensionable.

Deferred Bonus Plan share matching awar

The Remuneration Committee considers that share ownership by Executive Directors and senior executi important as it provides a clear alignment of interests those of shareholders. This alignment has previously assisted through the deferred bonus plan pursuant t which Peter Johnson and selected senior executives the opportunity of investing some or all of their pre-ta bonus in the purchase of shares in the Company on

Proposed New Taylor Wimpey Share Plans

	Taylor Wimpey Performance Share Plan	Taylor Wimpey Share Option Plan
Plan Focus	Relative performance	Absolute performance
Eligibility	All Executive Directors North American President Senior Managers	All Executive Directors North American President Senior Managers
Performance Measures	Executive Directors: Group measures: 50% TSR / 50% EPS Senior Management: At Remuneration Committee discretion, a mix of Group and business unit / individual specific measures	Executive Directors: Group measures: 100% ROCE > COC (ROCE = Return on Capital Employed) (COC = Cost Of Capital) Senior Management: At Remuneration Committee discretion, a mix of Group and business unit / individual specific measures
Performance Period	3 years	3 years
Award Quantum	Executive Directors: Up to 2x Base Salary Others: Up to 3x Base Salary	Executive Directors: Up to 2x Base Salary Others: Up to 3x Base Salary
Combined Quantum	Under the Taylor Wimpey Performance Share Plan the Remuneration Committee may make awards to Executive Directors up to 2x salary. If the Committee elects to make awards under both Plans to an Executive Director then the award under the TW Performance Share Plan will be reduced by one share for each option awarded under the TW Share Option Plan. (The Remuneration Committee will retain discretion to determine, in exceptional circumstances (such as attracting new hires), an award quantum for Executive Directors in excess of the above maximum quantum. Enhanced awards made pursuant to this discretion will not exceed 3x base salary).	
Vesting Quantum	EPS growth at least RPI plus 3% p.a. – 25% of EPS-measure award element vests EPS growth at least RPI plus 8% p.a. – 100% of EPS-measure award element vests 50th percentile TSR performance to peer group – 25% of TSR-measure award vests 75th percentile TSR performance to peer group – 100% of TSR-measure award vests Straight line vesting between EPS and TSR thresholds	ROCE > COC - 25% of award vests ROCE > COC + 3% - 100% of award vests Straight line vesting between COC thresholds.
Peer Group for 50% of TSR measure	Barratt, Bellway, Berkeley Group, Bovis Homes Group, Galliford Try, Kier, Marshalls, Persimmon, Redrow, SIG, Travis Perkins, Wolseley	
Peer Group for 50% of TSR measure	FTSE 100	

The Taylor Woodrow Performance Share Plan

<table>
<tr><td colspan="6">BASIC AWARDS</td></tr>
<tr><td colspan="3">The Company's EPS outperforms the UK Index of Retail Prices (RPI) by 3 per cent per annum compound over three years</td><td colspan="3">The Company's EPS outperforms the UK Index of Retail Prices (RPI) by 6 per cent per annum compound over three years</td></tr>
<tr><td colspan="3">50 per cent of award vests</td><td colspan="3">100 per cent of award vests</td></tr>
<tr><td colspan="6">ENHANCED AWARDS</td></tr>
<tr><td colspan="6">Vesting of enhanced awards is dependent on the basic award earnings criterion of 3 per cent first being satisfied</td></tr>
<tr><td colspan="2">Median TSR performance relative to the sector peer group</td><td colspan="2">Better than median TSR performance relative to the sector peer group</td><td colspan="2">Upper quartile TSR performance relative to the sector peer group</td></tr>
<tr><td colspan="2">Nil vesting</td><td colspan="2">40 per cent of the enhanced awards vest</td><td colspan="2">100 per cent of the enhanced awards vest</td></tr>
<tr><td colspan="6">There is a sliding scale between the respective targets. There will be no re-testing of the performance condition.</td></tr>
</table>

ither a gross or net voluntary basis. If these shares emain undrawn for a period of three years, the Company natches them on a one for one basis, provided that Group Earnings Per Share ('EPS') shall have grown by at east three per cent compound in real terms during the inancial years 2007–2009. EPS is calculated using the adjusted basic earnings per share as shown in note 10 o the consolidated financial statements.

For 2008, the voluntary nature of the deferral will cease o apply and there will be no matching. Instead, as nentioned above in the Bonus arrangements section of this Report, there will be a requirement for Executive Directors to defer 50% of any cash received under the bonus plan into Taylor Wimpey shares for a period of hree years.

Proposed New Taylor Wimpey Share Plans – Taylor Wimpey Performance Share Plan and the Taylor Wimpey Share Option Plan

Subject to shareholder approval at the 2008 Annual General Meeting, two new long term incentive plans proposed by the Remuneration Committee will supersede all existing long term incentive arrangements n place within the Company. They will also supersede he long term arrangements that were in place within George Wimpey prior to the Merger.

The two proposed plans are the Taylor Wimpey Performance Share Plan ('TW Performance Share Plan') and the Taylor Wimpey Executive Share Option Plan 'TW Share Option Plan'), collectively ('Plans').

The Committee believes that use of two complementary plans will enable incentives to be linked to both relative and absolute performance. Details of the two Plans and how they will work in practice are summarised in the able opposite.

The Remuneration Committee considers that the two new Plans will offer flexibility to align long term incentives both with the long term interests of shareholders and also with strategic priorities, whilst also being directly inked to external benchmarking of performance.

Following the Company's consultation with its major shareholders it was agreed that the Remuneration Report would set out how the Company will calculate Return on Capital Employed (ROCE) and Cost of Capital (COC) with regard to the proposed TW Share Option Plan. Full details are set out in Appendix 2 of the Notice of Meeting and will be set out fully in the TW Share Option Plan rules. In brief, ROCE will be calculated by reference to earnings before interest, tax and amortisation divided by average operating assets employed. COC will be calculated by reference to a formula which is based on the cost of debt plus the cost of equity divided by average operating assets employed.

Full details of the proposed new Plans, which will be presented to shareholders are set out in the Notice of Meeting and in Appendices 1 and 2 thereto.

Executive share-based reward plans in place at the time of the Merger

The Performance Share Plan

In order to incentivise Executive Directors and other senior executives, the Company has operated the Taylor Woodrow Performance Share Plan (the 'PSP'). The Remuneration Committee is responsible for supervising the PSP and for the granting or recommending of awards under it. Conditional awards of shares are made to participants, entitling them to receive shares in the Company at no direct cost. Vesting occurs on the third anniversary of the award, provided that the performance criterion is fulfilled.

The current plan rules have an overriding limit for awards of 200 per cent of basic salary per annum. The policy adopted by the Committee has generally been to restrict awards to 125 per cent of base salary, other than in exceptional circumstances, such as senior level recruitment.

The current PSP contains two elements: basic awards, which under current policy are restricted to a current maximum of 75 per cent of basic salary and additional enhanced awards, which under current policy are restricted to a current maximum of 50 per cent of basic salary. The enhanced awards, introduced in 2005, are made on a discretionary basis to senior executives, including the Executive Directors.

In 2007, conditional awards were made to 294 participants (2006: 286), including two Executive Directors, in respect of a total of 1,558,367 shares (2006: 2,120,036). Of these,1,455,801 were basic awards (2006: 1,910,642) and 102,566 were enhanced awards (2006: 209,394).

The vesting criteria for these awards are as set out in the table above.

The performance criteria were chosen on the basis that EPS is considered to be an appropriate indicator of management's success in advancing the performance of the business. EPS is calculated as described in note 10 to the consolidated financial statements. Total Shareholder Return ('TSR') was selected in order to incentivise improvement in performance relative to the PSP peer group, whilst continuing to focus on earnings growth. The peer group for this purpose consists of: Barratt, Bellway, Berkeley, Bovis, Crest Nicholson, McCarthy & Stone, Persimmon and Redrow.

The Company's performance against these criteria is calculated from audited EPS and published RPI data and verified by the Remuneration Committee. The conditional awards made to Executive Directors in 2005 did not meet the relevant EPS tests and they have accordingly lapsed.

If the proposed new Taylor Wimpey Performance Share Plan and Taylor Wimpey Share Option Plan are approved at the Annual General Meeting, no further awards will be made under the PSP.

Executive Share Option Plan

The Taylor Woodrow Executive Share Option Plan was suspended on 9 October 2003 and is now closed for new awards.

Former George Wimpey Plans

George Wimpey Long Term Incentive Plan

Pete Redfern and Ian Sutcliffe are participants in the George Wimpey Long Term Incentive Plan ('GWLTIP'), under which conditional awards of George Wimpey Plc shares were awarded to Executive Directors and to a small number of key executives. Awards do not vest under the GWLTIP unless predetermined performance conditions are satisfied over a three year performance period. The key performance condition is the measurement of the Company's TSR against a specific comparator group of listed housebuilders and building materials related companies as set out below:

Barratt	Marshalls
Bellway	Persimmon
Berkeley	Redrow
Bovis	SIG
Galliford Try	Taylor Woodrow (prior to the Merger)
Gleeson (MJ)	Travis Perkins
Heywood Williams	Wolseley
Kier	

During the year, Baggeridge Brick, Crest Nicholson, Taylor Woodrow (post the Merger) and Wilson Bowden were removed from the group due to corporate transactions completed during the year.

For awards to vest in full, the TSR performance over the the three year plan cycle must equal or exceed the 75th percentile performance of the comparator group. No portion of the award will vest if the TSR performance is less than the 50th percentile. Partial vesting (25 per cent of the award) will take place if the TSR performance is equal to the 50th percentile with straight line vesting for levels of performance between the 50th and 75th percentiles. There is also a requirement that the Company's underlying financial performance must be satisfactory before vesting can take place. Following consultation with shareholders, this will be based on the Company's EPS performance.

Prior to the completion of the Merger, the Remuneration Committee of George Wimpey Plc in consultation with the Company determined that although a technical change of control of George Wimpey Plc would take place as a result of the transaction, that no GWLTIP awards would vest as a result of it. Instead, and in accordance with appropriate guidance in relation to such schemes, the conditional awards of George Wimpey shares were 'rolled over' into conditional awards of Taylor Wimpey shares but remain subject to the rules of the GWLTIP including performance criteria and performance periods.

At the date of the Merger, awards over the shares of Taylor Wimpey plc were as follows:

	2005	2006	2007
Pete Redfern	200,068	179,007	231,940
	(143,789)	(128,653)	(166,696)
Ian Sutcliffe		222,480	154,626
		(159,897)	(111,130)

Note: Original awards over George Wimpey Plc shares are shown in brackets.The increase is due to the application of the Merger ratio of 1.3914 Taylor Wimpey shares for each George Wimpey share.

The TSR performance condition for the three year period to 31 December 2007 relating to the 2005 GWLTIP awards was not met and those awards to Pete Redfern have accordingly lapsed.

If the proposed new TW Performance Share Plan and TW Share Option Plan, details of which appear on page 48, are approved at the Annual General Meeting, no further awards will be made under the GWLTIP.

George Wimpey Executive Incentive Scheme – Deferred Shares
Pete Redfern was a participant in the George Wimpey Executive Incentive Scheme ('EIS') under which the UK based Executive Directors of George Wimpey Plc were required to defer 50 per cent of bonus into shares of George Wimpey Plc, to be held in trust for three years.

As required by the rules of the EIS, and as previously disclosed and announced, at the date of the Merger and subsequently, due to the Merger the Remuneration Committee of George Wimpey Plc was required to make a recommendation to the trustee of the EIS for the release of the shares held on behalf of Pete Redfern. Accordingly, shortly after the Merger he received 19,629 ordinary shares (as adjusted by the merger ratio of 1.3914 shares for each George Wimpey share) in the Company as a result of the release by the trustee. Pete Redfern has retained all of the released shares as part of his shareholding in the Company.

George Wimpey Executive Share Option Scheme
George Wimpey operated an Executive Share Option Scheme in which designated UK employees, mainly UK based regional board directors were invited to participate. At the time of the Merger no Executive Directors of George Wimpey participated in this Scheme. Interests in shares of George Wimpey did not become exerciseable or vest at the time of the Merger and have been rolled over into shares in Taylor Wimpey. They remain subject to the rules of the Scheme.

Following the Merger, no further options will be granted under this Scheme.

Total shareholder return (£)


400
300
200
100
0
02
03
04
05
06
07
Taylor Wimpey plc
Peer group
FTSE 100
FTSE 350

This graph has been prepared from information obtained through Datastream. It shows the theoretical growth in the value of a shareholding in the company and in FTSE 350 companies over the specified period, assuming that dividends are re-invested to purchase additional units of equity at the closing price applicable on the ex-dividend date. Historical data are based on the constituent companies at each given date. The peer group consists of the companies as set out in Appendix 1 with respect to the proposed Taylor Wimpey Performance Share Plan.

All-employee share plans

United Kingdom
The Company operates a Sharesave Plan under which all UK employees with at least three months' service can save up to £250 per month and receive three or five year options to acquire the Company's shares priced at a discount of up to 20 per cent of market value. During 2007, 1,912 employees (22 per cent of those eligible) (2006: 1,063) applied to join the Plan. Options were granted over 2,640,216 shares (2006: 1,409,702) at an option price of 265.4p per share. Post the Merger, the Plan was rolled out to enable all UK based George Wimpey employees to participate. Peter Johnson holds conditional award of 625 shares under the plan.

During the year the Company also operated a UK Share Purchase Plan, under which UK employees with at least three months' service are permitted to invest up to £1,500 per annum of their pre-tax earned income in the purchase of partnership shares of the Company. Such shares, if held for a period of three years, attract an award of free matching shares. Currently participants receive one matching share for each partnership share purchased. During 2007, 1,394 participants contributed to the Plan (2006: 1,213) and purchased 365,577 shares (2006: 303,313). During 2008, this Plan will be extended so as to allow all relevant employees who joined the Group from the George Wimpey Plc group of companies to participate.

Overseas plans
The Company has all-employee stock purchase plans in the United States and in Canada which are broadly equivalent to those operated in the UK. No Executive Director is, or was at any time during 2007, a member of either of these plans. During 2008, the US plan will be extended so as to allow all relevant employees who joined the Group from Morrison Homes to participate.

George Wimpey Sharesave Scheme
George Wimpey operated a Savings-Related Share Option Scheme which was open to all its UK employees, including UK Executive Directors of George Wimpey Plc, with over six months' service.

Following the Merger, the interest of Ian Sutcliffe in 2 share options held under the George Wimpey Share Scheme was rolled over into an interest in shares of Company so that based on the Merger ratio, he now has an interest in 3,410 shares at an option price of 276.9872 pence per share.

Following the Merger, no further invitations will be ma to participate in this Scheme post the Merger.

Performance graph

The graph above shows the Company's performanc measured by TSR for the five-year period to 31 December 2007, compared with the performance of the FTSE 350 and FTSE 100 Share Indexes also measured by TSR. The FTSE 350 Share Index has b selected for this comparison due to the fact that use this index enables comparison of Company perform against a relevant and consistent index for the full ye measurement period. The FTSE 100 Share index ha been added this year as the Company joined that In in September 2007.

Other matters affecting share plans

The rules of the Company's share plans referred to above provide for the early vesting or exercise of sha entitlements in the event of a participant's death, disability, redundancy or normal retirement. In the ev of cessation of employment because of a change of control, the rules are ABI guideline compliant and in addition, any vesting would be subject to the judgem and discretion of the Remuneration Committee.

In accordance with the plan rules and as indicated in previous Directors' Remuneration Reports, EPS figu for the purpose of performance measurement of sha incentive schemes are restated in accordance with International Financial Reporting Standards.

Details of the sources of shares issued or transferred during the year to meet maturing or vesting rights un the Company's share-based reward schemes, and th potential further requirement for shares to satisfy opti and awards outstanding at the end of the year, are s in note 25 to the consolidated financial statements. S plans are also compliant with ABI dilution guidelines.

The Company's current intention is that any further requirement for shares in respect of share plans will substantially be met by utilising treasury shares, sold market price to its Employee Share Ownership Trust

/here there are relatively small requirements for shares, iainly for overseas plans, these will continue to be met r administrative convenience from other sources, cluding new issue and market purchase.

hare retention and target Director hareholdings

2007, following the Merger, the Remuneration ommittee approved new guidelines relating to target iareholdings in the Company. The Committee also troduced share retention requirements in respect f shares received under long term incentive plans. he purpose of the guidelines is to align the interests f Directors and senior management with those of iareholders through the creation of a community f interest. The guidelines and requirements are set ut below:

. Within five years of 1 January 2008 or from the date of appointment if later:

- Executive Directors will be expected to build up a shareholding in Taylor Wimpey broadly equal to 1x base salary;
- Other Executive Committee members will be expected to build up a shareholding broadly equal to 0.5x base salary.

. Executive Directors and members of the Corporate, UK and NA leadership teams who participate in the proposed Performance Share Plan ('PSP') and/or the proposed Share Option Plan ('SOP') are expected to retain shares for one year as set out below:

- 50 per cent of the net amount of any shares that vest under the PSP in the case of Executive Directors and 25 per cent in the case of other participants;
- 50 per cent of the net gain of shares following the exercise of any executive share options under the SOP and 25 per cent in the case of other participants.

. The above retention requirements will also apply to shares received by the above categories of executive under the Taylor Woodrow Performance Share Plan and the George Wimpey Long Term Incentive Plan.

. Shares that vest or are received following the exercise of any option, count towards the targets set out in paragraph 1 above. Subject to the Model Code and any other applicable rules governing dealings in shares and subject to the retention policy set out in paragraph 2 above, such shares may be sold provided that the target holdings are met within the applicable timeframe.

. Shares that are held on trust for any executive pursuant to the deferred bonus scheme will count towards the target shareholding.

. The Chairman and the Non Executives Directors are expected to hold shares in the Company in order to align their interests with those of shareholders.

ension arrangements

etails of the Group's principal UK pension schemes re given in note 23 on page 83 to the consolidated nancial statements.

aylor Woodrow Group Pension and Life ssurance Fund

he Fund was closed to new entrants from 31 March 002. With effect from 1 September 2004, a restriction was applied so as to limit the amount of any increase in pensionable salary of members of this scheme to the lesser of the actual increase in basic salary or the RPI, subject to a maximum of 5 per cent per annum. The Fund ceased accrual of benefits on 30 November 2006 and from 1 December 2006 existing active Fund members were invited to participate in the PCP, referred to below and to which members and the company contribute.

Taylor Woodrow Personal Choice Plan

With effect from 1 April 2002 the Company introduced the PCP, a defined contribution Pension Scheme which all new eligible UK team members are invited to join.

During the year, Peter Johnson was a member of the PCP. The Company contributed to his plan at the rate of 34.5 per cent of his basic salary for the year and he contributed at the rate of 5 per cent.

Iain Napier, who retired from the Board on 31 December 2006, remained an employee until 30 April 2007. Graeme McCallum retired from the Board on 16 January 2007 and left the Company on this date. Their pension entitlements remain unchanged from those previously reported.

Denis Mac Daid retired from the Board on 30 June 2005. The Company is paying to him by monthly instalments the difference between benefits calculated at his assumed retirement date of 5 April 2006 and his actual date of retirement. The annual equivalent of this payment is £20,000 (2006: £19,000).

No other arrangements were made during the year for the provision of pensions for former Directors.

George Wimpey Pension Plan

George Wimpey Staff Pension Scheme

Pete Redfern is a member of the Executive section of the George Wimpey Staff Pension Scheme ('Scheme'). The Scheme (now closed to new members) is a funded, Inland Revenue approved, final salary occupational pension scheme. Members contribute between 5 per cent and 10 per cent of salary. Executive members of the Scheme cease to contribute once they have achieved 30 years' pensionable service. Pensions in payment are guaranteed to increase in line with the Retail Price Index to a maximum of 5 per cent per annum (2.5 per cent for all service earned after 6 April 2006).

The Scheme provides executive members with a pension of up to two thirds of pensionable salary (this is capped for members who joined after April 1989) on retirement at age 65, subject to the member having completed 30 years' pensionable service.

Life assurance of up to four times basic salary and a pension of two thirds of the member's entitlement for spouses on their death in service, or in retirement, are provided, together with a children's allowance of up to 100 per cent of the dependant's pension for three or more children.

Pensionable salary excludes all bonuses, benefits in kind and incentive related remuneration. For early retirement, after age 50 but prior to age 65, pensions will be reduced by an appropriate actuarial factor.

Pete Redfern has a pension allowance through additional payments to him, amounting to 25% of the difference between his basic salary and the pension schemes earnings cap. For the period 3 July to 31 December 2007 a total of £80,000 (2006: Nil) was paid. Pension allowances do not count towards the calculation of any bonus awards which are based only on base salary.

The Directors' accrued pensions in 2007 are shown on page 55.

George Wimpey Stakeholder Scheme

Ian Sutcliffe is not a member of the Scheme and instead, the Company pays an amount equal to 29% of his salary into the George Wimpey designated stakeholder scheme. Payments of £57,000 (2006: Nil) were paid into the stakeholder scheme on his behalf for the period from when he was appointed to the Board on 3 July 2007 to the end of the year (the total amount paid into the scheme for the year was £57,000 (2006: Nil)).

Directors' contracts

It is the Company's policy that Executive Directors should have contracts of employment providing for a maximum of one year's notice.

Service contracts for all Executive Directors and letters of appointment for all Non Executive Directors are available for inspection as described in the Notice of 2008 Annual General Meeting.

Details of the Directors' contracts are summarised in the table below:

Name	Date of contract	Unexpired term (months)	Notice periods by Company (months)	Notice periods by Director (months)	Normal retirement age	Cu
Pete Redfern*	13 October 2004	12	12	12	60	
Peter Johnson*	1 November 2002	12	12	12	60	
Ian Sutcliffe*	23 January 2006	12	12	12	60	

* Proposed for re-election at the Annual General Meeting.

Following the Merger, the service agreements in place between George Wimpey Plc and Messrs Redfern and Sutcliffe were amended so that each agreement is now betw the Company and the Executive. It is the Company's policy that liquidated damages should not automatically apply on the termination of an Executive Director's contract. In accordance with this approach, payment for early termination of contract (without cause) by the Company is, in the case of each of the Executive Directors, to be determine having regard to normal principles of English law, which requires mitigation of liability on a case-by-case basis. Any such payment would typically be determined by referenc the main elements of a Director's remuneration, namely: salary; bonus entitlement; benefits-in-kind; and pension entitlements. The service agreement of Ian Sutcliffe contain provision which allows him to terminate the agreement within 6 months of a change of ownership of the Company by 3 months' notice. In such a case, Ian Sutcliffe would b entitled to receive a payment of 12 months' notice and benefits. Treatment of awards under any long term incentive plan would be subject to the rules of the applicable plar are compliant with guidelines issued by institutional shareholder bodies with regard to their treatment in the event of a change of control. Since the Merger, the Company ha re-confirmed its policy that service agreements for Executive Directors who join the Board will not contain any change of control provisions.

Non Executive Directors

No Non Executive Director has a service contract, as their terms of engagement are regulated by letters of appointment as follows:

	Date of appointment as a director	Date of initial letter of appointment	Term of appointment	Notice period by Company (months)	Notice peri Dir (m
Norman Askew	29 July 2003	25 July 2003	3 year, reviewed annually	6	
Mike Davies	13 October 2003	29 September 2003	3 year, reviewed annually	6	
Brenda Dean*	3 July 2007	21 November 2007	3 year, reviewed annually	6	
Andrew Dougal*	18 November 2002	31 October 2002	3 year, reviewed annually	6	
Katherine Innes Ker*	1 July 2001	21 May 2001	3 year, reviewed annually	6	
Anthony Reading*	3 July 2007	21 November 2007	3 year, reviewed annually	6	
David Williams*	3 July 2007	21 November 2007	3 year, reviewed annually	6	

* Proposed for re-election at the Annual General Meeting. Brenda Dean, Anthony Reading and David Williams were appointed to the Board upon completion of the Merger and each entered into a new contract for service three Directors were formerly Directors of George Wimpey Plc. Following the Merger the notice periods of the Chairman and the Non Executive Directors were standardised at 6 months either way.

The fees of Non Executive Directors were determined by the Board in their absence taking into account the research carried out by Mercer of fees paid to Non Executive Di of similar sized companies and the Sector Based Peer Group. Non Executive Director fees are subject to the aggregate annual limit of £1,000,000 imposed by the Articles Association and will be reviewed annually.

The basic fees of each Non Executive Director were reviewed following the Merger and were standardised at £50,000 per annum from £45,000. The Senior Independent D receives an additional payment of £10,000 in respect of this role. The standard fee for chairing a Board Committee (Audit, Remuneration and Corporate Responsibility) is £

The Chairman's fees were increased with effect from the Merger from £170,000 to £270,000 per annum and will be reviewed annually. His fees were reviewed by the Remu Committee and approved by the Board in his absence taking into account the research carried out by Mercer of fees paid to chairmen of similar sized companies and the S Based Peer Group. The Chairman receives no additional fee for chairing the Nomination Committee.

Neither the Chairman nor the Non Executive Directors participate in any of the Company's share plans or bonus plans and are not eligible to join the Company's pension sc

art 2: Audited Information

irectors' emoluments

	Basic salary/fees £000	Salary supplement in lieu of pension £000	Benefits-in-kind £000*	Bonus in respect of 2007 £000	Other benefits £000	2007 total £000	2006 total £000	Basic salary/fee p.a. with effect from 1.1.2008 £000
xecutive								
ete Redfern (Appointed 3 July 2007)	346	93	14	558	–	1,011	–	700
eter Johnson	423	89	13	282	–	807	761	440
n Sutcliffe (Appointed 3 July 2007)	198	–	15	450	–	663	–	400
n Smith (Resigned 3 July 2007)†	313	100	9	–	1,451	1,873	–	–
ohn Landrum (3 July 2007 – 31 July 2007)‡	24	–	1	–	813	838	–	–
raeme McCallum (Resigned 16 January 2007)	24	3	–	–	–	27	696	–
in Napier (Former Director)ø	–	–	–	–	1,083	1,083	1,452	–
on Executive								
orman Askew	219	–	–	–	–	219	170	270
ike Davies	50	–	–	–	–	50	44	50
renda Dean (Appointed 3 July 2007)	25	–	–	–	–	25	–	50
ndrew Dougal	57	–	–	–	–	57	49	60
atherine Innes Ker	55	–	–	–	–	55	44	60
nthony Reading (Appointed 3 July 2007)	30	–	–	–	–	30	–	60
avid Williams (Appointed 3 July 2007)	30	–	–	–	–	30	–	60
ernon Sankey (Resigned 3 July 2007)††	23	–	–	–	11	34	39	–
ggregate emoluments	1,817	285	52	1,290	3,358	6,802	–	
006:						–	3,255	

ggregate emoluments of the Executive Committee (excluding Executive Directors)

	Basic salary £000	Salary supplement in lieu of pension £000	Benefits-in-kind £000	Bonus in respect of 2007 £000	Company contribution to pension £000	Other benefits £000	2007 total £000øø	2006 total £000øø	Basic salary p.a. with effect from 1.1.2008 £000
0 members	1,715	71	81	1,044	962	2,321	6,194	3,388	634**

otes

ncludes non-cash payments.

e above salary details in respect of Messrs Redfern and Sutcliffe reflect the salaries paid for the period 3 July 2007 to 31 December 2007.

e above bonus details are in respect of the full year 2007.

r the period 1 January to 3 July 2007, Pete Redfern's base salary received from George Wimpey Plc was £480,000 per annum and Ian Sutcliffe's base salary was £320,000 per annum. With effect from 3 July 2007, their laries were increased to £700,000 and £400,000 respectively per annum.

Ian Smith received a base salary at the rate of £610,000 p.a. for the period 1 January 2007 to completion of the Merger on 3 July 2007 plus bonus for 2007 to that date as shown above. On leaving, he also received contractual payments for loss of office of one year's salary and an amount equal to his target bonus which together amounted to £1,451,000 (2006: £0).

John Landrum who was a Director for the period 3 July 2007 to 31 July 2007 had a base salary of $650,000 (£325,000) at the time of his resignation. He left the Company on 31 October 2007, following which he was paid the sum of $1,625,824 (£812,912) by way of a termination payment consisting principally of 12 months salary in lieu of notice (paid monthly) and an amount equal to 1.5x salary in respect of his bonus arrangements.

ain Napier left the Board on 31 December 2006 and remained an employee until 30 April 2007. He received contractual pay, benefits-in-kind, salary supplement in lieu of pension and 2006 performance bonus aggregating £918,000 (2006 £1,452,000 as shown above). During the second half of 2007 he also received a contractual payment of £165,340 being a pro rata bonus for the period 1 January 2007 to his date of leaving in April 2007. See page 51 for further details. (2006: £0).

Vernon Sankey received a contractual payment for loss of office of £11,000 (2006: £0) following completion of the Merger.

In addition, a charge of £30,000 (2006: £467,000) was booked in respect of share based payments.

Contractual payments for loss of office, targeted bonus, redundancy and ex-gratia payments for those members of the Executive Committee who left as a result of the Merger.

There are only two members of the Executive Committee going forward other than the Executive Directors.

o expense allowances are paid.

Directors' share-based reward and options

Aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company and any other share-based reward granted to or held by the Directors. Details of the options exercised during the year are:

Name of Director	Plan	Number of option shares exercised	Exercise price (pence)	Market price at exercise date (pence)	Gains on exercise 2007 £	Gai exercise
Peter Johnson	Performance Share Plan	65,376	–	486	317,727	
	Bonus Plan	52,636	–	502	264,232	
	Executive Share Option	–	–	–	–	186,
					581,959	186,

Details of options and conditional awards over shares held by Directors who served during the year are as follows:

Name of Director	Plan	1 January 2007[d]	Granted (number)	Lapsed (number)	Exercised (number)	31 December 2007	Exercise price (pence)	Date of Grant	Dates from which exercisable	Expiry
Peter Johnson	Sharesave	8,037	–	–	–	8,037	197.2	7.10.03	1.12.08	31.
	Bonus Plan:									
	Matching award	52,636	–	–	52,636[(j)]	–	–	2.4.04	2.4.07	1.
	Matching award	9,858	–	–	–	9,858	–	7.4.06	7.4.09	6.
	Matching award	–	59,253[a]	–	–	59,253	–	10.4.07	10.4.10	9.
	Performance Share Plan	84,905	–	19,529	65,376[(k)]	–	–	10.5.04	10.5.07	9.
	Performance Share Plan	132,410	–	–	–	132,410	–	7.9.05	7.9.08	6.
	Performance Share Plan	92,406	–	–	–	92,406	–	12.4.06	12.4.09	11.
	Performance Share Plan	–	82,941[b]	–	–	82,941	–	2.4.07	2.4.10	1.
	Total	380,252	142,194	19,529	118,012	384,905				
John Landrum	Performance Share Plan	–	59,672[b]	–	–	59,672	–	2.4.07	2.4.10	1.
	Total	–	59,672	–	–	59,672				
Graeme	Sharesave	4,177	–	–	–	4,177	226.8	7.10.04	16.1.07	15.
McCallum	Performance Share Plan	80,862	–	–	–	80,862	–	10.5.04	1.3.07	
	Performance Share Plan	100,078	–	–	–	100,078	–	7.9.05	–	
	Total	185,117	–	–	–	185,117				
Pete Redfern	Long Term Incentive Plan	131,217[e]	–	131,217	–	–	–	26.5.04	26.5.07	25.
	Long Term Incentive Plan	200,068[cg]	–	–	–	200,068	–	25.5.05	25.5.08	24.
	Long Term Incentive Plan	179,007[g]	–	–	–	179,007	–	23.5.06	23.5.09	22.
	Long Term Incentive Plan	231,940[ch]	–	–	–	231,940	–	2.4.07	2.4.10	1.
	Total	742,232	–	131,217	–	611,015				
Ian Sutcliffe	Sharesave	3,410[cl]	–	–	–	3,410	276.9827	21.9.06	1.12.11	31.
	Long Term Incentive Plan	222,480[cg]	–	–	–	222,480	–	23.5.06	23.5.09	22.
	Long Term Incentive Plan	156,626[ch]	–	–	–	156,626	–	2.4.07	2.4.10	1.
	Total	382,516	–	–	–	382,516				

a. Market value per share on date of grant 10 April 2007 was 518.5p
b. Market value per share on date of grant 2 April 2007 was 492p. These conditional awards lapsed on 31 October 2007
c. Taylor Wimpey shares after roll over as part of the Merger and application of the Merger ratio of 1.3914 Taylor Wimpey shares for each George Wimpey share entitlement
d. Or date of appointment
e. Market-value per George Wimpey ordinary share on date of award 26 May 2004 was 371.25p
f. Market-value per George Wimpey ordinary share on date of award 25 May 2005 was 414.25p
g. Market-value per George Wimpey ordinary share on date of award 23 May 2006 was 456.5p
h. Market-value per George Wimpey ordinary share on date of award 2 April 2007 was 575.9p
i. Market-value per George Wimpey ordinary share on date of award 21 Sept 2006 was 481.75p
j Market-value per share on date of exercise 4 April 2007 was 502p
k Market-value per share on date of vesting 11 May 2007 was 486p

There have been no variations to the terms and conditions or performance criteria for outstanding share options during the financial year.

The performance criteria relating to the Deferred Bonus Plan appear earlier in this Directors' Remuneration Report. These plans replaced the Executive Bonus Plan and Exe Share Option Plan, which were subject to EPS–related performance conditions.

Awards vesting under the Executive Bonus Plan in 2007 achieved the EPS-related performance conditions and were consequently able to be exercised in full. Awards vesti under the Performance Share Plan in 2007 were scaled back to 77 per cent of the original award.

Awards made pursuant to the George Wimpey LTIP are conditional and do not vest in whole or part unless predetermined performance conditions are satisfied over a three year The performance conditions are explained in detail on page 49. The number of awards made to each participant is calculated with reference to a formula based on a maximum o salary as at 1 January in each year and the average closing share price for each dealing day within a 90 day period ending on the day before the award is made. For 2004, 2005, and 2007, the relevant share prices were 403.4 pence, 437.1 pence, 544.1 pence and 575.9 pence. The TSR Performance in respect of those shares conditionally awarded und 2005 George Wimpey LTIP was not met. No vesting has taken place and the award has now lapsed. These shares are however indexed in the final column above for Pete Redfe he market price of the ordinary shares at 31 December 2007 was 203.25 pence and the range during the year was 182 pence to 518.5 pence.

irectors' interests in shares of the Company

irectors' interests in 25 pence ordinary shares held (fully paid):

	at 1.1.07 25p ordinary shares†	at 31.12.07 25p ordinary shares	Executive Directors' share interests at 31 December 2007 expressed as a percentage of basic salary
lorman Askew	9,974	15,674	
ete Redfern	57,526†	92,705	27%
eter Johnson	94,407*	322,443*	149%
an Sutcliffe	0†	5,341	3%
like Davies	5,000	15,000	
renda Dean	8,348†	8,348	
ndrew Dougal	5,000	5,000	
atherine Innes Ker	1,000	1,000	
nthony Reading	14,107†	20,000	
avid Williams	8,269†	8,269	

or date of appointment and after applying the Merger ratio of 1.3914 Taylor Wimpey shares for each George Wimpey share.

Includes 1,250 ordinary shares held by Halifax Corporate Trustees Limited under the Taylor Wimpey 2004 Share Purchase Plan.

irectors' pension entitlements

eorge Wimpey Staff Pension Scheme

ete Redfern is a member of the George Wimpey Staff Pension Scheme. The following table sets out the transfer value of his accrued benefits under the Scheme calculated in a anner consistent with 'Retirement Benefit Schemes – Transfer Values (GN11)' published by the Institute of Actuaries and the Faculty of Actuaries.

	Accrued pension as at 31 December 2006 £	Increase in accrued pension from 31 December 2006 to 31 December 2007 £	Accrued pension as at 31 December 2007 [1] £	Transfer value gross of Directors' contributions at 31 December 2007 [2] £	Transfer value gross of Directors' contributions at 31 December 2006 [2] £	Increase in transfer value from 31 December 2006 to 31 December 2007 less Directors' contributions [3] £	Increase in accrued pension from 31 December 2006 to 31 December 2007 less inflation £	Transfer value of accrued pension increase less director's contribution[4] £
	14,480	3,067	17,547	162,100	127,300	23,690	2,502	9,578

otes

. Pension accrual shown is the amount which would be paid annually on retirement based on service to 31 December 2007.

. Transfer values have been calculated in accordance with version 9.2 of the actuarial guidance note GN11.

. The increase in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and Directors, such as stock market movements.

. The transfer value of accrued pension increase less Director's contribution represents the incremental value to the Director of his service during the period, calculated on the assumption service terminated at the year end. It is based on the increase in accrued pension (less inflation) after deducting the Director's contribution

'eter Johnson is a member of a money purchase scheme, to which contributions were paid by the Company as follows:

	2007 £	2006 £
'eter Johnson	146,395	98,833

lon-Group Pension Arrangements

an Sutcliffe has non-Group pension arrangements, to which contributions were paid by the Company as follows:

	2007 £	2006 £
an Sutcliffe	104,265	–

pproval

his Remuneration Report was approved by the Board of Directors on 5 March 2008 and signed on its behalf by the Remuneration Committee Chairman:



nthony Reading
March 2008

Consolidated Income Statement

for the year to 31 December 2007

Continuing Operations	Note	Before exceptional items 2007 £m	Exceptional items* 2007 £m	Total 2007 £m	
Revenue	3	**4,714.3**	**-**	**4,714.3**	3,57
Cost of sales		**(3,975.9)**	(289.7)	**(4,265.6)**	(2,93
Gross profit		**738.4**	**(289.7)**	**448.7**	63
Net operating expenses	5	**(289.5)**	**(90.0)**	**(379.5)**	(19
Share of results of joint ventures	14	**23.4**	**-**	**23.4**	2
Profit on ordinary activities before finance costs and amortisation of brands		**476.0**	**(349.7)**	**126.3**	46
Amortisation of brands		**(3.7)**	**(30.0)**	**(33.7)**	
Profit on ordinary activities before finance costs		**472.3**	**(379.7)**	**92.6**	46
Interest receivable		**9.7**	**-**	**9.7**	
Finance costs	7	**(121.8)**	**-**	**(121.8)**	(7
(Loss)/profit on ordinary activities before taxation		**360.2**	**(379.7)**	**(19.5)**	40
Taxation	8	**(107.0)**	**(70.2)**	**(177.2)**	(11
(Loss)/profit for the year		**253.2**	**(449.9)**	**(196.7)**	29
Attributable to:					
Equity holders of the parent	33			**(197.9)**	28
Minority interest				**1.2**	
				(196.7)	29
Proposed/paid dividends per ordinary share					
Interim	9			5.5p	
Final	9			10.25p	9
(Loss)/earnings per ordinary share – basic	10			(24.2p)	5
(Loss)/earnings per ordinary share – diluted	10			(24.2p)	5

*The current period items relate to restructuring costs, brand impairments and land and work in progress write-downs (note 5). There were no exceptional items in 2006.

onsolidated Statement of Recognised Income and Expense

r the year to 31 December 2007

	2007 £m	2006 £m
xchange differences on translation of foreign operations	**21.7**	(49.0)
ctuarial gains/(losses) on defined benefit pension schemes	**91.3**	(1.6)
urplus on revaluation	**–**	1.0
ax on items taken directly to equity	**(28.5)**	0.5
et income/(expense) recognised directly in equity	**84.5**	(49.1)
oss)/profit for the year	**(196.7)**	290.6
otal recognised (expense)/income for the year	**(112.2)**	241.5
ttributable to:		
quity holders of the parent	**(113.4)**	240.4
inority interests	**1.2**	1.1
	(112.2)	241.5

Consolidated Balance Sheet

at 31 December 2007

	Note	2007 £m
Non-current assets		
Goodwill	11	**699.8**
Other intangible assets	12	**120.5**
Property, plant and equipment	13	**39.0**
Interests in joint ventures	14	**59.9**
Trade and other receivables	18	**76.4**
Deferred tax assets	15	**117.7**
		1,113.3
Current assets		
Inventories	16	**6,017.8**
Trade and other receivables	18	**391.3**
Tax receivables		**16.8**
Cash and cash equivalents	18	**130.0**
		6,555.9
Total assets		**7,669.2**
Current liabilities		
Trade and other payables	21	**(1,540.3)**
Tax payables		**(154.4)**
Debenture loans	20	**(1.4)**
Bank loans and overdrafts	19	**(12.2)**
Provisions	24	**(48.2)**
		(1,756.5)
Net current assets		**4,799.4**
Non-current liabilities		
Trade and other payables	21	**(388.4)**
Debenture loans	20	**(823.3)**
Bank loans	19	**(708.5)**
Retirement benefit obligation	23	**(219.1)**
Deferred tax liabilities	15	**(29.8)**
Provisions	24	**(38.4)**
		(2,207.5)
Total liabilities		**(3,964.0)**
Net assets		**3,705.2**
Equity		
Share capital	25	**289.6**
Share premium account	26	**758.1**
Merger relief reserve	27	**1,934.2**
Revaluation reserve	28	**0.5**
Own shares	29	**(282.0)**
Share-based payment tax reserve	30	**5.6**
Capital redemption reserve	31	**31.5**
Other reserve		**4.8**
Translation reserve	32	**3.7**
Retained earnings	33	**957.1**
Equity attributable to equity holders of the parent		**3,703.1**
Minority interests		**2.1**
Total equity		**3,705.2**

The financial statements were approved by the Board of Directors and authorised for issue on 5 March 2008. They were signed on its behalf by:

N B M Askew
Director

P T Johnson
Director

onsolidated Cash Flow Statement
r the year to 31 December 2007

	Note	2007 £m	2006 £m
et cash (used in)/from operating activities	36	**(163.3)**	57.0
vesting activities			
terest received		**2.3**	9.1
ividends received from joint ventures		**24.4**	22.6
mounts invested in software development		**(0.4)**	–
roceeds on disposal of property, plant and investments		**17.3**	48.0
urchases of property, plant and investments		**(13.6)**	(6.7)
mounts invested in joint ventures		**(3.1)**	(9.2)
mounts repaid by joint ventures		**10.6**	5.3
cquisition of George Wimpey Plc	35	**28.1**	–
et cash inflow on acquisition of remaining 50% of North Central Management Limited		**2.9**	–
et cash from investing activities		**68.5**	69.1
inancing activities			
ividends paid		**(117.3)**	(79.7)
ividends paid by subsidiaries to minority shareholders		**(1.1)**	(0.1)
roceeds on issue of ordinary share capital		**-**	3.3
roceeds from sale of own shares		**4.7**	15.9
urchase of own shares		**(251.6)**	(12.4)
ew bank loans raised		**2,083.8**	608.7
ew debenture loans raised		**256.2**	–
epayment of debenture loans		**(52.1)**	(4.3)
epayment of bank loans		**(1,944.6)**	(600.9)
crease/(decrease) in bank overdrafts		**0.5**	(2.7)
et cash used in financing activities		**(21.5)**	(72.2)
et (decrease)/increase in cash and cash equivalents		**(116.3)**	53.9
ash and cash equivalents at beginning of year		**236.5**	197.3
ffect of foreign exchange rate changes		**9.8**	(14.7)
ash and cash equivalents at end of year		**130.0**	236.5

1. Significant accounting policies

Basis of accounting

The consolidated financial statements have been prepared in accordance with applicable International Accounting Standards (IAS), International Financial Reporting Standards (IFRS) as adopted for use in the European Union, IFRIC interpretations and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The Group has applied all accounting standards and interpretations issued by the International Accounting Standards Board and International Financial Reporting Interpretations Committee relevant to its operations and effective for accounting periods beginning on 1 January 2007.

The consolidated financial statements have been prepared on the historical cost basis, except where stated below. The principal accounting policies adopted, which have been applied consistently unless otherwise stated, are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and entities controlled by the company (its subsidiaries) made up to 31 December each year. Control is achieved where the company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to the income statement in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Joint ventures
Undertakings are deemed to be a joint venture when the Group has joint control via either voting rights or a formal agreement which includes that unanimous consent is required for strategic, financial and operating decisions. Joint ventures are consolidated under the equity accounting method. On transfer of land and/or work in progress to joint ventures the Group recognises only its share of any profits or losses, namely that proportion sold outside the Group.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill which is recognised as an asset is reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

For the purpose of impairment testing, goodwill is allocated to cash-generating units. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or jointly-controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRSs has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Segmental reporting

The Group is divided into five operating divisions for management reporting and control:

- Housing United Kingdom
- Housing North America
- Housing Spain and Gibraltar
- Construction
- Corporate

The Corporate component has been added in 2007 to reflect better the way the Group is managed following the acquisition of George Wimpey Plc. Corporate cos of £19.6m (including exceptional restructuring costs) have been separately identifi in 2007 (2006: £13.2m).

These divisions make up the primary segmental analysis in the financial statement A secondary segmental analysis is provided by geographical split.

Revenue

Revenue comprises the fair value of the consideration received or receivable, net value added tax, rebates and discounts and after eliminating sales within the Grou

Revenue and profit are recognised as follows:

(a) Private housing development properties and land sales
Revenue is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the purchaser. Revenue in respect of the sale of residential properties is recognised at the fair value of the considerat received or receivable on legal completion.

(b) Cash incentives
Cash incentives are considered to be a discount from the purchase price offered to the acquirer and are therefore accounted for as a reduction to revenue.

(c) Contracting work
Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date. This is normally measured by surveys of work performed to date. Variations in contract work, claims and incentive payments are included to the extent that it is probable that they will result in revenue and they a capable of being reliably measured.

Where the outcome of a construction contract cannot be estimated reliably, contr revenue is recognised to the extent of contract costs incurred that it is probable w be recoverable. Contract costs are recognised as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Exceptional items

Exceptional items are defined as items of income or expenditure which, in the opinion of the Directors, are material and unusual in nature and of such significan that they require separate disclosure on the face of the income statement in accordance with IAS1 Presentation of financial statements.

Foreign currencies

The individual statements of each Group company are presented in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sh date, monetary assets and liabilities that are denominated in foreign currencies ot than the functional currency are retranslated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are included in net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at an appropriate average rate for the year. Exchange differences arising are classified as reserves and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity a treated as assets and liabilities of the foreign entity and translated at the closing rate. The Group has elected to treat goodwill and fair value adjustments arising on acquisitions before the date of transition to IFRS as assets and liabilities denominated in the functional currency of the company in which they arise.

1. Significant accounting policies continued

The Group enters into forward contracts in order to hedge its exposure to certain foreign exchange transaction risks relating to the functional currency in accordance with Group policy. It also uses foreign currency borrowings and currency swaps to hedge its net investment exposure to certain overseas subsidiaries (see below for details of the Group's accounting policies in respect of such derivative financial instruments).

Operating leases

The Group as lessee

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable (and costs paid and payable) as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

The Group as lessor

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

Other intangible assets

Brands

Internally generated brands are not capitalised. Brands that have been acquired are capitalised as intangible assets. Acquired brand values are calculated based on the Group's valuation methodology, which is based on valuations of discounted cash flows. The George Wimpey brand is considered to have a finite life and is therefore amortised over its estimated useful life of 15 years on a straight line basis.

Software development costs

Costs that are directly associated with the production of identifiable and unique software controlled by the Group, and that generate economic benefits beyond one year, are recognised as intangible assets. Computer software development costs recognised as assets are amortised on a straight-line basis over three to five years from the time of implementation

Property, plant and equipment

Land and buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the balance sheet at their revalued amounts, being the fair value at the date of revaluation, determined from market-based evidence by appraisal undertaken by professional valuers, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on the revaluation of such land and buildings is credited to the properties revaluation reserve, except to the extent that it reverses a revaluation decrease for the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in carrying amount arising on the revaluation of such land and buildings is charged as an expense to the extent that it exceeds the balance, if any, held in the properties revaluation reserve relating to a previous revaluation of that asset.

On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus remaining in the properties revaluation reserve is transferred directly to retained earnings.

Plant and equipment is stated at cost less depreciation.

Depreciation is charged so as to write off the cost or valuation of assets over their estimated useful lives. Depreciation is charged, where material, on buildings over the expected useful life of the asset. Other assets are depreciated using the straight-line method, on the following bases:

Plant, fixtures and equipment 20 - 25 per cent; and

Computer equipment 33 per cent.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in profit or loss.

Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables and other receivables

Trade receivables on normal terms excluding derivative financial instruments do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated unrecoverable amounts. Trade receivables on extended terms, particularly in respect of land, are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate. Derivative financial instruments are measured at fair value.

Financial liabilities and equity instruments

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the company are recorded at the proceeds received, net of direct issue costs.

Borrowings

Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables on normal terms are not interest bearing and are stated at their nominal value. Trade payables on extended terms, particularly in respect of land, are recorded at their fair value at the date of acquisition of the asset to which they relate. The discount to nominal value is amortised over the period of the credit term and charged to finance costs. Derivative financial instruments are measured at fair value.

Derivative financial instruments and hedge accounting

The Group uses forward exchange contracts to hedge transactions denominated in foreign currencies. The Group also uses foreign currency borrowings and currency swaps to hedge its net investment exposure to movements in exchange rates on translation of certain individual financial statements denominated in foreign currencies other than sterling which is the functional currency of the parent company. Interest rate derivatives are used to manage interest rate risk in respect of

1. Significant accounting policies continued

borrowings. The Group does not use derivative financial instruments for speculative purposes.

The use of financial derivatives is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of financial derivatives.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of net investments in foreign operations are recognised directly in reserves and the ineffective portion, if any, is recognised immediately in the income statement.

For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from re-measuring the derivative, or for non-derivatives the foreign currency component of its carrying amount, are also recognised in profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in reserves is retained in reserves until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in reserves is transferred to the income statement for the period.

Customer deposits

Customer deposits are recorded as a liability within 'other payables' on receipt and released to the income statement as revenue upon legal completion.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.

Inventories

Inventories are initially stated at cost or at the fair value at acquisition date when acquired as part of a business combination and then held at the lower of this initial amount and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Land is recognised in inventory when the significant risks and rewards of ownership have been transferred to the Group.

Non refundable land option payments are initially recognised in inventory. They are reviewed regularly and written off to the income statement when it is not probable that they will be exercised.

Tender costs for construction
Significant tender costs are treated as recoverable once the Directors consider that it is probable that the contract will be won. This is presumed to be when preferred bidder status is awarded.

Taxation

The tax charge represents the sum of the tax currently payable and deferred tax.

Current tax
The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or fro the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profi

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Grou is able to control the reversal of the temporary difference and it is probable that th temporary difference will not reverse in the forseeable future.

Deferred taxation is measured on a non-discounted basis using the tax rates and laws that have then been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

The carrying amount of deferred tax assets is reviewed at each balance sheet dat and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liabili is settled or the asset is realised. Deferred tax is charged or credited in the incom statement, except when it relates to items charged or credited directly to reserves in which case the deferred tax is also dealt with in reserves.

Share-based payments

The Group has applied the requirements of IFRS 2 Share-based payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants equity instruments after 7 November 2002 that were unvested as of 1 January 20

The Group issues equity-settled and cash-settled share-based payments to certa employees.

Equity-settled share-based payments are measured at fair value at the date of gra The fair value is expensed on a straight line basis over the vesting period, based o the Group's estimate of shares that will eventually vest after adjusting for the effec of non-market vesting conditions.

A liability equal to the portion of the goods or services received is recognised at th current fair value determined at each balance sheet date for cash-settled, share-based payments.

Employee benefits

The Group accounts for pensions and similar benefits under IAS 19 Employee benef In respect of defined benefit plans, obligations are measured at discounted present value whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the income statement; service costs are spread systematically over the lives of employees and financing costs are recognise the periods in which they arise. Actuarial gains and losses are recognised immediate in the statement of recognised income and expense.

Payments to defined contribution schemes are charged as an expense as they fall d

Key sources of estimation uncertainty and critical accounting judgments

Site valuations and work in progress
Internal site valuations are carried out at regular intervals throughout the year. The valuations will include an estimation of the costs to complete and remaining revenues, in order to determine the profit that the Group is able to recognise on the proportion of completions in the period, for each development. In addition, the carrying value of land and work in progress can involve considerable judgmen around future margins from sites in assessing whether any impairment provisions need to be recognised.

Impairment of goodwill
The determination of whether goodwill is impaired requires an estimation of the va in use of the cash-generating units to which goodwill has been allocated. The valu in use calculation requires an estimate of the future cash flows expected to arise from the cash generating unit, the future growth rate of revenue and costs and a suitable discount rate. The carrying amount of goodwill at the balance sheet date was £699.8m (2006: £363.1m).

Contracting work
Profits in respect of contracts will be recognised by reference to the stage of completion when an estimate of a profitable outcome can be measured reliably. Determining the outcome of a contract will require a survey. This includes an estimate of the value of costs to complete and in certain instances estimates of the contract price as well as any variations in the contract work.

1. Significant accounting policies continued

Pensions

The value of plan assets and liabilities is determined based on various actuarial assumptions. Note 23 details the main assumptions made for the accounting of the Group's defined benefit pension schemes.

Tax

Aspects of tax accounting require management judgment and interpretation of tax legislation across many jurisdictions.

Deferred tax

In determining the carrying amounts of deferred tax assets management is required to assess the timing of the utilisation of provisions for tax purposes and the extent to which sufficient taxable profit will be available to enable the asset to be recovered.

Acquisition accounting

On acquisition, the assets, liabilities and contingent liabilities are measured at their fair values on the date of acquisition. On the merger with George Wimpey Plc, particular judgment was required around the valuation of inventory and brands (see note 35).

Adoption of new and revised standards and interpretations

Standards, amendments and interpretations effective in 2007

IFRS 7, Financial instruments: Disclosures, and the complementary amendment to IAS 1, 'Presentation of financial statements – Capital disclosures', introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Group's financial statements, or the disclosures relating to taxation and trade and other payables.

IFRIC 8, Scope of IFRS 2, requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of IFRS 2. This standard does not have any impact on the Group's financial statements.

IFRIC 10, Interim financial reporting and impairment, prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group's financial statements.

Standards, amendments and interpretations effective in 2007 but not relevant

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2007 but they are not relevant to the Group's operations:

IFRS 4, Insurance contracts;

IFRIC 7, Applying the restatement approach under IAS 29, financial reporting in hyper-inflationary economies; and

IFRIC 9, Re-assessment of embedded derivatives.

Standards and interpretations in issue but not yet effective

Standards, amendments and interpretation to existing standards that are not yet effective and have not been early adopted by the Group

IAS 23 (Amendment) Borrowing costs (effective from 1 January 2009). The amendment to the standard is still subject to endorsement by the European Union. It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing borrowing costs is removed. The Group will apply the amendment from the annual period commencing 1 January 2009 and its impact is currently being assessed.

IFRS 8 Operating segments (effective from 1 January 2009). IFRS 8 amends the current segmental reporting requirements of IAS 14 and requires 'management approach' to be adopted so that segment information is presented on the same basis as that used for internal reporting purposes. This standard will apply from the annual period commencing 1 January 2009 and is expected to impact the Group by requiring additional disclosures in the financial statements.

IFRIC11, IFRS 2 – Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007). IFRIC 11 provides guidance on whether share-based transactions involving treasury shares or Group entities should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand alone accounts of the parent and Group companies. This interpretation does not have an impact on the Group's financial statements.

IFRIC 14, IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction (effective from 1 January 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Group will apply IFRIC 14 from 1 January 2008, but it is not expected to have any impact on the Group's accounts.

Interpretations to existing standards that are not yet effective and not relevant for the Group's operations:

IFRIC 12 Service concession arrangements; and

IFRIC 13 Customer loyalty programmes.

2. General information

Taylor Wimpey plc is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is given on page 113. The nature of the Group's operations and its principal activities are set out in note 4 and in the Chief Executive's Review on pages 14 to 21.

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policy set out on page 60.

3. Revenue

An analysis of the Group's revenue is as follows:

	2007 £m	
Housing	3,947.5	2,71
Construction	609.3	55
Land sales	157.5	30
Consolidated revenue	4,714.3	3,57
Interest receivable	9.7	
	4,724.0	3,58

Housing revenue includes £180.9m (2006: £171.0m) in respect of the value of properties accepted in part exchange by the Group.

4. Business and geographical segments

Business segments

For management purposes, the Group is currently organised into five operating divisions – Housing United Kingdom, Housing North America, Housing Spain and Gibralta Construction and Corporate. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

2007	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Construction £m	Corporate £m	Consolid
Revenue:						
External sales	3,053.8	986.8	64.4	609.3	–	4,71
Inter-segment sales	–	–	–	34.5	–	3
Eliminations	–	–	–	(34.5)	–	(3
Total revenue	3,053.8	986.8	64.4	609.3	–	4,71
Result:						
Operating profit/(loss) before joint ventures, brand amortisation and exceptional items	409.1	53.3	2.2	3.4	(15.4)	45
Share of results of joint ventures	9.1	14.2	–	0.1	–	2
Profit/(loss) on ordinary activities before finance costs, exceptional items and amortisation of brands	418.2	67.5	2.2	3.5	(15.4)	47
Brand amortisation	(3.7)	–	–	–	–	(
Exceptional items	(47.9)	(321.3)	(6.3)	–	(4.2)	(37
Profit/(loss) on ordinary activities before finance costs	366.6	(253.8)	(4.1)	3.5	(19.6)	9
Finance costs (net)						(11
Taxation						(17
Loss for the year						(19

Inter-segment Construction and Housing revenue relates to contracts conducted on an arm's-length basis.

4. Business and geographical segments continued

2007	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Construction £m	Corporate £m	Consolidated £m
Asset and liabilities:						
Segment assets	5,350.1	976.7	182.1	96.6	39.5	6,645.0
Joint ventures	39.6	20.0	0.2	0.1	–	59.9
Segment liabilities	(1,548.7)	(316.4)	(66.7)	(232.0)	(70.6)	(2,234.4)
Net operating assets/(liabilities)*	3,841.0	680.3	115.6	(135.3)	(31.1)	4,470.5
Goodwill						699.8
Current taxation (net)						(137.6)
Deferred taxation (net)						87.9
Net debt						(1,415.4)
Net assets						3,705.2

* The Group is unable to allocate the defined benefit pension scheme assets and liabilities of the Taylor Woodrow Group Pension and Life Assurance Fund on an actuarial basis by entity. However, for the purposes of the segmental analysis above the Group has allocated the deficit on the basis of members in the plan. This allocation is performed solely for the purposes of providing a more meaningful segmental analysis and is not an appropriate apportionment in accordance with IAS 19 Retirement benefits. The assets and liabilities of the George Wimpey Staff Pension Scheme have been allocated in their entirety to UK Housing.

2007	Housing United Kingdom £m	Housing North America £m	Housing Spain and Gibraltar £m	Construction £m	Corporate £m	Consolidated £m
Other information:						
Property, plant and equipment additions	6.2	5.8	0.3	1.3	–	13.6
Amortisation of intangibles*	15.7	20.0	–	–	–	35.7
Depreciation – plant and equipment	3.3	3.6	0.1	1.3	–	8.3
Other non-cash expenses:						
Provisions provided	48.7	28.7	0.6	–	–	78.0

* The amortisation of intangibles includes impairment losses of £10.0m on the Laing Homes brand (Housing United Kingdom) and £20.0m on the Morrison Homes brand (Housing North America) following their current retirements.

4. Business and geographical segments continued

2006	Housing United Kingdom* £m	Housing North America* £m	Housing Spain and Gibraltar* £m	Construction* £m	Corporate* £m	Consolic
Revenue:						
External sales	1,759.2	1,170.2	92.1	550.6	–	3,57
Inter-segment sales	4.1	–	–	60.8	–	6
Eliminations	(4.1)	–	–	(60.8)	–	(6
Total revenue	1,759.2	1,170.2	92.1	550.6	–	3,57

* Restated see note 1.

2006	Housing United Kingdom* £m	Housing North America* £m	Housing Spain and Gibraltar* £m	Construction* £m	Corporate* £m	Consolic
Result:						
Operating profit/(loss) before joint ventures	215.4	209.1	26.8	9.6	(13.2)	44
Share of results of joint ventures	8.6	13.5	–	–	–	2
Profit/(loss) on ordinary activities before finance costs	224.0	222.6	26.8	9.6	(13.2)	46
Finance costs, net						(6
Taxation						(1
Profit for the year						29

* Restated see note 1.

2006	Housing United Kingdom* £m	Housing North America* £m	Housing Spain and Gibraltar* £m	Construction* £m	Corporate* £m	Consolic
Assets and liabilities:						
Segment assets	2,160.0	865.0	173.7	106.1	18.1	3,32
Joint ventures	33.5	19.4	–	3.3	–	5
Segment liabilities	(609.5)	(318.9)	(82.2)	(249.1)	(25.9)	(1,28
Net operating assets/(liabilities)†	1,584.0	565.5	91.5	(139.7)	(7.8)	2,09
Goodwill						36
Current taxation (net)						(5
Deferred taxation (net)						9
Net debt						(39
Net assets						2,10

* Restated see note 1.

† The Group is unable to allocate the defined benefit pension scheme assets and liabilities of the Taylor Woodrow Group Pension and Life Assurance Fund on an actuarial basis by entity. Howeve purposes of the segmental analysis above, the Group has allocated the deficit on the basis of members in the plan. This allocation is performed solely for the purposes of providing a more mea segmental analysis and is not an appropriate apportionment in accordance with IAS 19 Retirement benefits.

2006	Housing United Kingdom* £m	Housing North America* £m	Housing Spain and Gibraltar* £m	Construction* £m	Corporate* £m	Consolic
Other information:						
Property, plant and equipment additions	2.5	1.7	0.3	2.2	–	
Depreciation – plant and equipment	1.1	1.1	0.1	5.4	–	
Other non-cash expenses:						
Provisions provided	11.2	10.2	0.3	–	–	2

* Restated see note 1.

4. Business and geographical segments continued

Geographical segments

The Group's operations are located primarily in the United Kingdom and North America. The Group's Housing divisions are already segmented geographically above. The Construction division is primarily located in the United Kingdom.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Sales revenue by geographical market	
	2007 £m	2006 £m
United Kingdom	**3,614.7**	2,243.6
North America	**986.8**	1,170.1
Rest of the world	**112.8**	158.4
	4,714.3	3,572.1

The following is an analysis of the carrying amount of segment assets, and additions to property and plant, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property and plant	
	2007 £m	2006 £m	2007 £m	2006 £m
United Kingdom	**6,205.9**	2,854.9	**6.9**	2.6
North America	**1,231.8**	1,012.3	**5.8**	1.7
Rest of the world	**231.5**	226.6	**0.9**	2.4
	7,669.2	4,093.8	**13.6**	6.7

5. Net operating expenses and profit on ordinary activities before finance costs

Net operating expenses:	2007 £m	2
Administration expenses	302.4	20
Net other income	(12.9)	(
Exceptional items	90.0	
	379.5	19

Net other income includes profits on the sale of property, plant & equipment and broker fees from mortgage origination services.

Exceptional items:	
Restructuring costs	60.0
Brand impairments	30.0
Land and work in progress write-downs	289.7
Exceptional items	379.7

The exceptional charge in respect of restructuring costs arose following the merger with George Wimpey Plc on 3 July 2007. It consists of costs relating to the reorganisation and restructuring of and US Housing businesses, including redundancy costs.

Profit on ordinary activities before financing costs has been arrived at after charging/(crediting):	2007 £m	2
Cost of inventories recognised as expense in cost of sales	4,148.0	2,90
Specific write-downs of inventories	289.7	3
Reversal of specific write-downs of inventories	–	(
Depreciation – plant and equipment	8.3	
Amortisation – intangibles*	35.7	
Minimum lease payments under operating leases recognised in income for the year	6.1	1

*The amortisation of intangibles includes impairment losses of £10.0m on the Laing Homes brand and £20.0m on the Morrison Homes brand following their current retirements.

The remuneration paid to Deloitte & Touche LLP, the Group's principal auditors, is as follows:	2007 £m	2
Fees payable to the company's auditors for the audit of the company's annual accounts and consolidated financial statements	0.3	
The audit of the company's subsidiaries pursuant to legislation	0.7	
Total audit fees	1.0	
Other services pursuant to legislation	0.1	
Tax services	0.3	
Corporate finance services	0.7	
Other services	0.1	
Total non-audit fees	1.2	
Total fees	2.2	

Corporate finance services include reporting accountants' work performed in connection with the merger.

6. Staff costs

	2007 Number	2006 Number
Average number employed		
Housing United Kingdom including Corporate	**4,744**	2,658
Housing North America	**1,173**	1,108
Housing Spain and Gibraltar	**171**	157
Construction	**3,639**	4,235
	9,727	8,158
United Kingdom	**6,175**	4,079
Overseas	**3,552**	4,079
	9,727	8,158

	£m	£m
Remuneration		
Wages and salaries	**314.2**	245.6
Redundancy costs	**15.4**	–
Social security costs	**34.0**	23.3
Other pension costs	**16.3**	15.2
	379.9	284.1

Key management comprises the Board and other employees who serve on the Executive Committee. The Executive Committee advises the Chief Executive on issues pertaining to the business and the implementation of Board policy.

The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained on pages 46 to 55 in the Directors' Remuneration Report.

7. Finance costs

	2007 £m	2006 £m
Interest on bank overdrafts and loans	**45.9**	22.9
Interest on debenture loans	**47.4**	41.2
Movement on interest rate derivatives	**5.4**	–
	98.7	64.1
Amortisation of discount on land creditors	**19.3**	6.5
Notional interest on pension liability (note 23)	**3.8**	2.7
	121.8	73.3

8. Tax

		2007 £m	2
Current tax:			
UK corporation tax:	Current year	**88.9**	5
	Prior years	**(9.8)**	(
Relief for foreign tax		**(5.0)**	(
Foreign tax:	Current year	**18.0**	8
	Prior years	**16.9**	(
		109.0	11
Deferred tax:			
UK:	Current year	**(9.1)**	(
	Prior years	**6.3**	(
Foreign:	Current year	**80.9**	(
	Prior years	**(9.9)**	1
		68.2	
		177.2	11

Corporation tax is calculated at 30 per cent (2006: 30 per cent) of the estimated assessable profit for the year in the UK.
Taxation outside the UK is calculated at the rates prevailing in the respective jurisdictions.
Deferred tax recognised in the Group statement of recognised income and expense is due to actuarial gains on post-retirement liabilities at the prevailing rate in the relevar jurisdiction. This includes the effect of the change in the UK rate of corporation tax from 30 per cent to 28 per cent from 1 April 2008.

The charge for the year can be reconciled to the profit per the income statement as follows:	2007 £m	2
(Loss)/profit before tax	**(19.5)**	40
Tax at the UK corporation tax rate of 30% (2006: 30%)	**(5.9)**	12
Under/(over) provision in respect of prior years	**3.5**	(
Tax effect of share of results of joint ventures	**(2.6)**	(
Tax effect of expenses that are not deductible in determining taxable profit	**14.0**	
Non taxable income	**(18.9)**	(2
Effect of higher rates of tax of subsidiaries operating in other jurisdictions	**(14.5)**	1
Losses not recognised	**12.1**	
Net reduction in US tax assets recognised	**189.4**	
Other	**0.1**	
Tax charge for the year	**177.2**	11

The tax charge for the year includes an amount in respect of exceptional items of £70.2m. This is made up of a credit of £14.9m in respect of UK tax and a net charge of £85.1m in respect of US tax.
The charge in the US reflects a write-off of US deferred tax assets held by the Group which are not seen as capable of usage in the forseeable future primarily due to the significant weakening of the US market in the second half of 2007.

9. Dividends

	2007 £m	2
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2006 of 9.75p (2005: 8.9p) per share	**56.6**	5
Interim dividend for the year ended 31 December 2007 of 5.5p (2006: 5.0p) per share	**60.7**	2
	117.3	7
Proposed final dividend for the year ended 31 December 2007 of 10.25p (2006: 9.75p) per share	**107.7**	5

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

10. Earnings per share

From continuing operations

	2007	2006
Basic	**(24.2p)**	50.5p
Diluted	**(24.2p)**	50.1p
Adjusted basic	**30.8p**	50.5p
Adjusted diluted	**30.7p**	50.1p

Adjusted basic and adjusted diluted earnings per share, which exclude the impact of exceptional items and the associated net tax charges, are shown to provide clarity on the underlying performance of the Group.

The calculation of the basic and diluted earnings per share is based on the following data:

Earnings:	2007 £m	2006 £m
Earnings for basic earnings per share and diluted earnings per share	**(197.9)**	289.5
Add exceptional items (note 5)	**379.7**	–
Add tax effect of exceptional items	**70.2**	–
Earnings for adjusted basic and adjusted diluted earnings per share	**252.0**	289.5

Weighted average number of shares:	2007 m	2006 m
For basic earnings per share	**818.5**	572.9
Weighted average of dilutive options	**2.5**	5.0
Weighted average of dilutive awards under bonus plans	**–**	0.5
For diluted earnings per share	**821.0**	578.4

11. Goodwill

	£m
Cost and carrying amount	
At 1 January 2006	363.9
Changes in exchange rates	(0.8)
At 31 December 2006	363.1
Changes in exchange rates	(0.1)
Acquired on acquisition of George Wimpey Plc	336.8
At 31 December 2007	**699.8**

The Group tests goodwill annually for impairment or more frequently if there are indicators that goodwill might be impaired.

Goodwill of £694.3m (2006: £357.5m) is allocated to the UK Housing business. Goodwill of £5.5m (2006: £5.6m) is allocated to the US Housing business. The recoverable amount in respect of UK Housing has been determined on the basis of the business' value in use. The value in use is the present value of the future cash flows expected to be derived from the cash-generating unit over the next 20 years. Key assumptions used in the calculation are:

i) Gross margins are based upon past experience and latest forecasts which incorporate expectations of future changes in the market.
ii) Growth rate applied for the period beyond three years is 0 per cent.
iii) A pre-tax discount rate of 12 per cent based on the Group's weighted average cost of capital.

As a result of this review no impairment was recorded.

12. Other intangible assets

	Brands £m	Software development costs £m	
Cost			
At 1 January 2006 and 31 December 2006	–	–	
Acquired on acquisition of George Wimpey Plc	140.0	15.8	15
Additions	–	0.4	
Changes in exchange rates	0.2	–	
At 31 December 2007	**140.2**	**16.2**	**15**
Amortisation			
At 1 January 2006 and 31 December 2006	–	–	
Impairment loss for the period (note 5)	(30.0)	–	(3
Charge for the period	(3.7)	(2.0)	(
Changes in exchange rates	(0.2)	–	(
At 31 December 2007	**(33.9)**	**(2.0)**	**(3**
Carrying amount			
31 December 2007	**106.3**	**14.2**	**12**
31 December 2006	–	–	

13. Property, plant and equipment

	Freehold land and buildings £m	Plant and equipment £m	
Cost or valuation			
At 1 January 2006	7.2	59.6	6
Additions	–	6.7	
Disposals	–	(2.0)	(
Net surplus on revaluation	2.4	–	
Changes in exchange rates	–	(0.7)	(
At 31 December 2006	9.6	63.6	7
Acquired on acquisition of George Wimpey Plc	1.2	15.2	1
Additions	–	13.6	1
Disposals	(1.5)	(13.3)	(1
Changes in exchange rates	–	0.3	
At 31 December 2007	**9.3**	**79.4**	**8**
Comprising:			
Properties valued			
Cost	8.8	–	
Net surplus	0.5	–	
Valuation in 2006	9.3	–	
Plant and equipment – cost	–	79.4	7
	9.3	79.4	8
Accumulated depreciation			
At 1 January 2006	–	42.4	4
Disposals	–	(2.0)	(
Charge for the year	–	7.7	
Changes in exchange rates	–	(0.4)	(
At 31 December 2006	–	47.7	4
Disposals	–	(6.5)	(
Charge for the year	–	8.3	
Changes in exchange rates	–	0.2	
At 31 December 2007	**–**	**49.7**	**4**

13. Property, plant and equipment continued

Carrying amount	Freehold land and buildings £m	Plant and equipment £m	Total £m
At 31 December 2007	**9.3**	**29.7**	**39.0**
At 31 December 2006	9.6	15.9	25.5

The fixed asset properties of the Group were valued as at 31 December 2006 by Knight Frank LLP, independent valuers not connected with the Group, on a fair value basis in accordance with RICS valuation methodology, and that valuation was £9.6m. The prior year income statement was credited with £1.4m of the £2.4m net surplus on revaluation in line with prior years' deficit treatment.

The revaluation surplus arises in a subsidiary and cannot be distributed to the parent due to legal restrictions in the United Kingdom.

14. Interests in joint ventures

	2007 £m	2006 £m
Aggregated amounts relating to share of joint ventures		
Non-current assets	–	30.0
Current assets	**101.6**	80.7
Total assets	**101.6**	110.7
Current liabilities	**(40.9)**	(46.5)
Non-current liabilities	**(27.6)**	(23.6)
Total liabilities	**(68.5)**	(70.1)
Carrying amount	**33.1**	40.6
Loans to joint ventures	**26.8**	15.6
Total interests in joint ventures	**59.9**	56.2
Share of post tax profits from joint ventures		
Revenue	**81.3**	106.9
Cost of sales	**(51.4)**	(76.3)
Gross profit	**29.9**	30.6
Net operating expenses	**(1.6)**	(1.0)
Profit on ordinary activities before finance costs	**28.3**	29.6
Finance costs	**(0.6)**	(3.9)
Profit on ordinary activities before tax	**27.7**	25.7
Taxation	**(4.3)**	(3.6)
Share of joint ventures' post tax results for the year	**23.4**	22.1

The Group has five (2006: four) principal joint ventures.

Particulars of principal joint ventures are as follows:

Country of incorporation	Name of joint venture equity accounted in the consolidated accounts (*interest held by subsidiary undertakings)	Taylor Wimpey plc interest in the issued ordinary share capital
Great Britain	Greenwich Millennium Village Limited*	50%
	GN Tower Limited*	50%
	Falcon Wharf Limited*	50%
	Academy Central Limited Liability Partnership*	62%
USA	Taylor Woodrow Communities/Steiner Ranch Limited*	50%

GN Tower Limited, Falcon Wharf Limited and Academy Central Limited Liability Partnership were acquired as part of the George Wimpey plc merger on the 3 July 2007. In the same transaction the Group acquired the remaining 50% shareholding of North Central Management Limited (NCM) which is now accounted for as a subsidiary. The book value of the assets and liabilities of NCM approximates the fair value as at the date of acquisition.

15. Deferred tax

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the current and prior reporting year.

	Capital allowances £m	Short-term timing differences £m	Brands £m	Inventory adjustments £m	Retirement benefit obligations £m	
At 1 January 2006	1.5	32.3	–	–	66.5	1
Credit / (charge) to income	1.6	(16.6)	–	8.9	1.6	
Credit / (charge) to equity	–	(1.4)	–	–	0.5	
Changes in exchange rates	–	(0.3)	–	–	–	
At 31 December 2006	3.1	14.0	–	8.9	68.6	
Acquired on acquisition of a subsidiary	0.7	12.8	(41.2)	85.6	34.5	
Credit / (charge) to income	0.4	(15.0)	11.4	(54.9)	(10.1)	(
Credit / (charge) to equity	–	(2.6)	–	–	(29.6)	(
Changes in exchange rates	–	0.8	–	0.5	–	
At 31 December 2007	**4.2**	**10.0**	**(29.8)**	**40.1**	**63.4**	

The recognition of deferred tax assets on short-term timing differences and inventory write-downs takes into account the reduced expected usage in the US in future yea which has been assessed in light of the weakening market conditions in the second half of 2007.

In addition the total asset has reduced by £3.9m due to the re-evaluation of share schemes yet to vest at the end of 2007. £2.6m of this has been recorded as a reductic the share-based payment tax reserve, (see note 30).

Deferred tax on the UK timing differences has been calculated at the rate of 28 per cent (2006: 30 per cent). The effect of the reduction in the UK corporation tax rate fro 30 per cent to 28 per cent from 1 April 2008 has resulted in a reduced net deferred tax asset at the end of 2007 of an amount of £2.5m. Of this £2.5m, £2.3m has been charged directly to the statement of recognised income and expense.

The net deferred tax balance is analysed into assets and liabilities as follows:

	2007 £m	
Deferred tax assets	**117.7**	
Deferred tax liabilities	**(29.8)**	
	87.9	

At the balance sheet date the Group has unused UK capital losses of £418.0m (2006: £187.2m), of which £296.8m (2006: £62.5m) are agreed available for offset agains future capital profits. No deferred tax asset has been recognised in respect of these losses because the directors do not consider that these capital losses will be utilised the foreseeable future. In addition some of the capital losses would be further restricted as to offset dependent on the source within the enlarged Group of any gains and previous losses.

The Group has not recognised potential deferred tax assets of £189.4m (2006: £nil) (primarily relating to inventory adjustments) in respect of the US and a further £9.7m £3.9m) (relating to tax losses) in other jurisdictions. These are not recognised principally due to the uncertainty of future profits against which to offset such potential dedu and losses.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

16. Inventories

	2007 £m	
Raw materials and consumables	**2.3**	
Finished goods and goods for resale	**106.4**	
Residential developments		
Land*	**3,879.4**	1,8
Development and construction costs	**2,019.6**	9
Commercial, industrial and mixed development properties	**10.1**	
	6,017.8	2,9

* Details of land creditors are in note 21.

The Directors consider all inventory to be current in nature. The operational cycle is such that the majority of inventory will not be realised within 12 months. It is not possi determine with accuracy when specific inventory will be realised, as this will be subject to a number of issues such as consumer demand and planning permission delays

Non-refundable land option payments of £59.6m (2006: £28.2m) are recorded within Residential developments: Land.

7. Construction contracts

	2007 £m	2006 £m
;ontracts in progress at the balance sheet date:		
mounts due from contract customers included in trade and other receivables	**57.3**	65.2
mounts due to contract customers included in trade and other payables	**(39.1)**	(26.1)
	18.2	39.1
;ontract costs incurred plus recognised profits less recognised losses to date.	**3,684.8**	3,571.4
ess: progress billings	**(3,666.6)**	(3,532.3)
	18.2	39.1

t 31 December 2007, retentions held by customers for contract work amounted to £11.1m (2006: £12.6m).

8. Other financial assets

rade and other receivables

	Current		Non-current	
	2007 £m	2006 £m	2007 £m	2006 £m
rade receivables	**257.1**	210.0	**41.9**	37.8
oint ventures	**9.0**	9.6	**–**	–
;urrency and interest rate derivatives	**–**	–	**19.9**	15.2
)ther receivables	**125.2**	75.3	**14.6**	3.0
	391.3	294.9	**76.4**	56.0

he average credit period taken on sales is 15 days (2006: 15 days). An allowance has been made for estimated irrecoverable amounts from trade receivables of £2.2m 2006: £3.7m). This allowance has been determined by reference to past default experience.

;ash and cash equivalents

	2007 £m	2006 £m
;ash and cash equivalents	**130.0**	236.5

;ash and cash equivalents comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these ssets approximates their fair value.

19. Bank loans and overdrafts

	2007 £m	2
Bank overdrafts repayable on demand	12.2	
Bank loans	708.5	1
	720.7	1
Amount due for settlement within 12 months	12.2	1
Amount due for settlement after 12 months	708.5	

	Bank overdraft £m	Bank l
Analysis of borrowings by currency:		
31 December 2007		
Sterling	0.7	29
Canadian dollars	8.0	
Ghanaian cedis	3.5	
US dollars	–	41
	12.2	70
31 December 2006		
Sterling	0.2	
Canadian dollars	–	
Ghanaian cedis	–	
US dollars	–	
	0.2	1

Bank borrowings are arranged at floating rates of interest, from 5.25 per cent to 18.0 per cent (2006: 1.95 per cent to 20.6 per cent).

Secured bank loans and overdrafts totalled £4.5m (2006: £14.5m). Secured bank loans and overdrafts are secured on certain fixed asset properties and land.

At 31 December 2007, the Group had available £1,192.9m (2006: £629.5m) of undrawn committed revolving credit facilities.

There were no defaults or breaches of loan terms during the current or preceding period.

20. Debenture loans

	2007 Book value £m	2007 Fair value £m	2006 Book value £m	2006 Fair value £m
Unsecured				
.59% US $81m notes 2008	–	–	41.3	41.8
Floating rate notes 2008	**1.4**	**1.4**	2.0	2.0
.00% US $35m notes 2009	**18.5**	**19.0**	–	–
.73% US $110m notes 2009	**55.2**	**56.5**	–	–
.53% US $75m notes 2011	**37.6**	**38.7**	38.2	38.2
6.625% £250m guaranteed bonds 2012*	**245.8**	**253.0**	243.6	257.0
.21% US $70m notes 2012	**35.4**	**36.5**	–	–
.80% £30m notes 2012	**30.0**	**30.6**	–	–
.72% US $28m notes 2013	**13.2**	**13.6**	–	–
.31% US $110m notes 2014	**55.4**	**57.1**	–	–
.03% US $175m notes 2014	**87.7**	**90.0**	89.0	89.2
.98% US $38m notes 2015	**17.7**	**18.0**	–	–
.72% US $30m notes 2017	**15.4**	**15.6**	–	–
.29% US $30m notes 2018	**13.9**	**13.9**	–	–
.375% £200m bonds 2019	**197.5**	**194.0**	197.3	199.0
Secured				
Other secured loans	–	–	1.7	1.8
	824.7	**837.9**	613.1	629.0

* The guarantee in respect of the 6.625% £250m guaranteed bonds due 2012 was released on the 16 January 2004.

	2007 £m	2006 £m
Repayable		
Total falling due in more than one year	**823.3**	610.6
Within one year or on demand	**1.4**	2.5

Interest rates and currencies of debenture loans:

	Floating rate £m	Fixed rate debt: Fixed rate £m	Fixed rate debt: Weighted average interest rate %	Fixed rate debt: Weighted average time until maturity years
31 December 2007				
Sterling	**1.4**	**473.3**	**6.53**	**7.2**
US dollars	**–**	**350.0**	**6.05**	**5.4**
	1.4	**823.3**	**6.33**	**6.4**
31 December 2006				
Sterling	2.0	440.9	6.7	8.6
US dollars	–	168.5	6.1	5.3
Canadian dollars	–	1.7	11.4	3.0
	2.0	611.1	6.5	7.7

Interest on debenture loans of £100.0m (2006: £100.0m) has been swapped from 6.625 per cent to floating rates based on US$ LIBOR applicable to periods of three months. The above table does not reflect the impact of these swaps.

Charges for secured loans have been given principally on certain development properties.

There were no defaults or breaches of loan terms during the current or preceding period.

21. Trade and other payables

	Current		Non-curren	
	2007 £m	2006 £m	2007 £m	
Trade payables	**920.6**	608.4	**376.6**	1
Joint ventures	**3.4**	2.8	**–**	
Currency and interest rate derivatives	**1.5**	9.1	**–**	
Other payables	**614.8**	305.7	**11.8**	
	1,540.3	926.0	**388.4**	1

Trade payable days were 43 days (2006: 32 days), based on the ratio of year-end trade payables (excluding sub-contract retentions and unagreed claims of £23.8m (2006: £13.2m) and land creditors) to amounts invoiced during the year by trade creditors.

Other payables include customer deposits for reserving plots of £90.1m (2006:£84.2m).

Land creditors (included within trade payables) are due as follows:	2007 £m	
Due within one year	**453.7**	2
Due in more than one year	**375.3**	1
	829.0	3

Land creditors are denominated as follows:	2007 £m	
Sterling	**711.0**	2
US dollars	**42.4**	
Canadian dollars	**38.4**	
Euros	**37.2**	
	829.0	3

Land creditors of £570.9m (2006: £350.4m) are secured against land acquired for development.

22. Financial instruments

Capital management

The Group operates within policies and procedures approved by the Board. The Group's capitalisation policy established last year sets overall parameters for the consolic capital structure designed to maintain a strong credit rating and an appropriate funding structure.

The Group seeks to match long term assets with long term funding and short term assets with short term funding. Equity, retained profits and long term fixed interest deb used primarily to finance intangible assets, fixed assets and land. Short term borrowings are required primarily to finance net current assets, other than landbank assets c than one year, and work in progress. Cash balances made available by our construction business are used to reduce our short term borrowing requirements.

Net debt as a percentage of equity was 38.2% (2006: 18.6%) however, the Group aims to maintain a strong credit rating by seeking to keep year end modified net gearin (defined as borrowings less cash or cash equivalents as a percentage of tangible net assets adjusted for deferred tax assets and retirement benefit obligations) between and 60% and interest cover greater than 5 times but less than 7 times. The forecast numbers are reviewed regularly. Modified net gearing on this basis was 46.9% (2006 21.1%). Interest cover (profit on ordinary activities before exceptional items and finance costs divided by finance costs less interest receivable) was 4.2 (2006: 7.3).

22. Financial instruments continued

Financial assets and financial liabilities

Categories of financial assets and financial liabilities are as follows:

Financial assets		2007 Carrying value £m	2006 Carrying value £m
Derivative financial instruments:			
Designated as effective hedging instruments	(a)	**17.7**	15.2
Held for trading	(a)	**2.2**	–
Loans and receivables:			
Cash and cash equivalents	(b)	**130.0**	236.5
Land receivables	(b)	**108.6**	121.2
Trade and other receivables	(b)	**192.3**	124.7
Joint ventures	(b)	**26.8**	15.6
		477.6	513.2

Land receivables and trade and other receivables are included in the balance sheet as trade and other receivables for current and non current amounts.

Current and non-current trade and other receivables, as disclosed, in note 18 include £146.9m (2006: £89.9m) of non financial assets.

Financial liabilities	Note	2007 Carrying value £m	2006 Carrying value £m
Held for trading:			
Derivative financial instruments	(a)	**1.5**	9.1
Amortised cost:			
Bank loans and overdrafts	(b)	**720.7**	14.7
Land creditors	(b)	**829.0**	373.0
Trade and other payables	(b)	**892.0**	560.3
Debentures	(c)	**824.7**	613.1
		3,267.9	1,570.2

Land creditors and trade and other payables are included in the balance sheet as trade and other payables for current and non current amounts.

Current and non current trade and other payables, as disclosed in note 21, include £206.2m (2006: £106.7m) of non financial liabilities.

(a) Derivative financial instruments are carried at fair value. The fair values are calculated using quoted market prices relevant for the term, currency and instrument.

(b) The Directors consider that the carrying amount recorded in the financial statements approximates their fair values.

(c) Details of fair values of debenture loans are provided in note 20.

The Group has the following types of derivatives:

	2007 Notional amount	2007 Weighted average fixed	2006 Notional amount	2006 Weighted average fixed
Designated as held for trading:				
Floating £ to fixed £ interest	**£235.0m**	**5.10%**	£35.0m	5.80%
Fixed US$ to floating US$ interest	**US$145.0m**	**5.16%**	–	–
Floating US$ to fixed US$ interest	**US$50.0m**	**5.63%**	–	–
Fixed US$ to fixed £ interest	–	–	US $(81.0)m	6.59%
			£49.5m	7.04%
Designated as hedging instruments:				
US$160.5m floating US$ to fixed £ interest	**£100.0m**	**6.63%**	£100.0m	6.63%

In addition, forward contracts have been entered into to hedge transaction risks and intra Group loans to buy or (sell) against £, US$55m, €(70.9m) and C$90.0m (2006: US$(2.2m), €(16.0m) and C$ nil). The fair values of the forward contracts are not material as they were entered into on or near the 31 December 2007 and mature not more than one month later.

22. Financial instruments continued

Profit before tax has been arrived at after charging/(crediting) the following gains and losses:	2007 £m
Changes in fair value of financial liabilities designated as effective hedged items	1.7
Change in fair value of derivatives designated as effective hedging instruments	(1.7)
Change in fair value of derivatives classified as held for trading	5.4
Net foreign exchange (gains)/losses on financial liabilities at amortised cost	-
	5.4

Market risk

The Group's activities expose it to the financial risks of changes in both foreign currency exchange rates and interest rates. The Group aims to manage the exposure to th risks by the use of fixed or floating rate borrowings, foreign currency borrowings and derivative financial instruments.

(a) Interest rate risk management
The Group is exposed to interest rate risk as the Group borrows funds at both fixed and floating interest rates. The exposure to these borrowings varies during the year d the seasonal nature of cash flows relating to housing sales and the less certain timing of land acquisitions. A combination of fixed rate borrowings and interest rate swaps used to manage the volatility risk such that at the year end, taking all interest rate derivatives into account, fixed rate borrowings are not more than 70% of total borrowing but not less than 50%.

In order to measure the risk, floating rate borrowings and the expected interest cost for the year is forecast on a monthly basis and compared to budget using manageme expectations of a reasonably possible change in interest rates. Interest expense volatility remained within acceptable limits throughout the year. Group policy does not allo the use of derivatives to speculate against changes to future interest rates and they are only used to manage exposure to volatility.

The Group's exposure to, and the way in which it manages interest rate risk, has not changed from the previous year.

Hedge accounting
Hedging activities are evaluated periodically to ensure that they are in line with policy.

The cross currency, fixed to floating interest rate swaps have been bifurcated for hedging purposes and designated as fair value hedges such that the Group receive inter at a fixed rate of 6.625% based on a nominal of £100m matching the underlying borrowing and pay US$ floating rates on a nominal of US$160.5m. During the period the hedge was 100% effective (2006: 100%) in hedging the fair value exposure to interest rate movements and as a result the carrying amount of the loan was increased by £1.7m (2006: reduced by £3.7m) which was included in the income statement offsetting the fair value movement of the bifurcated interest rate swap.

As a result of the merger in July 2007 the Group acquired a number of derivatives which, while providing an economic hedge to the volatility of interest rates, do not satisf the strict requirements for hedge accounting and are therefore designated as held for trading.

Interest rate sensitivity
The effect on both income and equity determined based on exposure to non derivative floating rate instruments at the balance sheet date for a 1% rise in interest rates is £(5.8)m (2006: £2.3m), before tax, a 1% fall in interest rates gives the same but opposite effect. For derivatives the fair values have been calculated based on market quot rates adjusted for the sensitivity as shown in the tables below.

Due to seasonal fluctuations the level of net borrowings at the financial year end are not representative of net borrowings during the year and therefore interest rate sensiti before tax for a reasonably possible 1% rise in floating rate instruments as shown below is based on a monthly average for the current period. The table assumes all othe variables remain constant and in accordance with IFRS 7 does not attempt, for example, to include the effects of any resultant change in exchange rates.

1% increase in interest rates	Income sensitivity 2007 £m	Equity sensitivity 2007 £m	Income sensitivity 2006 £m
Derivatives	5.3	1.8	1.6
Non derivatives (based on average for the year)	(4.6)	(4.6)	(1.8)
	0.7	(2.8)	(0.2)

1% decrease in interest rates	Income sensitivity 2007 £m	Equity sensitivity 2007 £m	Income sensitivity 2006 £m
Derivatives	(5.6)	(1.9)	(2.1)
Non derivatives (based on average for the year)	4.6	4.6	1.8
	(1.0)	2.7	(0.3)

(b) Foreign currency risk management
The Group's overseas activities expose it to the financial risks of changes in foreign currency exchange rates primarily to US dollars, Canadian dollars and the Euro.

The Group is not materially exposed to transaction risks as nearly all Group companies conduct their business in their respective functional currencies. Construction has c contracts in non functional currencies and aims to match its expenditure in the same currency to reduce risk and these risks are not material in relation to the Group. Grou policy requires that transaction risks are hedged to the functional currency of the subsidiary using foreign currency borrowings or derivatives where appropriate.

The Group is also exposed to the translation risk of accounting for both the income and the net investment held in functional currencies other than £. The net investment partially hedged using foreign currency borrowings and derivatives. Assets and liabilities denominated in non functional currencies are retranslated each month using the l

22. Financial instruments continued

exchange rates and resultant exchange gains or losses monitored each month. Income is also measured monthly using the latest exchange rates and compared to a budget held at historic exchange rates. Other than the natural hedge provided by foreign currency borrowings the translation risk of income is not hedged using derivatives. The policy is kept under periodic review.

The Group's exposure to, and the way in which it manages, exchange rate risk has not changed from the previous year.

Hedge accounting

The Group designates the bifurcated cross currency swaps such that the nominal amount of US$160.5m (2006: US$160.5m) is used to hedge part of the Group's net investment in US$ denominated assets and liabilities.

The Group has also designated the carrying value of US$982.5m (2006: US$250.0m) borrowings as a net investment hedge of part of the Group's investment in US$ denominated assets.

During the period the hedges were 100% effective (2006: 100%) and as a result the change in the carrying amount of the derivatives and the change in the carrying value of the borrowings offset the exchange movement on the Group's US dollar net investment and are therefore included in the translation reserve.

Foreign currency sensitivity

The Group is primarily exposed to US dollars, Canadian dollars and the Euro. The following table details how the Group's income and equity would increase (decrease) on a before tax basis, to a 10% increase in the respective currencies against £ and in accordance with IFRS 7 all other variables remaining constant. A 10% decrease in the value of £ would have an equal but opposite effect.

The 10% change represents a reasonably possible change in the specified foreign exchange rates in relation to £.

	Income sensitivity 2007 £m	**Equity sensitivity 2007 £m**	Income sensitivity 2006 £m	Equity sensitivity 2006 £m
US$	**(15.1)**	**(20.2)**	(0.1)	16.2
Canadian $	**0.2**	**(15.6)**	–	(13.5)
Euro	**0.2**	**0.2**	–	–
	(14.7)	**(35.6)**	(0.1)	2.7

The sensitivity analysis does not extend to the retranslation of the Group's US dollar net investments as had such changes been included they would have offset equity sensitivity in respect of the hedging instruments included above.

Credit risk

Credit risk is the risk of financial loss where counterparties are not able to meet their obligations.

Surplus cash, when not used to repay borrowings, is placed on deposit with banks in accordance with a policy that specifies the minimum acceptable credit rating and the maximum exposure to each counterparty. Credit risk on derivatives where the fair value is positive is closely monitored and remains within acceptable limits.

Land receivables arise from sales of surplus land on deferred terms. A policy is in place such that if the risk is not acceptable then the deferred payment must have adequate security either by the use of an appropriate guarantee or a charge over the land. The fair value of any land held as security is considered by management to be in excess of the carrying amount of the receivable to which it relates. No amounts outstanding are past due.

Trade and other receivables comprise mainly amounts receivable from various housing associations and other housebuilders. Management consider that the credit quality of the various debtors is good in respect of the amounts outstanding and therefore credit risk is considered to be low. No material amounts are past due and there is no significant concentration risk. A small allowance for credit losses against sundry debtors is held, however, the balance is not material in relation to the gross carrying value of this particular class of financial asset.

Loans made to joint ventures are in most cases part of the investment and carry equity like risk. Other loans to joint ventures are made on normal arms length terms which will include security where appropriate and are usually repayable from sales proceeds.

There has been no change in the Group's exposure to credit risk or how that risk is managed from the prior year. The merger with George Wimpey Plc did not create any new classes of financial asset with different risk profiles for the Group.

The carrying amount of financial assets, as detailed above, represents the Group's maximum exposure to credit risk at the reporting date assuming that any security held has no value.

Liquidity risk

Liquidity risk is the risk that the Group does not have sufficient financial resources available to meet its obligations as they fall due. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows, matching the expected cash flow timings of financial assets and liabilities and through the use of term borrowings, overdrafts and committed revolving credit facilities with a range of maturity dates to ensure continuity of funding. Future borrowing requirements are forecast on a monthly basis and funding headroom is maintained above forecast peak requirements to meet unforeseen events.

There have been no adverse changes in the Group's exposure to liquidity risk or how it is managed from the prior year.

In addition to term borrowings and on demand overdraft facilities the Group has access to committed revolving credit facilities. The total unused committed amount is £1,192.9m (2006: £629.5m) and management believe it is adequate to meet both forecast and unforseen requirements.

22. Financial instruments continued

Liquidity risk continued

The maturity profile of the anticipated future cash flows including interest where using the latest applicable relevant rate based on the earliest date on which the Group car
required to pay financial liabilities on an undiscounted basis is as follows:

Financial liabilities	Bank loans and overdraft £m	Land creditors £m	Other trade payables £m	Debenture loans £m	T
On demand	**12.3**	**–**		**–**	**1**
Within one year	**40.8**	**444.3**	**848.6**	**54.1**	**1,38**
More than one year and less than two years	**42.2**	**250.3**	**8.3**	**124.7**	**42**
More than two years and less than five years	**809.6**	**143.5**	**3.8**	**430.6**	**1,38**
In more than five years	**–**	**30.6**	**–**	**514.8**	**54**
31 December 2007	**904.9**	**868.7**	**860.7**	**1,124.2**	**3,75**

Financial liabilities	Bank loans and overdraft £m	Land creditors £m	Other trade payables £m	Debenture loans £m	
On demand	12.3	–	–	–	1
Within one year	0.8	252.0	541.2	39.9	83
More than one year and less than two years	0.1	86.9	0.4	81.2	16
More than two years and less than five years	1.8	42.1	0.2	80.2	12
In more than five years	–	5.8	0.4	651.5	65
31 December 2006	15.0	386.8	542.2	852.8	1,79

The following table represents the undiscounted cash flow profile of the Group's derivative financial instruments and has been calculated using implied interest rates and exchange rates derived from the respective yield curves. Interest rate swaps are settled net and foreign currency swaps and forward contracts are settled gross.

Derivatives	Net settled derivatives net amount £m	Gross settled derivatives receivable £m	Gross settled derivatives payable £m	
Within one year	**2.0**	**132.1**	**(130.8)**	
More than one year and less than two years	**0.1**	**6.6**	**(4.5)**	
More than two years and less than five years	**(1.4)**	**119.9**	**(96.4)**	**2**
In more than five years	**–**	**–**	**–**	
31 December 2007	**0.7**	**258.6**	**(231.7)**	**2**

Derivatives	Net settled derivatives £m	Gross settled derivatives receivable £m	Gross settled derivatives payable £m	
Within one year	(0.1)	14.6	(14.7)	
More than one year and less than two years	(0.1)	48.6	(56.2)	
More than two years and less than five years	(0.6)	19.9	(17.8)	
In more than five years	(0.3)	106.6	(84.6)	2
31 December 2006	(1.1)	189.7	(173.3)	1

23. Retirement benefit schemes

Retirement benefit obligation comprises gross pension liability of £216.4m (2006: £205.9m) and gross post-retirement health care liability of £2.7m (2006: £2.7m).

The Group operates Defined Benefit and Defined Contribution pension schemes. In the UK the Taylor Woodrow Group Pension and Life Assurance Fund (TWGP&LAF), the George Wimpey Staff Pension Scheme (GWSPS) and the Taylor Woodrow NHS Pension Scheme (TWNHSPS) are funded Defined Benefit schemes. The TWGP&LAF merged with the Bryant Group Pension Scheme (BGPS) on 24 June 2002 and with the Wilson Connolly Holdings Pension Scheme (WCHPS), the Wainhomes Ltd Pension Scheme (WHLPS) and the Prestoplan Pension Scheme (PPS) on 27 August 2004. These schemes are managed by Boards of trustees. With the exception of the TWNHSPS, the Defined Benefit schemes are closed to new entrants. The TWGP&LAF was closed to future pension accrual with effect from 30 November 2006. An alternative Defined Contribution arrangement, the Taylor Woodrow Personal Choice Plan, is offered to new employees and from 1 December 2006 to employees who previously accrued benefits in the TWGP&LAF. Legacy George Wimpey staff are members of a UK Stakeholder arrangement. Contributions of £11.2m (2006: £6.7m) were charged to income in respect of defined contributions schemes. The Group also operates a number of overseas pension schemes of the defined benefit and defined contribution type.

The pension scheme assets of TWGP&LAF, GWSPS and TWNHSPS are held in a separate trustee-administered fund to meet long term pension liabilities to past and present employees. The trustees of the schemes are required to act in the best interests of the schemes' beneficiaries. The appointment of trustees is determined by each scheme's trust documentation. The Group has a policy that at least one-third of all trustees should be nominated by members of the scheme, including at least one member by current pensioners.

The most recent formal actuarial valuation of the TWGP&LAF was carried out at 1 June 2004 and updated to 1 September 2004 to take account of subsequent mergers. The TWNHSPS commenced in December 2003 and the Actuary completed his initial valuation with an effective date of 31 December 2003. The most recent formal actuarial valuation of the GWSPS was carried out at 31 March 2005. The projected unit method was used in all valuations and assets were taken into account using market values.

The next formal valuations of the TWGP&LAF, TWNHSPS and GWSPS are taking place at 1 June 2007, 31 December 2006 and 31 March 2008 respectively. These will be undertaken in accordance with new legislation and have not yet been completed.

The statutory funding objective is that each scheme has sufficient and appropriate assets to pay its benefits as they fall due. The general principles adopted by the trustees will be that the assumptions used, taken as a whole, will be sufficiently prudent for pensions and benefits already in payment to continue to be paid, and to reflect the commitments which will arise from members' accrued pension rights.

As part of the discussions with the Trustees of the TWGP&LAF around the closure of the scheme to future accrual, the Group has agreed to increase deficit reduction payments to £20m p.a. for 10 years. These payments will be reviewed at each valuation. The first such payment was made on 19 December 2006.

Following the valuation of the GWSPS as at 31 March 2005, the ordinary contribution rate increased to 15.7% of pensionable salaries. The Group has agreed with the trustees it will aim to eliminate the deficit over the next 16 years by means of contributions of £15m per annum paid monthly.

The contribution rate to the TWNHSPS has been agreed as 18% of pensionable salaries.

The main financial assumptions, which were used for the triennial funding valuation and are all relative to the inflation assumption, are as set out below:

Assumptions	TWGP&LAF	TWNHSPS	GWSPS
RPI Inflation	2.5% p.a.	2.5% p.a.	2.75% p.a.
Discount rate – pre/post retirement	5.0/3.0% p.a.	3.0/3.0% p.a.	4.25/2.25% p.a.
General real pay inflation	N/A	1.0% p.a.	2.0% p.a.
Real pension Increases	0% p.a.	0% p.a.	0% p.a.

Valuation results	TWGP&LAF	TWNHSPS	GWSPS
Market value of assets	£563.3m	£0.05m	£591.0m
Past service liabilities	£627.9m	£0.09m	£739.0m
Scheme funding levels	90%	58%	80%

The valuations of the Group's pension schemes have been updated to 31 December 2007 and the position of overseas schemes has been included within the IAS 19 disclosures. The principal actuarial assumptions used in the calculation of the disclosure items are as follows:

	United Kingdom		North America	
	2007	2006	**2007**	2006
As at 31 December				
Discount rate for scheme liabilities	**5.80%**	5.10%	**5.30-5.80%**	5.0-5.7%
Expected return on scheme assets	**6.20-6.25%**	5.87%	**5.50-6.60%**	5.5-6.6%
General pay inflation	**4.60%**	2.75%	**2.60%**	3.5-4.0%
Deferred pension increases	**3.10%**	3.00%	**0%**	2.5-3.5%
Pension increases	**2.25-3.35%**	2.75%	**0-3.00%**	3.5-4.0%

The basis for the above assumptions are prescribed by IAS 19 and do not reflect the assumptions that may be used in future funding valuations of the Group's pension schemes.

23. Retirement benefit schemes continued

The current life expectancies (in years) underlying the value of the accrued liabilities for the main UK plans are:

Life expectancy at age 65	Male	Fer
Member currently age 65	19.4	2
Member currently age 45	20.3	2

The fair value of assets and present value of obligations of the Group's defined benefit pension schemes are set out below:

	Expected rate of return % p.a	United Kingdom £m	North America £m	Total plans £m	Percen of total assets
31 December 2007					
Assets:					
Equities	8.1%	488.0	8.3	496.3	3
Bonds/Gilts	5.8/4.6%	836.0	4.4	840.4	5
Other assets	5.5%	97.5	–	97.5	
		1,421.5	12.7	1,434.2	10
Present value of defined benefit obligations		1,638.7	11.9	1,650.6	
Surplus/(deficit) in schemes recognised as non-current liability		(217.2)	0.8	(216.4)	
31 December 2006					
Assets:					
Equities	8%	346.9	7.5	354.4	4
Bonds/Gilts	5.1%/4.5%	376.4	4.0	380.4	5
Other assets	5.12%	14.7	0.2	14.9	
		738.0	11.7	749.7	10
Present value of defined benefit obligations		(944.4)	(11.2)	(955.6)	
Surplus/(deficit) in schemes recognised as non-current liability		(206.4)	0.5	(205.9)	

To develop the expected long-term rate of return on assets assumption, the Group considered the current level of expected returns on investments (particularly governme bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each ass class was then weighted based on the asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

The expected return on scheme assets is based on market expectations at the beginning of the financial period for returns over the life of the related obligation. The expec yield on bond investments with fixed interest rates can be derived exactly from their market value. Some of these bond investments are issued by the UK Government. Th risk of default on these is very small. The trustees also hold bonds issued by public companies. There is a more significant risk of default on these which is assessed by various rating agencies.

The trustees also have a substantial holding of equity investments. The investment return related to these is variable, and they are generally considered 'riskier' investment It is generally accepted that the yield on equity investments will contain a premium 'the equity risk premium' to compensate investors for the additional risk of holding this type of investment. There is significant uncertainty about the likely size of this risk premium.

A summary of the target asset allocations of the major defined benefit schemes are shown below:

	TWGP&LAF	GW
UK Equities	15%	1
Non-UK Equities	30%	1
Index-Linked Gilts	15%	3
Fixed-Interest Gilts	10%	2
Other UK bonds	25%	2
Property	5%	

23. Retirement benefit schemes continued

	2007 £m	2006 £m
Amount (charged against)/credited to income:		
Current service cost	**(5.1)**	(10.3)
Curtailment gain	**–**	2.4
Settlement loss	**–**	(1.2)
Operating cost	**(5.1)**	(9.1)
Expected return on scheme assets	**66.1**	40.1
Interest cost on scheme liabilities	**(69.9)**	(42.8)
Finance charges	**(3.8)**	(2.7)
	(8.9)	(11.8)

Of the charge for the year, £1.0m (2006:£6.8m) has been included in cost of sales and £4.1m (2006: £3.5m) has been included in administrative expenses. The actual return on scheme assets was £53.4m (2006:£64.3m)

	2007 £m	2006 £m
Actuarial (losses)/gains in the statement of recognised income and expenses:		
Difference between actual and expected return on scheme assets	**(12.7)**	24.2
Experience gains arising on scheme liabilities	**26.7**	0.2
Changes in assumptions	**77.3**	(26.0)
Total gains/(loss) recognised in the statement of recognised income and expense	**91.3**	(1.6)

	2007 £m	2006 £m
Movement in present value of defined benefit obligations		
1 January	**955.6**	925.9
Changes in exchange rates	**0.4**	(1.6)
Service cost	**5.1**	10.3
Curtailment gain	**–**	(2.4)
Plan settlements	**–**	(5.9)
Benefits paid and expenses	**(58.6)**	(41.3)
Contributions	**1.2**	2.0
Interest cost	**69.9**	42.8
Acquisition of George Wimpey Plc	**781.0**	–
Actuarial (gains)/losses	**(104.0)**	25.8
31 December	**1,650.6**	955.6

	2007 £m	2006 £m
Movement in fair value of scheme assets		
1 January	**749.7**	706.1
Changes in exchange rates	**0.8**	(1.6)
Expected return on scheme assets and expenses	**63.6**	36.7
Contributions	**31.2**	29.3
Benefits paid	**(56.1)**	(37.9)
Plan settlements	**–**	(7.1)
Acquisition of George Wimpey Plc	**657.7**	–
Actuarial gains/(losses)	**(12.7)**	24.2
31 December	**1,434.2**	749.7

23. Retirement benefit schemes continued

	2007 £m	2006 £m	2005 £m	2004 £m	2
History of experience gains and losses:					
Fair value of scheme assets	**1,434.2**	749.7	706.1	627.0	58
Present value of defined benefit obligations	**(1,650.6)**	(955.6)	(925.9)	(769.5)	(76
Deficit in the scheme	**(216.4)**	(205.9)	(219.8)	(142.5)	(18
Difference between actual and expected return on scheme assets					
Amount	**(12.7)**	24.2	61.4	22.0	4
Percentage of scheme assets	**1%**	3%	9%	4%	
Experience adjustments on scheme liabilities					
Amount	**26.7**	0.2	(32.6)	(6.5)	(4
Percentage of scheme liabilities	**2%**	0%	4%	0.8%	5

The estimated amounts of contributions expected to be paid to the TWGP&LAF during 2008 is £20.0m, to the GWSPS is £19.9m and to the TWNHSPS is £0.3m.

The Group liability is the difference between the scheme liabilities and the scheme assets. Changes in the assumptions may occur at the same time as changes in the ma value of scheme assets. These may or may not offset the change in assumptions. For example, a fall in interest rates will increase the scheme liability, but may also trigger offsetting increase in the market value so there is no net effect on the company liability.

Assumption	Change in assumption	Impact on scheme liabilities £m
Discount rate	Increase by 0.1% p.a.	Decrease by 25.2
Rate of inflation	Increase by 0.1% p.a.	Increase by 23.3
Rate of pay inflation	Increase by 0.1% p.a.	Increase by 1.6
Rate of mortality	Members assumed to live 1 year longer	Increase by 45.7

The projected liabilities of the defined benefit scheme are apportioned between members' past and future service using the projected unit actuarial cost method. The defi benefit obligation makes allowance for future earnings growth. If all active members were assumed to leave the company and the allowance for future earnings growth wa replaced by an allowance for statutory revaluation, the liabilities would reduce by £22m.

An alternative measure of liability is the cost of buying out benefits at the balance sheet date with a suitable insurer. This amount represents the amount that would be req to settle the scheme liabilities at the balance sheet date rather than the Group continuing to fund the on-going liabilities of the scheme. The Group estimates the amount required to settle the schemes' liabilities at the balance sheet date is £1,177m in excess of the assets held by the schemes.

The gross post-retirement liability also includes £2.7m at 31 December 2007 (2006: £2.7m) in respect of continuing post-retirement health care insurance premiums for re long-service employees. The liability is based upon the actuarial assessment of the remaining cost by a qualified actuary on a net present value basis at 31 December 200 The cost is calculated assuming a discount rate of 5 per cent per annum and an increase in medical expenses of 10 per cent per annum. The premium cost to the Group respect of the retired long-service employees for 2007 was £0.2m (2006:£0.2m).

24. Provisions

	Housing maintenance £m	Restructuring £m	Other £m	
At 1 January 2006	30.8	–	–	3
Additional provision in the year	21.7	–	–	2
Utilisation of provision	(22.3)	–	–	(2
Changes in exchange rates	(2.3)	–	–	
At 31 December 2006	27.9	–	–	2
Acquired on acquisition of George Wimpey Plc	5.8	–	13.9	1
Additional provision in the year	23.5	52.8	1.7	7
Utilisation of provision	(18.7)	(19.2)	(1.2)	(3
Changes in exchange rates	–	–	0.1	
At 31 December 2007	**38.5**	**33.6**	**14.5**	**8**

Amount due for settlement within 12 months	4
Amount due for settlement after 12 months	3
31 December 2007	**8**

The housing maintenance provision arises principally from warranties and other liabilities on housing sold. Whilst such warranties extend to a period of ten years, payment these costs is likely to occur within a period of two years. The Group has a restructuring provision relating to the redundancies and relocation costs which arise as a result George Wimpey Plc merger. It is anticipated that the majority of this provision will be utilised in 2008. Other provisions consist of a remedial work provision and rental guar provision. The remedial work provision covers various obligations, including aftercare at Springfield Environmental Limited which has a legal responsibility of a long term na for the management of old, completed sites and provisions for losses on construction contracts for which responsibility was retained by George Wimpey Plc group follow asset swap with Tarmac Plc in 1996.

25. Share capital

	2007 £m	2006 £m
Authorised:		
2,000,000,000 (2006: 780,000,000) ordinary shares of 25p each	**500.0**	195.0

	Number of shares	£m
Issued and fully paid:		
1 January 2006	591,891,384	148.0
Options exercised	2,227,950	0.5
US Employee Stock Purchase Plan	30,573	–
Long service awards	189	–
31 December 2006	594,150,096	148.5
Acquisition of George Wimpey Plc	563,919,759	141.0
Options exercised	194,175	0.1
US Employee Stock Purchase Plan	30,678	–
31 December 2007	**1,158,294,708**	**289.6**

During the year, options were exercised on 4,347,240 (2006: 8,562,360) ordinary shares of which 194,175 (2006: 2,227,950) were new issues with the balance coming from Treasury/ESOT at varying prices from 125.2p to 278.8p and shares were issued for a total consideration of £4.2m (2006: £1.6m). Additionally nil (2006: 189) ordinary shares were issued and awarded to employees for twenty-five or forty years' long service. Under the Group's senior executives' share option scheme and executive share option plan, employees held options at 31 December 2007 to purchase 855,810 shares (2006:1,821,306) at prices between 153.0p and 252.8p per share exercisable up to 4 October 2013. Under the Group's savings related share option schemes, employees held options at 31 December 2007 to purchase 7,043,437 shares (2006: 5,135,009) at prices between 127.2p and 278.8p per share exercisable up to 31 May 2013. Under the Group's cash bonus deferral plan and executive bonus plan, employees held options at 31 December 2007 in respect of 716,604 shares (2006: 991,217) at nil p per share exercisable up to 1 April 2014. Under the Group's performance share plan employees held conditional awards at 31 December 2007 in respect of 4,512,837 shares (2006: 6,750,224) at nil p per share exercisable up to 30 June 2010. Under the Group's share purchase plan employees held conditional awards at 31 December 2007 in respect of 871,812 shares (2006: 687,045) at nil p per share. The former George Wimpey plans were acquired as part of the merger. The awards were adjusted by the merger ratio of 1.3914 shares for each George Wimpey share. Under the George Wimpey Sharesave Scheme, employees held options at 31 December 2007 to purchase 3,378,282 shares at prices between 164.2p and 277.0p per share exercisable up to 31 May 2012. Under the George Wimpey Executive Option Scheme, employees held awards at 31 December 2007 in respect of 4,182,473 shares at prices between 212.6p and 456.7p per share exercisable up to 2 April 2017. Under the George Wimpey Long Term Incentive plan, employees held awards at 31 December 2007 in respect of 3,990,182 shares at nil p per share exercisable up to 2 April 2017.

26. Share premium account

	£m
Balance at 1 January 2006	756.2
Amortisation of debt transferred from retained earnings	(0.7)
Premium on ordinary shares issued during the year less expenses of issues	3.3
Balance at 31 December 2006	758.8
Amortisation of debt transferred from retained earnings	(0.7)
Balance at 31 December 2007	**758.1**

27. Merger relief reserve

	£m
Balance at 1 January 2006 and 31 December 2006	–
Premium on ordinary shares issued on acquiring 100% equity in George Wimpey Plc	1,934.2
Balance at 31 December 2007	**1,934.2**

In accordance with Section 131 of the Companies Act 1985, the premium on ordinary shares issued on the merger with George Wimpey Plc was recorded as a merger relief reserve. The reserve is not distributable but can be used to:

- Make a bonus issue of fully paid shares;
- Transfer to the profit and loss account reserve an amount equal to the amount that has become realised by virtue of either:
  - The disposal of the related investment; or
  - An amount written off the related investment and charged against the profit and loss account.

28. Revaluation reserve

Balance at 1 January 2006	
Net surplus on revaluation	
Balance at 31 December 2006	
Transfer to retained earnings	
Balance at 31 December 2007	

The revaluation reserve is not a distributable reserve until realised.

29. Own shares

Balance at 1 January 2006	5
Acquired in the year	
Disposed of on exercise of options	(1
Balance at 31 December 2006	4
Acquired in the year	25
Disposed of on exercise of options	(1
Balance at 31 December 2007	**28**

The own shares reserve represents the cost of shares in Taylor Wimpey plc purchased in the market and held as treasury shares and held by the Taylor Wimpey plc Empl
Benefit Trust to satisfy options under the Group's share options schemes.

During the year Taylor Wimpey plc purchased 94.8m of its shares consistent with the announcement of the share buy back program in July 2007.

	2007 Number	Nu
These comprise ordinary shares of the company:		
Treasury shares	**102.7m**	12
Shares held in trust for bonus, option and performance award plans	**4.5m**	5
	107.2m	17

Employee Share Ownership Trusts ('ESOTs') are used to hold the company's shares ('shares') which are either acquired on the market or (during 2007) transferred out of the company's holding of shares in Treasury. These shares are used to meet the valid exercise and/or vesting of conditional awards (under the DBP and PSP) and options (under the Savings-Related, Executive Share Option, George Wimpey LTIP and Executive Bonus Plans) over shares, and the matching award of shares under the Share Purchase Plan.

During 2007, 4.3m shares were transferred out of the company's Treasury holding to the ESOTs for this purpose.

The ESOTs' entire holding of shares at 31 December 2007, aggregating 4.5m shares, was covered by outstanding options and conditional awards over shares at that da

30. Share-based payment tax reserve

Balance at 1 January 2006	
Increase for the year	
Balance at 31 December 2006	
Decrease for the year	
Balance at 31 December 2007	

As explained in the statement of accounting policies, an expense is recorded in the Group's income statement over the period from the grant date to the vesting date of s options granted to employees. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the company's share price at the balance sheet date) with the cumulative amount of the expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneratio expense at the statutory tax rate, the excess is recorded directly in equity, in this share-based payment tax reserve.

A decrease for the year has been recorded as a result of the revaluation of share schemes at the end of 2007. This has resulted in a smaller amount of tax relief obtained expected than previously considered. This decreases the amount of the deferred tax asset held in respect of share schemes yet to vest as indicated in note 15.

1. Capital redemption reserve

	£m
alance at 31 December 2007 and 31 December 2006	**31.5**

2. Translation reserve

	£m
alance at 1 January 2006	29.9
xchange differences on translation of overseas operations	(61.2)
crease in fair value of hedging derivatives	12.2
alance at 31 December 2006	(19.1)
xchange differences on translation of overseas operations, net of tax	22.0
crease in fair value of hedging derivatives	0.8
alance at 31 December 2007	**3.7**

anslation reserve consists of exchange differences arising on the translation of overseas operations. It also includes changes in fair values of hedging derivatives where such struments are designated and effective as hedges of investment in overseas operations.

3. Retained earnings

	£m
alance at 1 January 2006	1,006.8
ividends paid	(79.7)
ransfers to share premium account	0.7
hare-based payment credit	6.1
ash cost of satisfying share options	(8.0)
ctuarial losses net of deferred tax	(1.1)
let profit for the year	289.5
alance at 31 December 2006	1,214.3
ividends paid	(117.3)
ransfers to share premium account	0.7
hare-based payment credit	0.6
ash cost of satisfying share options	(8.9)
ctuarial gain net of deferred tax	61.7
ransfer from revaluation reserve	1.0
eplacement options granted on acquisition of George Wimpey Plc	2.9
let loss for the year	(197.9)
alance at 31 December 2007	**957.1**

4. Reconciliation of movements in consolidated equity

	2007 £m	2006 £m
otal recognised income for the year	**(112.2)**	241.5
ividends on equity shares	**(117.3)**	(79.7)
lew share capital subscribed	**2,075.3**	3.8
eplacement options granted on acquisition of George Wimpey Plc	**2.9**	–
isposal of own shares	**14.6**	15.0
urchase of own shares	**(251.6)**	(6.1)
Decrease)/Increase in share-based payment tax reserve	**(2.6)**	4.2
hare-based payment charge	**0.6**	6.1
ash cost of satisfying share options	**(8.9)**	(8.0)
ecrease in other reserve	**–**	(0.6)
ividends to minority shareholders	**(1.1)**	–
let increase in equity	**1,599.7**	176.2
pening equity	**2,105.5**	1,929.3
losing equity	**3,705.2**	2,105.5

35. Merger with George Wimpey Plc

On 3 July 2007, Taylor Woodrow plc and George Wimpey Plc merged their operations. Taylor Woodrow plc (subsequently renamed Taylor Wimpey plc) acquired 100% o share capital of George Wimpey Plc for a total consideration of £2,093.9m. George Wimpey Plc is the parent company of a group of companies involved in housebuildin the UK and USA. This transaction has been accounted for using the purchase method of accounting. The book values, fair value adjustments and provisional fair values a set out in the table below.

	Book value £m	Fair value adjustments £m	Provision
Goodwill	5.4	(5.4)	
Brand values	–	140.0	14
Other intangible assets	20.0	(4.2)	1
Property, plant and equipment	16.1	0.3	1
Joint ventures	28.7	–	2
Deferred tax (net)	70.3	22.1	9
Inventories	3,208.6	(188.1)	3,02
Trade and other receivables	120.8	–	12
Current tax (net)	(102.0)	–	(10
Derivative financial instruments (net)	6.9	–	
Cash and cash equivalents	43.9	–	4
Financial liabilities	(569.8)	1.1	(56
Trade and other payables	(917.1)	2.6	(91
Deficit on defined benefit pension schemes	(123.3)	–	(12
Provisions	(19.7)	–	(1
	1,788.8	(31.6)	1,75
Goodwill			33
			2,09
Satisfied by:–			
Issue of Taylor Woodrow plc shares			
– issued			2,07
– to be issued			
Directly attributable costs			1
			2,09
Net cash inflow arising on acquisition			
Cash and cash equivalents			4
Directly attributable costs			(1
			2

Taylor Woodrow plc issued 563,919,759 shares of 25p nominal value to shareholders of George Wimpey Plc. The fair value of the shares issued was £2,075.2m, which v determined using the opening mid-market price of Taylor Woodrow plc on 3 July 2007. In addition, at 3 July 2007, the company has a liability to issue shares with a fair va using the Monte Carlo method of £2.9m for the period up to 3 July to satisfy the remaining George Wimpey share option holders. The number of shares issuable under sl options is 12,463,543. The directly attributable costs relate chiefly to legal and banking costs.

The most significant fair value adjustments comprise:

- £140.0m related to the valuation of the George Wimpey, Laing Homes and Morrison Homes brands. The valuations were £110m, £10m and £20m respectively. See no
- A £188.1m reduction in inventories to reflect the fair value of land and work in progress. Of this amount, £154.2m relates to the US and £33.9m to the UK.
- The adjustment to deferred tax mainly relates to the brand values and adjustments to inventory referred to above.

The total provisional goodwill arising is £336.7m and reflects anticipated synergy benefits from the merger. This includes build cost efficiencies, rationalisation of operating divisions, greater operational flexibility from a larger landbank, elimination of duplication in head office functions, an expanded portfolio of strategic land and ben from merging the skills and experience of the Taylor Woodrow and George Wimpey workforce.

George Wimpey Plc contributed £1,647m of revenue and £65m (after charging restructuring costs of £15m and brand impairments of £30m) to the Group's profit before for the period between the date of acquisition and the balance sheet date.

It is not practicable to restate George Wimpey's results to 3 July because of the impact of fair value adjustments. However, if the acquisition of George Wimpey Plc had b completed on the first day of the financial year Group revenue for the period on a pro forma basis would have been £5,887.5m and Group profit on ordinary activities befo taxation and exceptional items on a pro forma basis, would have been £535.6m. The pro forma basis combines George Wimpey Plc's adjusted interim results and the ful results of Taylor Wimpey plc.

The operating review gives details of how the Taylor Woodrow and George Wimpey businesses have been combined together following the merger, including details of ce regional offices which have been closed.

6. Notes to the cash flow statement

	2007 £m	2006 £m
rofit on ordinary activities before finance costs	**92.6**	469.8
djustments for:		
Amortisation of brands	**33.7**	–
Amortisation of software development costs	**2.0**	–
Depreciation of plant and equipment	**8.3**	7.7
Share-based payment charge	**0.6**	6.1
Gain on disposal of property and plant	**(5.7)**	(9.1)
Share of joint ventures' operating profit	**(23.4)**	(22.1)
Increase in provisions	**38.6**	8.5
)perating cash flows before movements in working capital	**146.7**	460.9
Increase in inventories	**(26.3)**	(347.5)
Decrease/(increase) in receivables	**38.9**	(37.2)
(Decrease)/increase in payables	**(81.6)**	174.4
Pension contributions in excess of charge	**(30.0)**	(27.3)
;ash generated by operations	**47.7**	223.3
ncome taxes paid	**(127.3)**	(95.2)
nterest paid	**(83.7)**	(71.1)
let cash (used in)/from operating activities	**(163.3)**	57.0

;ash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid nvestments with an original maturity of three months or less.

	2007 £m	2006 £m
let debt		
;ash and cash equivalents	**130.0**	236.5
3ank overdrafts and bank loans	**(720.7)**	(14.7)
)ebenture loans	**(824.7)**	(613.1)
let debt	**(1,415.4)**	(391.3)

7. Contingent liabilities and capital commitments

;eneral

he company and certain subsidiary undertakings have, in the normal course of business, given guarantees and entered into counter-indemnities in respect of bonds relating o the Group's own contracts and given guarantees in respect of the Group's share of certain contractual obligations of joint ventures.

rovision is made for the Directors' best estimate of all known legal claims and all legal actions in progress. The Group takes legal advice as to the likelihood of success of laims and actions and no provision is made where the Directors consider, based on that advice, that the action is unlikely to succeed or a sufficiently reliable estimate of the otential obligation cannot be made.

he Group has no material capital commitments as at 31 December 2007 (2006: £nil).

38. Operating lease arrangements

The Group as lessee

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follow

	2007 £m
Within one year	**16.1**
In more than one year but not more than five years	**44.1**
After five years	**17.4**
	77.6

Operating lease payments principally represent rentals payable by the Group for certain office properties and vehicles.

The Group as lessor

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	2007 £m
Within one year	**1.5**
In more than one year but not more than five years	**5.0**
After five years	**3.7**
	10.2

Operating lease receipts represent rental income in respect of certain office and commercial properties.

39. Share-based payments

Equity-settled share option plan

Details of all equity-settled share-based payment arrangements in existence during the year are set out in the paragraphs on 'Executive share-based reward' in the Direc Remuneration Report on pages 46 and 55.

	2007		2006	
Schemes requiring consideration from participants:	**Options**	**Weighted average exercise price (in £)**	Options	Wei av exercise
Outstanding at beginning of period	**6,956,315**	**2.28**	15,279,832	
Granted during the period	**2,640,216**	**2.65**	1,409,702	
Lapsed during the period	**(421,974)**	**(2.94)**	(1,726,908)	(
Exercised during the period	**(2,142,532)**	**(2.00)**	(8,006,311)	(
Acquired with subsidiary	**8,427,977**	**2.93**	–	
Outstanding at the end of the period	**15,460,002**	**2.72**	6,956,315	
Exercisable at the end of the period	**3,222,426**	**2.04**	3,358,276	

The weighted average share price at the date of exercise for share options exercised during the period was £3.30 (2006: £3.74). The options outstanding at 31 Decemb 2007 had a range of exercise prices from £1.27 to £4.57 (2006: £1.25 to £2.79) and a weighted average remaining contractual life of 4.8 years (2006: 4.4 years).

	2007		2006	
Schemes not requiring consideration from participants:	**Options**	**Weighted average exercise price (in £)**	Options	Wei av exercise
Outstanding at beginning of period	**8,428,486**	**–**	7,364,498	
Granted during the period	**2,062,377**	**–**	2,652,653	
Lapsed during the period	**(2,230,286)**	**–**	(1,032,616)	
Exercised during the period	**(2,204,708)**	**–**	(556,049)	
Acquired with subsidiary	**4,035,566**	**–**	–	
Outstanding at the end of the period	**10,091,435**	**–**	8,428,486	
Exercisable at the end of the period	**88,538**	**–**	31,592	

The options outstanding at 31 December 2007 had a weighted average remaining contractual life of 4.2 years (2006: 1.7 years).

Schemes not requiring consideration from participants include the George Wimpey Long Term Incentive Plan and the Performance Share Plan.

For share options with non-market conditions granted during the current and preceding year the fair value of those options at grant date were determined using the Bino model. The inputs into that model were as follows:

9. Share-based payments continued

	2007	2006
Veighted average share price	**£2.81**	£3.74
Veighted average exercise price	**£2.65**	£1.02
xpected volatility	**30%**	27.0%-29.3%
xpected life	**3/5 years**	3/5 years
isk-free rate	**5.1%**	4.5%-4.8%
xpected dividend yield	**3.6%**	4.1%

he weighted average fair value of share options granted during the year is £0.69 (2006: £2.56).

xpected volatility was determined by calculating the historical volatility of the Group's share price over the expected term.

or share options with market conditions granted during the current year, the fair value of these options were determined using the Monte Carlo simulation model. The inputs nto that model were as follows:

	2007	2006
Veighted average share price	**£4.92**	£3.82
Veighted average exercise price	**£nil**	£nil
xpected volatility	**26%**	27%
xpected life	**3 years**	3 years
isk-free rate	**5.4%**	4.5%
xpected dividend yield	**3.6%**	4.1%

he weighted average fair value of share options granted during the year is £4.35 (2006: £1.01).

xpected volatility was determined by calculating the historical volatility of the Group's share price over the expected term. The expected life used in the model is based on istoric exercise patterns.

he Group recognised total expenses of £0.6m and £6.1m related to equity-settled share-based payment transactions in 2007 and 2006 respectively. Although there was a nodification to certain Performance Share Plan awards during the year following the merger with George Wimpey Plc, no incremental fair value charge has been recognised s an additional cost as a result of the modification. The company does not currently expect the performance vesting criteria to be met, causing the awards to lapse at the nd of the specified period.

0. Related party transactions

ransactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions etween the Group and its joint ventures are disclosed below. Transactions between the company and its subsidiaries and joint ventures are disclosed in the company's eparate financial statements.

rading transactions

uring the year, Group companies' purchases from joint ventures totalled £21.4m (2006: £30.7m). Purchases were based on open market values.

emuneration of key management personnel

etails of the remuneration of the directors and members of the Executive Committee, who are the key management personnel of the Group, are contained in the audited art of the Remuneration Report on pages 46 to 55 and form part of these financial statements.

We have audited the group financial statements of Taylor Wimpey plc for the year ended 31 December 2007 which comprise the Consolidated Income Statement, the Consolidated Statement of Recognised Income and Expense, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement and the related notes 1 to 40 and the reconciliation of changes in shareholders' equity. These group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of Taylor Wimpey plc for the year ended 31 December 2007.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view, whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the group financial statements. The information given in the Directors' Report includes that specific information presented in the Chief Executive's Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements and the part of the Directors' Remuneration Report to be audited are free from materia misstatement, whether caused by fraud or other irregularity or error. In forming ou opinion we also evaluated the overall adequacy of the presentation of information i the group financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2007 and of its loss for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the group financial statements.

Separate opinion in relation to IFRSs

As explained in the accounting policies note to the group financial statements, the group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.

In our opinion the group financial statements give a true and fair view, in accordan with IFRSs, of the state of the group's affairs as at 31 December 2007 and of its lo for the year then ended.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, UK
5 March 2008

Company Balance Sheet
at 31 December 2007

	Note	2007 £m	2006 £m
Fixed assets			
Investment in group undertakings	4	**2,629.1**	2,202.4
		2,629.1	2,202.4
Current assets			
Debtors	5	**2,344.4**	965.4
Cash at bank and in hand		**30.4**	72.0
		2,374.8	1,037.4
Creditors: amounts falling due within one year	6	**(678.7)**	(655.5)
Net current assets		**1,696.1**	381.9
Total assets less current liabilities		**4,325.2**	2,584.3
Creditors: amounts falling due after one year	7	**(1,275.7)**	(568.1)
Net assets		**3,049.5**	2,016.2
Capital and reserves			
Called-up share capital	10	**289.6**	148.5
Share premium account	11	**758.1**	758.8
Merger relief reserve	12	**934.2**	–
Capital redemption reserve	13	**31.5**	31.5
Translation reserve	14	**(50.5)**	(44.9)
Profit and loss account	15	**1,368.5**	1,167.1
Own shares	16	**(281.9)**	(44.8)
Shareholders' funds	19	**3,049.5**	2,016.2

The financial statements were approved by the Board of Directors and authorised for issue on 5 March 2008. They were signed on its behalf by:



N B M Askew
Director



P T Johnson
Director

1. Significant accounting policies

The following accounting policies have been used consistently, unless otherwise stated, in dealing with items which are considered material.

Basis of preparation

The financial statements have been prepared in accordance with applicable United Kingdom accounting standards under the historical cost convention. As permitted by the Companies Act 1985 the company has not presented its own profit and loss account.

Under Financial Reporting Standard 1, the company is exempt from the requirement to prepare a cash flow statement on the grounds that its consolidated financial statements, which include the company, are publicly available.

Note 23, on pages 83 to 86, and note 39, on pages 92 to 93, to the Taylor Wimpey plc consolidated financial statements form part of these financial statements.

The principal accounting policies adopted are set out below.

Group undertakings

Investments are included in the balance sheet at cost less any provision for permanent diminution in value.

Deferred taxation

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Overseas currencies

Transactions denominated in foreign currencies are recorded in sterling at actual rates as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account. Unrealised exchange differences on inter-company long-term loans foreign currency borrowings, to the extent that they hedge the company's investr in overseas investments, are taken to translation reserve.

Derivative financial instruments and hedge accounting

The company uses foreign currency borrowings and currency swaps to hedge its investment in overseas investments. Changes in the fair value of derivative financ instruments that are designated and effective as hedges of investment in oversea operations are recognised directly in reserves and the ineffective portion, if any, is recognised immediately in the profit and loss account. The hedged items are adju for changes in exchange rates, with gains or losses from re-measuring the carryin amount being recognised directly in reserves.

Share-based payments

The company has applied the requirements of FRS 20 Share-based payments. Ir accordance with the transitional provisions, FRS 20 has been applied to all grants equity instruments after 7 November 2002 that were unvested as of 1 January 20

The company issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair val at the date of grant. The fair value is expensed on a straight-line basis over the vesting period, based on the estimate of shares that will eventually vest. A liability equal to the portion of the goods or services received is recognised at the curren value determined at each balance sheet date for cash-settled share based paym

Employee benefits

In respect of the defined benefit plan, the scheme represents a multi employer defi benefit scheme whereby the company is unable to identify its share of the underlyin assets and liabilities. In accordance with FRS17 Retirement benefits the amounts charged to the profit and loss account is the contribution payable in the year.

Payments to defined contribution schemes are charged as an expense as they fall

Own shares

The cost of the company's investment in its own shares, which comprise shares held in treasury by the company and shares held by employee benefit trusts for the purpose of funding certain of the company's share option plans, is shown as a reduction in shareholders' funds.

2. Particulars of employees

	2007 No.	2
Directors	3	

The executive directors received all of their remuneration, as disclosed in the Remuneration Report on pages 46 to 55, from Taylor Wimpey Developments Limited and Ta Wimpey UK Limited. However, it is not practicable to allocate such costs between their services as executives of Taylor Wimpey Developments Limited and Taylor Wimpe Limited and their services as directors of Taylor Wimpey plc and other Group companies. The remuneration of the non-executive directors, which is wholly attributable to t company, is disclosed on page 53 of the Remuneration Report.

3. Auditors' remuneration

	2007 No.	2
External audit services	0.3	
Other assurance	0.1	
Other services:		
Tax services	0.3	
Corporate finance services	0.7	

4. Investments in Group undertakings

	Shares £m	Loans £m	Total £m
Cost			
31 December 2006	1,830.1	372.3	**2,202.4**
Changes in exchange rates	–	(5.6)	**(5.6)**
Additions	2,119.1	–	**2,119.1**
31 December 2007	**3,949.2**	**366.7**	**4,315.9**
Provision for impairment			
31 December 2006	–	–	**–**
Charge for the year	1,614.7	72.1	**1,686.8**
31 December 2007	**1,614.7**	**72.1**	**1,686.8**
Carrying amount			
31 December 2006	1,830.1	372.3	2,202.4
31 December 2007	**2,334.5**	**294.6**	**2,629.1**

All of the above investments are unlisted.

Particulars of principal subsidiary undertakings are listed on page 102, which forms part of these financial statements.

During the year the company acquired the entire share capital of George Wimpey Plc. Information in respect of this addition to Group investments is provided in note 35 on page 90 of the Taylor Wimpey plc consolidated financial statements.

5. Debtors

	2007 £m	2006 £m
Receivable within one year		
Due from Group undertakings	**2,305.0**	944.3
Other debtors	**8.2**	0.8
Prepayments and accrued income	**12.2**	1.9
Corporation tax debtor	**0.8**	–
Receivable after one year		
Deferred taxation	**0.5**	3.2
Currency and interest rate derivatives	**17.7**	15.2
	2,344.4	965.4

The movement in the deferred taxation asset is as follows:

	£m
31 December 2006	3.2
Charged to profit and loss account	(2.7)
31 December 2007	**0.5**

The deferred taxation asset relates to short-term timing differences.

6. Creditors: amounts falling due within one year

	2007 £m	2006 £m
Debenture loans	**1.4**	2.0
Due to Group undertakings	**636.2**	622.3
Other creditors	**0.5**	0.2
Accruals and deferred income	**38.2**	24.1
Currency derivative	**2.4**	–
Corporation tax creditor	**–**	6.9
	678.7	655.5

7. Creditors: amounts falling due after one year

	2007 £m	2
Debenture loans	568.6	56
Bank loans	707.1	
	1,275.7	56
Bank loans are repayable as follows:		
In more than two years but less than five years	707.1	
Total falling due in more than one year	707.1	

8. Debenture loans

	2007 £m	
Floating rate notes 2008 – unsecured	1.4	
6.625% £250m bonds 2012 – unsecured	245.8	24
5.53% US $75m notes 2011 – unsecured	37.6	3
6.03% US$ 175m notes 2014 – unsecured	87.7	8
6.375% £200m bonds 2019 – unsecured	197.5	19
	570.0	57
Repayable		
In more than five years	568.6	56
Total falling due in more than one year	568.6	56
Within one year or on demand	1.4	
	570.0	57

9. Retirement benefit obligations

The company participates in the George Wimpey Staff Pension Scheme. This is a Defined Benefit Muliti-employer Plan, the assets and liabilities of which are held independently from the Group. The company is unable to identify its share of the underlying assets and liabilities of the scheme and accordingly accounts for the plan as i was a defined contribution plan.

Information in respect of the scheme is provided in note 23, on pages 83 to 86, to the Taylor Wimpey plc consolidated financial statements. The fair value of assets as disclosed in those financial statements has been calculated in accordance with International Accounting Standard 19 Employee benefits, in accordance with Financial Reporting Standard No. 17 Retirement benefits (FRS 17) the total fair value of scheme assets would be £686.4m (2006: £749.7m). All other information provided in those financial statements meets the disclosure requirements set out in FRS 17.

Contributions in respect of the Defined Contribution Scheme for Directors can be found in the Remuneration Report on page 55. There were no outstanding contributions at the year end.

10. Share capital

	2007 £m	
Authorised:		
2,000,000,000 (2006: 780,000,000) ordinary shares of 25p each	500.0	19

	Number of shares	
Issued and fully paid:		
31 December 2006	594,150,096	14
Acquisition of George Wimpey Plc	563,919,759	14
Options exercised	194,175	
US Employee Stock Purchase Plan	30,678	
31 December 2007	1,158,294,708	28

During the year, options were exercised on 4,347,240 (2006: 8,562,360) ordinary shares of which 194,175 (2006: 2,227,950) were new issues with the balance coming from Treasury/ESOT at varying prices from 125.2p to 278.8p and shares were issued for a total consideration of £4.2m (2006: £1.6m). Additionally nil (2006: 189) ordinary shares we issued and awarded to employees for twenty-five or forty years' long service. Under the Group's senior executives' share option scheme and executive share option plan, employees held options at 31 December 2007 to purchase 855,810 shares (2006:1,821,306) at prices between 153.0p and 252.8p per share exercisable up to 8 October 20 Under the Group's savings related share option schemes, employees held options at 31 December 2007 to purchase 7,043,437 shares (2006: 5,135,009) at prices between 127.2p and 278.8p per share exercisable up to 31 May 2013. Under the Group's cash bonus deferral plan and executive bonus plan, employees held options at 31 December

10. Share capital continued

2007 in respect of 716,604 shares (2006: 991,217) at nil p per share exercisable up to 1 April 2014. Under the Group's performance share plan employees held conditional awards at 31 December 2007 in respect of 4,512,837 shares (2006: 6,750,224) at nil p per share exercisable up to 30 June 2010. Under the Group's share purchase plan employees held conditional awards at 31 December 2007 in respect of 871,812 shares (2006: 687,045) at nil p per share. The former George Wimpey plans were acquired as part of the merger. The awards were adjusted by the merger ratio of 1.3914 shares for each George Wimpey share. Under the George Wimpey Sharesave Scheme, employees held options at 31 December 2007 to purchase 3,378,282 shares at prices between 164.2p and 277.0p per share exercisable up to 31 May 2012. Under the George Wimpey Executive Option Scheme, employees held awards at 31 December 2007 in respect of 4,182,473 shares at prices between 212.6p and 456.7p per share exercisable up to 2 April 2017. Under the George Wimpey Long Term Incentive plan, employees held awards at 31 December 2007 in respect of 3,990,182 shares at nil p per share exercisable up to 2 April 2017.

11. Share premium

	£m
31 December 2006	758.8
Amortisation of debt transferred from retained earnings	(0.7)
Balance at 31 December 2007	**758.1**

12. Merger relief reserve

	£m
31 December 2006	–
Premium on ordinary shares issued on acquiring 100% equity in George Wimpey Plc	1,934.2
Transfer to profit and loss reserve	(1,000.0)
Balance at 31 December 2007	**934.2**

In accordance with section 131 of the Companies Act 1985, the premium on ordinary shares issued on the merger with George Wimpey Plc was recorded as a merger relief reserve.

The reserve is not distributable but can be used to:

- Make a bonus issue of fully paid shares;
- Transfer to the profit and loss account reserve an amount equal to the amount that has become realised by virtue of either;
  - The disposal of the related investment; or
  - An amount written off the related investment and charged to the profit and loss account.

During the year, £1,000.0m was transferred to the profit and loss account reserve. The amount being equal to the impairment charge in respect of the George Wimpey Plc investment.

13. Capital redemption reserve

	£m
31 December 2007 and 31 December 2006	**31.5**

14. Translation reserve

	£m
31 December 2006	(44.9)
Transfer from profit and loss reserve	(5.6)
31 December 2007	**(50.5)**

15. Profit and loss account

	£m
31 December 2006	1,167.1
Transfers to share premium account	0.7
Loss for the financial year	(687.1)
Dividends	(117.3)
Transfer to translation reserve	5.6
Transfer from merger relief reserve	1,000.0
Replacement share options on acquisition of subsidiary	2.9
Loss on disposal of own shares	(3.4)
31 December 2007	**1,368.5**

As permitted by section 230 of the Companies Act 1985, Taylor Wimpey plc has not presented its own profit and loss account. The loss of the company for the financial year was £687.1m (2006: profit of £686.7m).

Included in the company profit and loss account reserve is £290.2m (2006: £622.5m) of non-distributable reserves.

16. Own shares

	2007 £m	2
Own shares	(281.9)	(4

These comprise ordinary shares of the company:	Number	Nur
Treasury shares	102.7	1
Shares held in trust for bonus, options and performance award plans	4.5	

The market value of the shares at 31 December 2007 was £218.1m (2006: £73.6) and their nominal value was £26.8m (2006: £4.3m).
Dividends on these shares have been waived except for 0.01p per share in respect of the shares held in trust.

Employee Share Ownership Trusts ('ESOTs') are used to hold the company's shares ('shares') which are either acquired on the market or (during 2007) transferred out of the company's holding of shares in Treasury. These shares are used to meet the valid exercise and/or vesting of conditional awards (under the DBP and PSP) and options (unde Savings-Related, Executive Share Option, George Wimpey LTIP and Executive Bonus Plans) over shares, and the matching award of shares under the Share Purchase Plan

During 2007, 4.3m shares were transferred out of the company's Treasury holding to the ESOTs for this purpose.

The ESOTs' entire holding of shares at 31 December 2007, aggregating 4.5m shares, was covered by outstanding options and conditional awards over shares at that dat

17. Share-based payments

Details of share options granted by Group companies to employees, and that remain outstanding, over the company's shares are set out in note 39, on pages 92 to 93, to the Taylor Wimpey plc consolidated financial statements. The company did not recognise any expense related to equity-settled share-based payment transactions in th current or preceding year.

18. Contingent liabilities

The company has, in the normal course of business, given guarantees and entered into counter-indemnities in respect of bonds relating to the Group's own contracts.

Provision is made for the directors' best estimate of known legal claims and legal actions in progress. The Group takes legal advice as to the likelihood of success of claim and actions and no provision is made where the directors consider, based on that advice, that the action is unlikely to succeed or a sufficiently reliable estimate of the pote obligation cannot be made.

19. Reconciliation of movement in shareholders' funds

	2007 £m	2
Opening shareholders' funds	2,016.2	1,39
Dividends paid	(117.3)	(7
(Loss)/profit for the financial year	(687.1)	68
New share capital subscribed	2,075.3	
Disposal of own shares	14.5	1
Purchase of own shares	(251.6)	(
Replacement share options on acquisition of subsidiary	2.9	
Loss on disposal of own shares	(3.4)	
Closing shareholders' funds	3,049.5	2,01

20. Dividend

The proposed final dividend of 10.25p (2006: 9.75p) per share is subject to approval by shareholders at the Annual General Meeting and has not been included as a liabili these financial statements.

21. Company name

On 3 July 2007 following the completion of the merger of George Wimpey Plc and Taylor Woodrow plc the company changed its name to Taylor Wimpey plc.

We have audited the parent company financial statements of Taylor Wimpey plc for the year ended 31 December 2007 which comprise the Balance Sheet, the statement of accounting policies and the related notes 1 to 21. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the group financial statements of Taylor Wimpey plc for the year ended 31 December 2007 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Chief Executive's Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2007;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, UK
5 March 2008

Particulars of Principal Subsidiary Undertakings

Country of incorporation and principal operations	Taylor Wimpey plc interest is 100% in the issued ordinary share capital of these undertakings included in the consolidated accounts (*Interests held by subsidiary undertakings)
Housing	
United Kingdom	Taylor Wimpey Developments Limited* ** (formerly Taylor Woodrow Developments Limited)
	Taylor Woodrow Holdings Limited
	George Wimpey Limited* (formerly George Wimpey Plc)
	Taylor Wimpey UK Limited* (formerly George Wimpey UK Limited)
	Taylor Wimpey 2007 Limited
	Wimpey Overseas Holdings Limited*
Canada	Taylor Woodrow Holdings of Canada Limited
	Monarch Corporation* **
	Monarch Development Corporation*
Spain	Taylor Woodrow de Espana S.A.* †
	Taylor Woodrow Holdings (USA) Inc.*
USA	Taylor Woodrow Holdings/Arizona, Inc.*
	Taylor Woodrow Homes, Inc.* ††
	Taylor Woodrow Homes Florida, Inc.*
	Taylor Morrison, Inc*. (formerly Taylor Woodrow, Inc.)
	Monarch Holdings (USA), Inc.* ‡ ††
	Monarch Homes of Florida, Inc.* ††
	Taylor Morrison Services Inc.* (formerly Morrison Homes Inc.)
Construction	
United Kingdom	Taylor Woodrow Construction Limited

* Variable rate, cumulative, non-voting, irredeemable preference shares are additionally held.

** 9.5% non-cumulative, non-voting, redeemable preference shares and 9% non-cumulative, non-voting, redeemable preference shares are additionally held.

† 9% cumulative, redeemable preference shares are additionally held.

‡ Non-voting, redeemable preferred shares are additionally held.

†† Subsequently merged into other USA group undertakings in 2008.

Five Year Review

	IFRS 2007 £m	IFRS 2006 £m	IFRS 2005 £m	IFRS 2004 £m	UK GAAP 2003 £m
Income Statement					
Revenue	**4,714.3**	3,572.1	3,476.9	3,311.5	2,669.4
Profit on ordinary activities before exceptional items, finance costs and tax	**472.3**	469.8	475.0	487.7	364.2
Exceptional items	**(379.7)**	–	–	24.8	(20)
Net finance costs	**(112.1)**	(64.2)	(64.0)	(108.6)	(40.2)
(Loss)/profit for the financial year	**(19.5)**	405.6	411.0	403.9	304.0
Taxation	**(177.2)**	(115.0)	(124.5)	(123.0)	(101.5)
(Loss)/profit for the financial year	**(196.7)**	290.6	286.5	280.9	202.5
Balance sheet					
Goodwill	**699.8**	363.1	363.9	363.2	356.7
Other intangible assets	**120.5**	–	–	–	–
Investment properties	**–**	–	–	–	160.2
Other fixed assets	**39.0**	25.5	24.4	24.2	33.6
Interests in joint ventures	**59.9**	56.2	92.1	87.0	-
Non-current loans and receivables	**76.4**	56.0	37.2	26.5	-
Deferred tax asset	**117.7**	95.4	101.2	71.1	–
Net current assets (excluding cash and debt)	**4,683.0**	2,261.0	2,097.8	1,936.7	2,041.6
Non-current creditors (excluding debt) and provisions	**(675.7)**	(360.4)	(330.4)	(266.1)	(272.2)
Capital employed	**5,120.6**	2,496.8	2,386.2	2,242.6	2,319.9
Represented by:					
Called-up non-equity preference share capital	**–**	–	–	–	10.0
Called-up equity ordinary share capital	**289.6**	148.5	148.0	146.7	146.1
Share premium account	**758.1**	758.8	756.2	748.1	745.7
Merger relief reserve	**1,934.2**				
Revaluation reserve	**0.5**	1.5	0.5	0.7	38.4
Capital redemption reserve	**31.5**	31.5	31.5	31.5	21.5
Other reserve	**4.8**	4.8	5.4	4.8	1.1
Share-based payment tax reserve	**5.6**	8.2	4.0	2.8	-
Translation reserve	**3.7**	(19.1)	29.9	(6.5)	–
Profit and loss account	**957.1**	1,214.3	1,006.8	832.5	627.8
Own shares	**(282.0)**	(45.0)	(53.9)	(57.8)	(14.7)
Shareholders' funds	**3,703.1**	2,103.5	1,928.4	1,702.8	1,575.9
Minority interests	**2.1**	2.0	0.9	1.0	1.1
Net debt	**1,415.4**	391.3	456.9	538.8	742.9
	5,120.6	2,496.8	2,386.2	2,242.6	2,319.9
Statistics					
Number of ordinary shares in issue at year end (millions)	**1,158.3**	594.2	591.9	586.6	584.2
Basic earnings per share	**(24.2p)**	50.5p	50.6p	49.1p	36.0p
Dividends per ordinary share	**15.75p**	14.75p	13.4p	11.1p	8.9p
Equity shareholders' funds per share	**352.3**	364.7	338.4p	290.3p	256.2p
Dividend cover (times)	**n/a**	3.4	3.8	4.4	4.0
Net gearing	**38.2%**	18.6%	23.7%	31.6%	47.1%

The figures for 2004 were restated in 2005 in respect of the transition from UK GAAP to IFRS. The figures for 2003 above, have not been restated to an IFRS basis as it is not practicable to do so.

The figures for 2003 were restated in 2004 in respect of the change of accounting policy for retirement benefits to comply with FRS 17.

Dividends per ordinary share comprise the interim and final dividends declared for the year.

Additional Pro Forma Unaudited Financial Information for Continuing Operations

Basis of preparation

The Group completed the merger with George Wimpey plc on 3 July 2007. The statutory results of the Group for the year to 31 December 2007 therefore exclude the firs six months trading of the former George Wimpey plc businesses.

To assist investors in understanding the performance of the combined Taylor Wimpey plc Group, a summary pro forma income statement has been prepared by aggregatir underlying financial information for the year to 31 December 2007 of the former Taylor Woodrow plc ('TW') and the former George Wimpey Plc ('GW'), to illustrate the effect the merger of TW and GW as if the transaction had taken place on 1 January 2006. The results from the two legacy businesses have been prepared on the basis of their hi accounting policies as published in the 2006 financial statements of the two Groups. In aggregating the two sets of financial information, intra-Group trading between the tv entities has not been eliminated and fair value adjustments arising from the acquisition accounting have been excluded. This information has not been audited.

Pro Forma Unaudited Combined Group Summary Income Statement

for year to 31 December 2007

	Pro forma Combined before exceptional items	
	Year to 31 December 2007 £m	Ye 31 December
Consolidated Revenue	**5,887.5**	6,7
Cost of sales	**(4,899.7)**	(5,5
Gross profit	**987.8**	1,2(
Net operating expenses	**(347.8)**	(3
Share of results of joint ventures	**27.0**	
Profit on ordinary activities before finance costs	**667.0**	8
Net finance costs	**(131.4)**	(1
Profit on ordinary activities before taxation	**535.6**	7

Note to the Pro Forma Unaudited Combined Group Summary Income Statement

for year to 31 December 2007

	Pro forma Combined before exceptional items	
Revenue	Year to 31 December 2007 £m	Ye 31 December
Housing United Kingdom	**3,998.8**	4,1
Housing North America	**1,215.0**	1,9
Housing Spain and Gibraltar	**64.4**	
Construction	**609.3**	5
Corporate	**–**	
	5,887.5	6,7

Profit on ordinary activities before finance costs	£m	
Housing United Kingdom	**608.5**	5
Housing North America	**62.4**	3
Housing Spain and Gibraltar	**7.9**	
Construction	**2.0**	
Corporate	**(13.8)**	(
	667.0	8

Shareholder Information
Notice of Meeting

his Notice of Meeting is important and requires your mmediate attention. If you are in any doubt as to the ction you should take, you are recommended to eek your own financial advice immediately from a tockbroker, bank manager, accountant or other ndependent financial adviser authorised under the inancial Services and Markets Act 2000.

lotice is hereby given that the seventy third Annual eneral Meeting of Taylor Wimpey plc (the 'Company') vill be held on 17 April 2008 at 11.00 am at The Royal ollege of Physicians, 11 St Andrews Place, Regent's ark, London NW1 4LE, for the following purposes:

RDINARY BUSINESS

rdinary resolutions:

To receive the Report of Directors and Accounts together with the Auditors' Report for the year ended 31 December 2007.

To declare due and payable on 1 July 2008 a final dividend of 10.25 pence per ordinary share of the Company for the year ended 31 December 2007 to shareholders on the register at close of business on 23 May 2008.

3 To elect as a Director, Peter Redfern, who was appointed as a Director of the Company by the Board since the last Annual General Meeting.

To elect as a Director, Baroness Dean of Thornton-le-Fylde, who was appointed as a Director of the Company by the Board since the last Annual General Meeting.

5 To elect as a Director, Anthony Reading, who was appointed as a Director of the Company by the Board since the last Annual General Meeting.

6 To elect as a Director, Ian Sutcliffe, who was appointed as a Director of the Company by the Board since the last Annual General Meeting.

7 To elect as a Director, David Williams, who was appointed as a Director of the Company by the Board since the last Annual General Meeting.

8 To re-elect Peter Johnson, who retires by rotation as a Director of the Company in accordance with the Articles of Association.

9 To re-elect Andrew Dougal, who retires as a Director of the Company in accordance with the Combined Code on Corporate Governance.

10 To re-appoint Deloitte & Touche LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company, and authorise the Audit Committee to fix their remuneration on behalf of the Board.

11 That the Board be and it is hereby generally and unconditionally authorised in substitution for any previous authority or authorities to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act) up to but not exceeding a maximum aggregate nominal amount of £87,963,850 during the period commencing on the date of passing this Resolution and expiring at the conclusion of the Annual General Meeting of the Company in 2009 save that the Company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Board may allot relevant securities in pursuance of such offers or agreements as if the authority conferred by this Resolution had not expired.

Special resolutions:

12 That subject to the passing of Resolution 11, the Board be and it is hereby empowered, pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by the previous Resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act 1985 as if sub-section (1) of Section 89 of the Companies Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £14,478,725;

and shall expire at the conclusion of the Annual General Meeting of the Company in 2009, save that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Board may allot equity securities in pursuance of such offers and agreements as if the power conferred by this Resolution had not expired.

13 That the Company be and it is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each of the Company ('ordinary shares'), provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased shall be 115,829,900;

(ii) the minimum price which may be paid for ordinary shares is 25 pence per ordinary share;

(iii) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the date on which such ordinary share is purchased;

(iv) the authority hereby conferred shall expire at the earlier of the conclusion of the Annual General Meeting of the Company in 2009 and 16 October 2009 unless such authority is renewed prior to such time save that the Company may make contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may purchase ordinary shares in pursuance of any such contracts as if the authority conferred by this Resolution had not expired.

SPECIAL BUSINESS

Ordinary resolutions:

14 To approve the Directors' Remuneration Report for the year ended 31 December 2007.

15 That in accordance with Section 367 of the Companies Act 2006, the Company and all companies which are its subsidiaries when this Resolution is passed are authorised to:

(a) make political donations to political parties and/or independent election candidates not exceeding £250,000 in aggregate;

(b) make political donations to political organisations other than political parties not exceeding £250,000 in aggregate;

(c) incur political expenditure not exceeding £250,000 in aggregate

during the period beginning with the date of passing this Resolution and ending on 16 October 2009 or, if sooner, at the conclusion of the Annual General Meeting of the Company in 2009.

For the purposes of this Resolution the terms 'political donation', 'political parties', 'independent election candidates', 'political organisation' and 'political expenditure' have the meanings given by sections 363 to 365 of the Companies Act 2006.

16. That the Directors be and are hereby authorised to adopt the Taylor Wimpey Performance Share Plan (the 'TW Performance Share Plan') the main features of which are summarised in Appendix 1 on page 108 and in the form of the rules produced to the meeting and initialled by the Chairman for the purpose of identification and to do all things that they may consider necessary or expedient to implement or give effect to the same and to adopt further plans based on the TW Performance Share Plan but modified to take account of local tax, exchange control, securities law or regulations in overseas territories, provided that such further plans shall count against any limits on individual or overall participation under the TW Performance Share Plan.

17. That the Directors be and are hereby authorised to adopt the Taylor Wimpey Share Option Plan (the 'TW Share Option Plan') in the form of the rules produced to the meeting and initialled by the Chairman for the purpose of identification; and to do all things that they may consider necessary or expedient to implement or give effect to the same including obtaining approval from HM Revenue & Customs for the approved schedule to the TW Share Option Plan and to adopt further plans based on the TW Share Option Plan but modified to take account of local tax, exchange control, securities law or regulations in overseas territories, provided that such further plans shall count against any limits on individual or overall participation under the TW Share Option Plan.

Special resolution:

18. That the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

Explanation of Resolutions
Ordinary Business
Ordinary Resolutions

Resolution 1: To receive the annual accounts
English Company law requires the Directors to lay the annual accounts of the Company for the year ended 31 December 2007 and the reports of the Directors and Auditors before a general meeting of the Company.

Resolution 2: To declare a final dividend
The Directors recommend the payment of a final dividend of 10.25 pence per share in respect of the year ended 31 December 2007. If approved at the Annual General Meeting, the dividend will be paid on 1 July 2008 to shareholders who are on the Register of Members at the close of business on 23 May 2008.

Dividend Re-Investment Plan
The Company has a Dividend Re-Investment Plan (the 'DRI Plan') which is administered by the DRI Plan Administrator, Capita IRG Trustees Limited, which is authorised and regulated by the Financial Services Authority. The DRI Plan offers shareholders the opportunity to elect to invest cash dividends received on their ordinary shares, in purchasing further ordinary shares of the Company. These shares would be bought in the market, on competitive dealing terms.

Full details of the terms and conditions of the DRI Plan and the actions required to participate in it are available on the Company's website www.taylorwimpey.com or on request from our Registrar, Capita Registrars.

Resolutions 3 to 9: Election of Directors
The current Articles of Association provide that:

- any Director appointed since the previous Annual General Meeting shall retire from office and may seek election;
- each year the nearest whole number to one third (but not exceeding one third), of the Board of Directors (excluding Directors appointed since the previous Annual General Meeting) are required to retire from office by rotation and may seek re-election.

In addition, the Combined Code on Corporate Governance requires each Director to seek re-appointment at least every three years.

The following Directors will therefore retire from office, and all being eligible, will offer themselves for election or re-election (as appropriate):

1) Peter Redfern, Brenda Dean, Anthony Reading, Ian Sutcliffe and David Williams – all appointed by the Board since the last Annual General Meeting;
2) Peter Johnson – retires by rotation in accordance with the Articles of Association and seeks re-election;
3) Andrew Dougal – retires in accordance with the Combined Code and seeks re-election.

Brenda Dean, Andrew Dougal, Anthony Reading and David Williams are Non Executive Directors. The Board has reviewed and re-affirmed that it considers all the Non Executive Directors to be independent in character and judgment.

Details of Directors' service contracts, remuneration and interests in the Company's shares and other securities are given in the Directors' Remuneration Report to shareholders on pages 46 to 55 of the Report and Accounts. Biographical information concerning each Director is on pages 38 and 39 of the Report and Accounts.

The following information is given in support of the Board's proposal for the election or re-election (as appropriate) of these Directors:

Peter Redfern – Group Chief Executive
Pete Redfern joined the Board on 3 July 2007 upon completion of the merger between Taylor Woodrow and George Wimpey (the 'Merger'), when he was appointed Group Chief Executive of the Company. He is a member of the Nomination and Corporate Responsibility Committees. He brings to the Company a wide range of experience as a leader of a major housebuilder in the UK and overseas. His previous experience includes the successive roles of Finance Director, Managing Director and Chief Executive of George Wimpey's UK housing business. Prior to joining the Group, he was Finance Director of Rugby Cement.

Baroness Dean of Thornton-le-Fylde – Independent Non Executive Director
Brenda Dean was appointed a Non Executive Director upon completion of the Merger. She is a member of the Remuneration, Nomination and Corporate Responsibility Committees. She is a member of the House of Lords and is active in a number of public areas. She is Chairman of the New Covent Garden Market Authority, a member of the House of Lords Appointments Commission and a Non Executive Director of Dawson Holdings PLC. She was previously a Non Executive Director of George Wimpey Plc.

Anthony Reading MBE – Independent Non Executive Director
Tony Reading was appointed a Non Executive Director upon completion of the Merger. He is Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees. He was previously a Director of Tomkins Plc and Chairman and Chief Executive of Tomkins Corp. USA, and a Non Executive Director of George Wimpey Plc. He is a Non Executive Director of The Laird Group Plc, Spectris Plc and e2v Technologies plc.

Ian Sutcliffe – Executive Director
Ian Sutcliffe was appointed Chief Executive, Taylor Wimpey UK upon completion of the Merger with George Wimpey. He is a member of the Corporate Responsibility Committee. He previously held a number of senior roles for Shell Oil, including Vice President Retail, and was Managing Director of George Wimpey's UK housing business.

David Williams – Independent Non Executive Director and Senior Independent Director
David Williams was appointed a Non Executive Director and designated as the Senior Independent Director upon completion of the Merger. He is a member of the Audit, Remuneration and Nomination Committees. He was Finance Director of Bunzl plc until January 2006 and a Non Executive Director of George Wimpey Plc. He is a Non Executive Director of DP World Limited (Dubai), Meggitt PLC, Mondi PLC and Tullow Oil plc.

Peter Johnson – Group Finance Director
Peter Johnson has been Finance Director of the Company since his appointment in November 2002. He is an experienced financial executive with a strong background in financial services and property investment, in both the UK and North America. He is also a Non Executive Director of Shanks Group plc and Oriel Securities Limited.

Andrew Dougal – Independent Non Executive Director
Andrew Dougal has been a Non Executive Director of the Company since November 2002. A Chartered Accountant, he has been the Chairman of the Audit Committee si January 2004. He is also a member of the Nominatio and Corporate Responsibility Committees. He is a Di of Premier Farnell plc and Creston plc. He was forme Group Finance Director of Hanson, the conglomerate its demerger and subsequently Group Chief Executiv Hanson Plc, the international building materials Com and a Non Executive Director of BPB Plc.

The Board confirms that each of the Directors prop for election or re-election have recently been subjec formal performance evaluation, details of which are out in the Corporate Governance Report, and that continues to demonstrate commitment and to be a effective member of the Board.

Resolution 10: Re-appointment of Deloitte & Touc LLP ('Deloitte') as auditors of the Company and authorisation of the Audit Committee to fix their remuneration on behalf of the Board.
In accordance with English Company law, the Com is required to appoint auditors at each general mee at which accounts are laid before the shareholders. therefore being proposed that the auditors are app from the conclusion of the 2008 Annual General Me until the conclusion of the next general meeting at accounts are laid before shareholders.

During 2007, following the Merger, a competitive tender for future external audit work was carried ou as described in the Corporate Governance Report. This resulted in Deloitte being confirmed as externa auditors to the Company. The Board recommends re-appointment of Deloitte as the Company's audit and also seeks shareholders' authority for the Audit Committee to determine on behalf of the Board the remuneration of Deloitte for their services.

The Board has adopted a procedure governing the appointment of Deloitte to carry out non-audit service details of which are given in the Corporate Governan Report. Details of non-audit services performed by D in 2007 are given on page 68 of the Report and Acc

Resolution 11: Authority to allot shares
The Board wishes to renew the existing authority to relevant securities under the provisions of Section 8 the Companies Act 1985. The authority would appl the period commencing on the passing of this Reso and ending at the Annual General Meeting of the Company in 2009. It is proposed to authorise the B to allot ordinary shares up to a maximum of £87,96 in nominal value (equivalent to 351,855,400 ordinar shares), representing approximately 33.3 per cent o existing issued ordinary share capital of the Compa excluding 102,732,927 treasury shares as at the cl of business on 26 February 2008. The Company he 102,732,927 shares in treasury (representing approximately 9.7 per cent of the issued ordinary sh capital of the Company excluding treasury shares) a the close of business on 26 February 2008. The Bo has no present intention of exercising the power wh such authority would confer.

Special Resolutions

Resolution 12: Authority to dis-apply pre-emption
The Board wishes to renew the existing authority permitting the Board to allot equity securities for cas the purpose of a rights issue, open offer or any othe emptive offer (including the sale of any ordinary shar held in treasury) to shareholders and otherwise up to £14,478,725 in nominal value (equivalent to 57,914, ordinary shares). This represents approximately 4.99

ent of the Company's issued ordinary share capital as at he close of business on 26 February 2008. The authority vould also enable the Board in the event of a rights issue, open offer or other pre-emptive offer to make djustments to deal with overseas shareholders, ractional entitlements and other legal or practical roblems. The authority will expire at the conclusion of he Annual General Meeting of the Company in 2009. The Board has no present intention of exercising the uthority which such a Resolution would confer.

Resolution 13: Authority to make market purchases of shares
Given the uncertainty of the UK housing market, the Board has decided to temporarily suspend the buyback programme until conditions improve. As indicated at he time of our preliminary results on 6 March 2008, the Board will continue to review the phasing and pace of he buyback programme in light of market conditions. Accordingly, the Board wishes to renew its existing uthority to purchase its ordinary shares in the market. Any purchases under the authority would be made in one or more tranches and would be limited in aggregate o 10 per cent of the ordinary shares in issue at the close of business on 26 February 2008. The authority will enable the Company to continue with the share buyback programme announced on 6 August 2007 as and when he Board determines that it is appropriate to do so. Since the announcement of the programme, the Company has purchased a total of 94,799,880 shares or an aggregate consideration of £249,989,801.

The maximum price to be paid on any exercise of the uthority would not exceed 105 per cent of the average of he middle market quotations for the Company's ordinary shares for the five business days immediately preceding he date of the purchase. Shares purchased pursuant to hese authorities will be held as treasury shares, which the Company can re-issue quickly and cost-effectively, and provides the Company with additional flexibility in the management of its capital base. The total number of shares held as treasury shall not at any one time exceed 10 per cent of the Company's issued share capital. Accordingly, any shares bought back over the 10 per cent imit will be cancelled. Following the purchases made pursuant to the shareholder authority granted on 29 May 2007, the Company currently holds a total of 102,732,927 shares in treasury (representing 9.7 per cent of its issued share capital).

The total number of options to subscribe for ordinary shares outstanding as at the close of business on 26 February 2008 was 23,667,896, representing approximately 2.2 per cent of the issued ordinary share capital of the Company (excluding treasury shares) as at that date and approximately 2.3 per cent of the Company's issued ordinary share capital following any exercise in full of this authority to make market purchases.

At the Company's Annual General Meeting on 2 May 2007, shareholders authorised the purchase of up to 59,415,008 shares. At the Company's Extraordinary General Meeting on 29 May 2007, shareholders authorised an increase of a further 55,276,873 shares, aggregating 114,691,881 shares.

Special Business

Ordinary Resolutions

Resolution 14: Approval of the Directors' Remuneration Report for the year ended 31 December 2007
The Directors' Remuneration Report for the year ended 31 December 2007 has been prepared in accordance with Schedule 7A to the Companies Act 1985 ('the Companies Act'). Section 241A of the Companies Act requires the Company to submit the report to shareholders for their approval by way of an ordinary resolution for its approval to be put to shareholders and voted on at a general meeting of the Company before which the annual accounts for the financial year are to be laid. The Directors' Remuneration Report is on pages 46 to 55 of the Report and Accounts. The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company's overall objectives. The vote on the Remuneration Report has advisory status in respect of the remuneration policy and overall remuneration packages and is not specific to individual levels of remuneration.

Resolution 15: Authority to make political donations
In order to comply with its obligations under the Companies Act 2006 and to avoid any inadvertent infringement of the Companies Act 2006, the Board wishes to renew its existing authority for a general level of donation. Resolution 15 seeks to renew the existing authority for the Company to make political donations and incur political expenditure. The Companies Act 2006 requires this authority to be divided into three heads with a separate amount specified as permitted for each. We have specified an amount not exceeding £250,000 for each head of the authority, meaning that Resolution 15 would authorise the Company and its subsidiaries together to incur expenditure/make donations of up to £750,000 in aggregate. In accordance with the Companies Act 2006, Resolution 15 extends approval to all of the Company's subsidiaries.

This authority will last until the earlier of 16 July 2009 and the conclusion of the Company's Annual General Meeting in 2009, unless renewal was sought by further resolution at that meeting.

The Company and the Group have not made any donations to political parties since the resolution passed at the previous Annual General Meeting. It is not our policy to do so in the future and we have no present intention of making any significant political donations in the UK. Nevertheless, the Companies Act 2006 defines political organisations very widely and, as a result, in certain circumstances, donations made for charitable or similar purposes may now be treated as a donation to a political organisation. For example, a donation to a humanitarian charity which operates as a political lobby, sponsorship, subscriptions, paid leave to employees fulfilling public duties and payments to industry representative bodies may constitute a donation to a political organisation within the current definitions.

Details of charitable donations appear on page 41 of the Report and Accounts.

Resolutions 16 and 17: Adoption of the Taylor Wimpey Performance Share Plan and the Taylor Wimpey Share Option Plan
The Remuneration Committee has recently carried out a thorough review of executive remuneration in order to ensure that, following the Merger, long term incentive arrangements are both internally aligned and are effective in supporting the achievement of the Company's strategic priorities.

In conducting the review the Committee has been mindful of changes in the external environment and corporate governance good practice since the inception of the existing Taylor Woodrow and George Wimpey long term incentive arrangements. During the review the Committee was advised by independent remuneration consultants Mercer.

The Committee concluded that a new Taylor Wimpey Performance Share Plan and Taylor Wimpey Share Option Plan (together the 'Plans') should be introduced. The Plans have been designed to deliver a common and flexible long term incentive framework across the merged business that clearly aligns senior executive reward with the interests of shareholders using not only measures of external value creation but also critical internal financial measures of shareholder return.

Awards may be granted to senior executives over shares worth up to 300% of their base salaries in any financial year under each Plan. For Executive Directors that annual limit is 200% for each Plan subject to the discretion of the Committee in exceptional circumstances to award up to 300% as referred to in the Appendices. The maximum expected value of awards under both Plans combined in any financial year for Executive Directors will not exceed the expected value of a Taylor Wimpey Performance Share Plan Award of 200% of salary (face value). The extent that these shares vest will depend on the Company's performance over a three-year period.

The Directors are therefore seeking authority to adopt the Plans, whose principal terms are summarised in Appendices 1 and 2. The Directors are also seeking the power to do all things that they consider necessary to implement the Plans, including the ability to adopt further plans based on them in order to grant awards to employees outside the UK but subject to the same individual and aggregate limits.

Documents available for inspection
Copies of the rules of the Plans may be inspected as noted on page 111.

Special Resolution

Resolution 18: Adoption of new articles of association
It is proposed in Resolution 18 to adopt new articles of association (the 'New Articles') in order to update the Company's current articles of association (the 'Current Articles') primarily to take account of changes in English Company law brought about by the Companies Act 2006.

The principal changes introduced in the New Articles are summarised in Appendix 3. Other changes, which are of a minor, technical or clarifying nature and also some more minor changes which merely reflect changes made by the Companies Act 2006 are not noted in the Appendix. The New Articles showing all the changes to the Current Articles are available for inspection, as noted on page 111.

By Order of the Board

James Jordan

James Jordan
Group Company Secretary and General Counsel
Taylor Wimpey plc
80 New Bond Street
London W1S 1SB
5 March 2008

Registered in England and Wales

Registration No. 296805

Appendix 1 – Taylor Wimpey Performance Share Plan ('TW Performance Share Plan')

Introduction

The TW Performance Share Plan will be administered by the Remuneration Committee (the 'Committee') of the Company's Board of Directors (the 'Board'). The TW Performance Share Plan provides for the Committee to grant conditional awards over Ordinary Shares in the Company ('Shares') and phantom awards, which entitle the participants to cash payments equivalent to the market value of a specified number of Shares on the vesting of the awards. No consideration is payable by the participant either for the grant or the vesting of awards.

Eligibility

Awards may only be made to Executive Directors or other employees of the Company and its subsidiaries (the 'Group'), selected at the discretion of the Committee.

Timing of grants

The Committee may grant awards within 42 days of the approval of the TW Performance Share Plan by shareholders or following the announcement date of the Company's annual or half-yearly results. The Committee may also grant awards at other times, where there are exceptional circumstances which it considers justify the granting of awards.

No awards may be granted more than 10 years after the approval of the TW Performance Share Plan by shareholders.

Individual grant limit

Except in circumstances which the Committee, after consulting the Board, considers to be exceptional, an individual may not be granted awards in any financial year over Shares having a market value at the award date in excess of 300% of the individual's annual base salary (200% in the case of Executive Directors).

The maximum expected value of awards under both the TW Performance Share Plan and the TW Share Option Plan combined in any financial year for Executive Directors will not exceed the expected value of a TW Performance Share Plan award of 200% of salary (face value).

The Remuneration Committee will retain discretion to determine in exceptional circumstances (such as attracting new hires) an award quantum for Executive Directors in excess of the above maximum quantum. Any enhanced awards made pursuant to such discretion will not exceed 300% base salary.

Share capital limits

Awards may be granted over new issue Shares, treasury Shares or Shares purchased on the market through an employee benefit trust.

No award may be granted under the TW Performance Share Plan if the maximum number of Shares issuable under the award, together with the maximum number of Shares issuable or issued pursuant to awards or options granted under the TW Performance Share Plan or any other employee share plan operated by any Company in the Group in the previous 10 years (excluding any rights which have lapsed or been forfeited under such plans) would exceed 10% of the Company's issued ordinary share capital at the time.

No award may be granted under the TW Performance Share Plan if the maximum number of Shares issuable under the award, together with the maximum number of Shares issuable or issued pursuant to awards or options granted under the Performance Share Plan or any other discretionary share plan operated by any Company in the Group in the previous 10 years (excluding any rights which have lapsed or been forfeited under such plans) would exceed 5% of the Company's issued ordinary share capital at the time.

The above limits include new issue Shares and treasury Shares but not Shares purchased on the market through an employee benefit trust.

Vesting of awards and performance conditions

Awards will normally vest at the end of a performance period of not less than three years, as soon as the Committee has determined the extent to which the applicable performance conditions have been met.

For the first awards granted under the TW Performance Share Plan to Executive Directors, the proportion of each award which vests will depend on two measures of the Company's performance.

Up to half of the Shares subject to the award will vest depending on the Company's total shareholder return ('TSR') over a three-year period compared with two groups of companies:

- The following 12 industry peer companies: Barratt Developments, Bellway, Berkeley Group, Bovis Homes Group, Galliford Try, Kier Group, Marshalls, Persimmon, Redrow, SIG, Travis Perkins and Wolseley
- The companies which comprise the FTSE 100 index at the start of the performance period

Equal weighting will be given to each comparator group. The proportion of this portion of the award which vests will be determined according to the following table:

Company's TSR ranking	Proportion of this portion of the award vesting
Below median	0%
Median	25%
Between median and 75th percentile	25%-100% pro rata
75th percentile or higher	100%

Up to half of the Shares subject to the award will vest depending on the Company's earnings per share ('EPS') growth over a three-year period compared with the increase in the Retail Prices Index ('RPI') determined according to the following table:

Company's annualised EPS growth in excess of annualised RPI increase	Proportion of this portion of the award vesting
Below 3 percentage points	0%
3 percentage points	25%
Between 3 and 6 percentage points	25%-100% pro rata
6 percentage points or more	100%

The Committee may review the performance conditions for each grant of awards and may apply different conditions to future awards, provided they remain no less challenging and are aligned with the interests of shareholders.

Cessation of employment

As a general rule, an award will lapse if a participant ceases to be employed within the Group before the vesting date. However, if a participant leaves employment because of:

- the participant's death
- disability
- injury
- the Company or business in which the participant employed ceasing to be part of the Group
- other reasons, at the discretion of the Committee

then a part of the participant's award will vest, which v determined by the Committee depending on the Comp performance and the proportion of the performance p which has elapsed at the date of cessation.

Corporate events

In the event of a takeover, scheme of arrangement c voluntary winding up of the Company (other than an internal corporate reorganisation), all awards will ves immediately. The part of each award which vests wil be determined by the Committee depending on the Company's underlying financial performance and the proportion of the performance period which has elap

In the event of an internal corporate reorganisation, awards will be replaced by equivalent new awards o shares in a new holding Company unless the Comm decides that awards should vest on the basis which would apply in the case of a takeover.

Variation of share capital

In the event of any variation of the Company's share capital, a demerger or payment of a special dividenc or such other circumstances as the Committee cons appropriate, the Committee may make such adjustn as it considers fair and reasonable to the number of Shares subject to an award.

Participants' rights

Awards are not transferable, except to a participant's legal personal representatives on the participant's de

Awards will not confer any shareholder rights until the awards have vested and the participants have received their Shares. However, at the discretion of t Committee, participants may receive a payment (in c and/or Shares) on or shortly following the vesting of awards of an amount equivalent to the dividends tha would have been paid on those Shares between the when the awards were granted and the vesting date

Any Shares allotted when an award vests will rank equally with Shares then in issue, except for rights a by reference to a record date prior to their allotment.

Awards do not count as part of participants' pensior salaries for the purpose of employers' contributions any Group pension schemes or other benefits.

Alterations to the TW Performance Share Plan

The Board, on the recommendation of the Committee may at any time amend the provisions of the Perform Share Plan in any respect, provided that the prior app of Shareholders is obtained for any amendments that are to the benefit of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of Shares, the basis for determininc participant's entitlement to, and the terms of, the Shar to be acquired and the adjustment of awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the T Performance Share Plan, to take account of a chang in legislation or to obtain or maintain favourable tax, exchange control, securities law or regulatory treatm for participants or for any Company in the Group.

Overseas plans

The Board may at any time, without further sharehol approval, establish further plans in overseas territorie

Any such plan must be similar to the TW Performance Share Plan but may be modified to take account of local tax, exchange control, securities law or regulations. Any Shares made available under such plans shall be counted towards the limits on individual and overall participation in the TW Performance Share Plan.

Appendix 2 – Taylor Wimpey Share Option Plan ('TW Share Option Plan')

Introduction

The TW Share Option Plan will be administered by the Remuneration Committee (the 'Committee') of the Company's Board of Directors (the 'Board'). The TW Share Option Plan provides for the Committee to grant options over Ordinary Shares in the Company ('Shares') and phantom options, which entitle the participants to cash payments with a value equivalent to the excess of the market value of a specified number of Shares on the exercise date over the exercise price. No consideration is payable by the participant for the grant of options or phantom options.

The TW Share Option Plan also allows for the grant of approved share options under a schedule to the rules which is intended to be approved by HM Revenue & Customs under Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003 as a company share plan.

Eligibility

Awards may only be made to Executive Directors or other employees of the Company and its subsidiaries (the 'Group'), selected at the discretion of the Committee.

Timing of grants

The Committee may grant awards within 42 days of the approval of the TW Share Option Plan by shareholders or following the announcement date of the Company's annual or half-yearly results. The Committee may also grant awards at other times, where there are exceptional circumstances which it considers justify the granting of awards.

No awards may be granted more than 10 years after the approval of the TW Share Option Plan by shareholders.

Individual grant limit

An individual may not be granted awards in any financial year over Shares having a market value at the award date in excess of 300% of the individual's annual base salary (200% in the case of executive directors).

The maximum expected value of awards under both the TW Performance Share Plan and the TW Share Option Plan combined in any financial year for Executive Directors will not exceed the expected value of a TW Performance Share Plan award of 200% of salary.

The Remuneration Committee will retain discretion to determine in exceptional circumstances (such as attracting new hires) an award quantum for Executive Directors in excess of the above maximum quantum. Any enhanced awards made pursuant to such discretion will not exceed 300% base salary.

Under current statutory limits, a participant may only hold approved share options over £30,000 worth of Shares (valued at the grant date) at any time.

Share capital limits

Awards may be granted over new issue Shares, treasury Shares or Shares purchased on the market through an employee benefit trust.

No award may be granted under the TW Share Option Plan if the maximum number of Shares issuable under the award, together with the maximum number of Shares issuable or issued pursuant to awards or options granted under the TW Share Option Plan or any other employee share plan operated by any Company in the Group in the previous 10 years would exceed 10% of the Company's issued ordinary share capital at the time.

No award may be granted under the TW Share Option Plan if the maximum number of Shares issuable under the award, together with the maximum number of Shares issuable or issued pursuant to awards or options granted under the TW Share Option Plan, or any other discretionary share plan operated by any Company in the Group in the previous 10 years, would exceed 5% of the Company's issued ordinary share capital at the time.

The above limits include new issue Shares and treasury Shares but not Shares purchased on the market through an employee benefit trust.

Exercise price

The exercise price per Share payable by a participant on exercise of an option, and used to determine the value payable on exercise of a phantom option, may not be less than the market price of a Share on the dealing day preceding the grant date (or, if the Committee so decides, the average of the prices for the three preceding dealing days).

Vesting of awards and performance conditions

Awards will normally become exercisable at the end of a performance period of not less than three years, as soon as the Committee has determined the extent to which the applicable performance conditions have been met.

For the first awards granted under the TW Share Option Plan to Executive Directors, the proportion of each award which vests will depend on the excess of the Company's return on capital employed ('ROCE') in the last year of the performance period over the Company's cost of capital ('COC'), determined according to the following table:

Company's ROCE in excess of the cost of capital	Proportion of award vesting
Below the cost of capital	0%
Equal to the cost of capital	25%
Between the cost of capital and 3 percentage points over the cost of capital	25%-100% pro rata
3 or more percentage points over the cost of capital	100%

ROCE will be calculated based on the Company's earnings before interest, tax and amortisation.

COC will be calculated based on the following formula:

$$\frac{(\text{risk free rate} + \text{equity risk premium})/(1 - \text{tax rate}) \times (\text{average operating assets employed} - \text{average net debt}) + \text{net interest cost}}{\text{average operating assets employed}}$$

- Equity risk premium means the premium published in Bloomberg (or such other recognised source to be determined by the Remuneration Committee) as at the balance sheet date
- Operating assets means capital employed excluding intangibles as set out in the Company's latest published annual accounts
- Net debt means borrowings less cash or cash equivalents
- Net interest cost means interest on borrowings less interest received
- Risk free rate means UK Government gilt yields as at the balance sheet date.

The Committee may review the performance conditions for each grant of awards and may apply different conditions to future awards, provided they remain no less challenging and are aligned with the interests of shareholders.

Exercise period

Awards may normally be exercised between the vesting date and the expiry date, which may be no later than the tenth anniversary of the date of grant.

Cessation of employment

As a general rule, an award will lapse if a participant ceases to be employed within the Group before the vesting date. However, if a participant leaves employment because of:

- the participant's death
- disability
- injury
- the Company or business in which the participant is employed ceasing to be part of the Group
- other reasons, at the discretion of the Committee

then a part of the participant's award will become exercisable, which will be determined by the Committee depending on the Company's performance and the proportion of the performance period which has elapsed at the date of cessation.

Corporate events

In the event of a takeover, scheme of arrangement or voluntary winding up of the Company (other than an internal corporate reorganisation), all awards will vest immediately. The part of each award which becomes exercisable will be determined by the Committee depending on the Company's underlying financial performance and the proportion of the performance period which has elapsed. Alternatively, with the agreement of the acquiring Company, awards may be replaced with equivalent new awards over shares in that Company.

In the event of an internal corporate reorganisation, awards will be replaced by equivalent new awards over shares in a new holding Company unless the Committee decides that awards should vest on the basis which would apply in the case of a takeover.

Variation of share capital

In the event of any variation of the Company's share capital, a demerger or payment of a special dividend, or such other circumstances as the Committee considers appropriate the Committee may make such adjustment as it considers fair and reasonable to the number of Shares subject to an award and the exercise price.

Participants' rights

Awards are not transferable, except to a participant's legal personal representatives on the participant's death.

Awards will not confer any shareholder rights until the awards have been exercised and the participants have received their Shares. No dividend equivalents will be payable in respect of the period before exercise.

Any Shares allotted when an award is exercised will rank equally with Shares then in issue, except for rights arising by reference to a record date prior to their allotment.

Awards do not count as part of participants' pensionable salaries for the purpose of employers' contributions to any Group pension schemes or other benefits.

Alterations to the TW Share Option Plan
The Board, on the recommendation of the Committee, may at any time amend the provisions of the TW Share Option Plan in any respect, provided that the prior approval of shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of shares, the basis for determining a participant's entitlement to, and the terms of, the Shares to be acquired and the adjustment of awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the TW Share Option Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control, securities law or regulatory treatment for participants or for any Company in the Group.

Overseas plans
The Board may at any time, without further shareholder approval, establish further plans in overseas territories. Any such plan must be similar to the TW Share Option Plan but may be modified to take account of local tax, exchange control, securities law or regulations. Any Shares made available under such plans shall be counted towards the limits on individual and overall participation in the TW Share Option Plan.

Appendix 3

Explanatory notes of principal changes to the Company's articles of association

1. Articles which duplicate statutory provisions
Provisions in the Current Articles which replicate provisions contained in the Companies Act 2006 are in the main to be removed in the New Articles. This is in line with the approach advocated by the Government that statutory provisions should not be duplicated in a company's constitution. Certain examples of such provisions include provisions as to the form of resolutions, the requirement to keep accounting records and provisions regarding the period of notice required to convene general meetings. The main changes made to reflect this approach are detailed below.

2. Form of resolution
The Current Articles contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also effective. This provision is being removed as the concept of extraordinary resolutions has not been retained under the Companies Act 2006. Further, the remainder of the provision is reflected in full in the Companies Act 2006.

3. Convening extraordinary and annual general meetings
The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being removed in the New Articles because the relevant matters are provided for in the Companies Act 2006. In particular an extraordinary general meeting to consider a special resolution can be convened on 14 days notice whereas previously 21 days notice was required.

4. Votes of members
Under the Companies Act 2006 proxies are entitled to vote on a show of hands whereas under the Current Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or, in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. The New Articles give the Directors discretion, when calculating the time limits, to exclude weekend and bank holidays. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different Share held by the shareholder. The New Articles reflect all of these new provisions.

5. Conflicts of interest
The Companies Act 2006 sets out directors' general duties which largely codify the existing law but with some changes. Under the Companies Act, from 1 October 2008 a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the Company's interests. The requirement is very broad and could apply, for example, if a Director becomes a director of another company or a trustee of another organisation.
The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the Articles of Association contain a provision to this effect. The Companies Act 2006 also allows the Articles of Association to contain other provisions for dealing with Directors' conflicts of interest to avoid a breach of duty. The New Articles give the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only Directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the Company's success. The Directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a Director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the Directors. It is the Board's intention to report annually on the Company's procedures for ensuring that the Board's powers to authorise conflicts are operated effectively.

6. Notice of board meetings
Under the Current Articles, when a Director is abroad he can request that notice of Directors' meetings are sent to him at a specified address and if he does not do so he is not entitled to receive notice while he is away. This provision has been removed, as modern communications mean that there may be no particular obstacle to giving notice to a Director who is abroad.

7. Records to be kept
The provision in the Current Articles requiring the Board to keep accounting records has been removed as this requirement is contained in the Companies Act 2006.

8. Distribution of assets otherwise than in cash
The Current Articles contain provisions dealing with the distribution of assets in kind in the event of the Company going into liquidation. These provisions have been removed in the New Articles on the grounds that a provision about the powers of liquidators is a matter for insolvency law rather than for articles and that the Insolvency Act 1986 confers powers on the liquidato which would enable it to do what is envisaged by th Current Articles.

9. Notice of refusal to register transfer
The Current Articles contain a provision that if the Bo refuses to register a transfer of a share it shall, withir months after the date on which the transfer was lod with the Company, send notice of the refusal to the transferee. This provision is being removed because requirement is contained in the Companies Act 200

The Current Articles allow the Directors to refuse to register a transfer of shares without giving reasons. I relation to share transfers taking place on or after 6 2008, the Companies Act 2006 requires the Board t give reasons for any refusal to register a transfer. Thi New Articles have been amended to reflect this.

10. Chairman's casting vote
The Current Articles provide that in the case of an equality of votes on a poll or a show of hands at a general meeting, the Chairman of that meeting will h a second or casting vote in addition to any other vot may have. The Companies Act 2006 abolishes the concept of the Chairman's casting vote and the New Articles have been amended to reflect this.

11. Corporate representatives
The provision in the Current Articles relating to requirements for the appointment of corporate representatives has been removed as these requirem are contained in the Companies Act 2006.

12. Retirement by rotation
The Current Articles relating to retirement by rotation have been combined and amended. The concept of third of the Directors retiring from office at each annu general meeting has been removed because it is no longer appropriate in view of the Combined Code requirement for directors to offer themselves for re-election every three years. It is a principle of the Combined Code that all Directors should be required submit themselves for re-election at regular intervals at least every three years. The New Articles reflect th Combined Code guidance.

13. Electronic and web communications
Provisions of the Companies Act 2006 which came i force in January 2007 enable companies to communicate with members by electronic and/or website communications. The New Articles continue allow communications to members in electronic form and, in addition, they also permit the Company to ta advantage of the new provisions relating to website communications. Before the Company can commun with a member by means of website communication relevant member must be asked individually by the Company to agree that the Company may send or supply documents or information to him by means o website, and the Company must either have receive positive response or have received no response with the period of 28 days beginning with the date on wh the request was sent. The Company will notify the member (either in writing, or by other permitted mea when a relevant document or information is placed o the website and a member can always request a har copy version of the document or information.

14. General
Generally the opportunity has been taken to bring cl language into the New Articles.

Action to be taken
Whether or not you intend to attend the Annual Gen Meeting, you are requested to complete the enclose

orm of proxy and return it to the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible and in any event so as to be received no later than 48 hours before the time appointed for the Annual General Meeting, that is no later than 11:00 am on 15 April 2008. The completion and submission of a form of proxy will not prevent you from attending and voting in person if you so wish.

Your vote is important. The Board requests that all shareholders exercise their right to vote.

Shareholders entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and vote in their place. A proxy need not be a shareholder of the Company. The completion and return of a form of proxy does not prevent a shareholder from attending and voting at the meeting in person. To vote, you can either:

- register your vote on-line at www.taylorwimpey.com;
- complete and return the enclosed form of proxy;
- use the service provided by CRESTCo for members of CREST;
- attend and vote at the Annual General Meeting in person; or
- have your proxy attend the Annual General Meeting on your behalf.

When submitting a form of proxy, you can cast your vote 'For' or 'Against' the resolutions or use the 'Vote Witheld' option. The outcome of voting on all resolutions will be announced at the Annual General Meeting and to the market and published on our website at www.taylorwimpey.com

Shareholders whose shares are held in CREST may use the CREST electronic appointment service to retrieve resolutions and submit proxy instructions. Please refer to the CREST manual for further information on CREST procedures, limitations and system timings.

Beneficial holders of shares with 'information rights'
Section 325 Companies Act 2006 (the 'Act') does not confer on persons nominated to receive information rights under Section 146 of the Act, the right to appoint proxies. Such persons who have received a copy of this notice of meeting are hereby informed, in accordance with Section 149 (2) of the Act, that they may have a right under an agreement with the registered member by whom they were nominated, to be appointed, or to have someone else appointed, as a proxy for the Annual General Meeting. If they have no such right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the member as to the exercise of voting rights. Such persons should contact the registered member by whom they were nominated in respect of these arrangements.

Recommendation

Your Directors are of the opinion that the resolutions to be proposed at the Annual General Meeting are in the best interests of shareholders as a whole and recommend you to vote in favour of them. Each Director will be doing so in respect of his or her own beneficial shareholdings.

Attendance and voting

As a shareholder of Taylor Wimpey plc, you have the right to attend and vote at the Annual General Meeting. As at 5 March 2008 the Company's issued share capital consisted of 1,158,299,201 ordinary shares carrying one vote each. The total voting rights of the Company as at 5 March 2008 were 1,055,566,274.

Please bring with you the accompanying attendance card and retain it until the end of the Meeting. It will authenticate your right to attend, speak and vote, and will help us to register your attendance without delay.

Registration will be available from 9:30 am. For the safety and comfort of those attending the Meeting, large bags, cameras, recording equipment and similar items will not be allowed into the building.

The Meeting will commence at 11:00 am and light refreshments will be available from 10:30 am and also after the conclusion of the Meeting.

You are advised to bring your Annual Report with you to the Meeting so that you can refer to it as necessary.

There is wheelchair access to the venue for shareholders who require it or those with reduced mobility. However attendees are strongly advised to bring their own carers to assist with their general mobility around the venue.

An induction loop system operates in the meeting room.

Directions to the venue can be found on the back of your attendance card.

If you do not wish, or are unable, to attend, you may appoint either the Chairman of the Meeting or someone else of your choice to act on your behalf and to vote in the event of a poll. That person is known as a 'proxy'. You are advised to use the enclosed form of proxy to appoint a proxy or to vote electronically as outlined above and in more detail on the enclosed form of proxy.

A proxy need not be a shareholder and may attend and vote on behalf of the shareholder who appointed him or her.

At the Meeting, the proxy can act for the member he or she represents. This includes the right to join in or demand a poll, and to vote on a show of hands. The proxy is also valid for any adjournment of the Meeting.

Please tick the appropriate box alongside each resolution on the form of proxy to indicate whether you wish your votes to be cast 'for', or 'against', or whether you wish to withhold your vote from, that resolution. Unless you give specific instructions on how to vote on a particular resolution, your proxy will be able, at his or her discretion, either to vote 'for' or 'against' that resolution or to withhold your vote.

Before posting the form to the Registrar, please check that you have signed it. In the case of joint holders, either or any one of you may sign it.

As stated above, the forms of proxy must be received in the offices of the Registrar no later than 11:00 am on 15 April 2008. Any form of proxy received after this time will be void.

In order to facilitate voting by corporate representatives at the Meeting, arrangements will be put in place at the Meeting so that (i) if a corporate shareholder has appointed the Chairman of the Meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all the other corporate representatives for that shareholder at the Meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the Meeting but the corporate shareholder has not appointed the Chairman of the Meeting as a corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

Notes:

i. A member entitled to attend and vote at this Meeting may appoint a proxy to attend and vote instead of him or her. A member may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. The proxy need not be a member of the Company.

ii. A form of proxy sent electronically that is found to contain any virus will not be accepted.

iii. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company at 6.00 pm on 15 April 2008 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant Register of Members after that time shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

iv. Copies of the following documents are available for inspection at the registered office of the Company during usual business hours on weekdays (Saturdays and public holidays excepted) up to and including the date of the Annual General Meeting and at the place of the meeting 15 minutes prior to and until the close of the meeting:

(a) Register of the interests of each director in the shares and other securities of the Company;

(b) Executive Directors' contracts of service;

(c) Non Executive Directors' letters of appointment;

(d) Copies of the rules of the TW Performance Share Plan and the TW Share Option Plan;

(e) Copies of the current Articles of Association of the Company and a draft of the proposed amended Articles of Association of the Company are available for inspection at the registered office of the Company and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY in each case during usual business hours on weekdays (Saturdays and public holidays excepted) up to and including the date of the Annual General Meeting and at the place of the meeting 15 minutes prior to and until the close of the meeting.

v. A copy of the full Annual Report and Financial Statements for the year ended 31 December 2007, including the Remuneration Report referred to in Resolution 14, is also available on our website www.taylorwimpey.com.

Financial Calendar

Annual General Meeting
17 April 2008 11:00 am at:
The Royal College of Physicians
11 St Andrews Place, Regent's Park, London NW1 4LE

Latest date for receipt of proxy instructions for 2008 Annual General Meeting:
11:00 am on 15 April 2008

Shares quoted ex-dividend on London Stock Exchange:
21 May 2008

Record date for final dividend entitlement:
23 May 2008

Latest date for receipt of mandates to join the Dividend Re-Investment Plan to be effective for the 2007 final dividend:
2 June 2008

Latest date for receipt of notice of withdrawal from the Dividend Re-Investment Plan to be effective for the 2007 final dividend:
16 June 2008

Payment date for the 2007 final dividend:
1 July 2008

Interim Results announced:
31 July 2008

Group Company Secretary and General Counsel and Registered Office

James Jordan
80 New Bond Street
London W1S 1SB
Tel: +44 (0)20 7355 8100
Fax: +44 (0)20 7355 8196
Email: james.jordan@taylorwimpey.com

Registrar

For any enquiries concerning your shareholding or details of shareholder services including the Dividend Re-Investment Plan, please contact:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Email: ssd@capitaregistrars.com
Tel: +44 (0)871 664 0303
(Calls cost 10p per minute plus network extras)

Auditors

Deloitte & Touche LLP

Bankers

HSBC Bank plc

Solicitors

Slaughter and May

Stockbrokers

UBS Investment Bank
JPMorgan Cazenove

Shareholders' Services

Electronic communications

Electronic communications offer mutual benefits for the Company, for shareholders and for the environment.

The Company already encourages shareholders to receive certain corporate documentation and publications electronically via its website.

At the 2007 AGM, shareholders approved an enabling resolution which allows the Company, in due course, to establish e-communications as the normal means of communication with individual shareholders, unless they choose otherwise.

The Company has not yet implemented that change, but in the meantime, we continue to encourage all shareholders to elect voluntarily to use e-communications as their preferred means of receiving Company material. Shareholders can sign up for this facility by logging onto our website at www.taylorwimpey.com.

On-line facilities for shareholders

You can access our Annual and Interim Reports and copies of recent shareholder communications on-line at www.taylorwimpey.com.

To register for on-line access, go to www.taylorwimpey.com and navigate through to Investor Relations/Shareholder Information, and click on the service you require. To access some of these services you will first be required to apply on-line for a User ID.

Once you have registered for on-line access, you can make on-line enquiries about your shareholding and advise the company of changes in personal details.

On-line proxies

Shareholders may also submit forms of proxy for shareholder meetings on-line at www.taylorwimpey.com.

Beneficial holders of shares with 'information rights'

Beneficial owners of shares who have been nominated by the registered holder to receive information rights under section 146 Companies Act 2006 should direct any communications and enquiries to the registered holder of the shares and not to the Company or its Registrar.

Dividend Re-Investment Plan

You can choose to invest your cash dividends in purchasing Taylor Wimpey shares on the market under the terms of the Dividend Re-Investment Plan. For further information on the Plan and how to join, go to www.taylorwimpey.com and navigate through to Investor Relations/Shareholder Information/Dividend Re-Investment Plan.

Dividend mandates

We strongly encourage all shareholders to receive their cash dividends by direct transfer to a bank or building society account. This ensures that dividends are credited promptly to shareholders without the cost and inconvenience of having to pay in dividend cheques at a bank. If you wish to use this cost-effective and simple facility, complete and return the dividend mandate form attached to your dividend cheque. Additional mandate forms may be obtained from Capita Registrars.

Duplicate share register accounts

If you are receiving more than one copy of our Annual Report, it may be that your shares are registered in two or more accounts on our register of members. You might wish to consider merging them into one single entry. Please contact Capita Registrars who will be pleased to carry out your instructions in this regard.

Low-cost share dealing services

We have arranged both telephone and on-line share dealing services for UK residents to buy or sell up to £25,000 worth of Taylor Wimpey plc shares. The services are operated by Capita Registrars. To use the services either visit www.capitadeal.com or telephone +44 (0)871 664 0454 (Calls cost 10p per minute plus network extras). To deal, you will need to provide yo surname, postcode, date of birth and investor code (which can be found on your share certificate).

Taylor Wimpey and 'CREST'

Taylor Wimpey shares can be held in 'CREST' accou which do not require share certificates. This may ma quicker and easier for some shareholders to settle s market transactions. Shareholders who deal infreque may, however, prefer to continue to hold their shares certificated form and this facility will remain available the time being, pending the likely general introductio dematerialised shareholdings in due course.

Taylor Wimpey share price

Our share price is printed in most UK daily newspapers and is also available on our website www.taylorwimpey.com. It appears on Ceefax (BBC page 232) and C4 Teletext (page 520) and may be obtained by telephoning the Financial Times Cityline Service, telephone: +44 (0)906 843 0000 and enter Company's four digit code which is 4177 (calls cost 60p per minute).

Gifting shares to charity

If you have a small holding of Taylor Wimpey plc sha you may wish to consider gifting them to charity. You can do so through 'ShareGift', which is administered a registered charity, Orr Mackintosh Foundation Limi Shares gifted are re-registered into the name of the charity, combined with other donated shares and the sold through stockbrokers who charge no commissi The proceeds are distributed to a wide range of recognised charities. For further details, please conta Capita Registrars or approach ShareGift directly on www.sharegift.org/sharegift or telephone them on + 44 (0)20 7337 0501.

Principal Operating Addresses

UK

Taylor Wimpey plc
80 New Bond Street
London
W1S 1SB

Tel: +44 (0)20 7355 8100
Fax: +44 (0)20 7355 8196

Email: twplc@taylorwimpey.com
www.taylorwimpey.com

Registered in England and Wales number 296805

Taylor Wimpey UK Ltd.
Gate House
Turnpike Road
High Wycombe
Buckinghamshire
HP12 3NR

Tel: +44 (0)1494 558323
Fax: +44 (0)1494 885663

Taylor Woodrow Construction Ltd.
41 Clarendon Road
Watford
Hertfordshire
WD17 1TR

Tel: +44 (0)1923 478 400
Fax: +44 (0)1923 478 401

Spain and Gibraltar

Taylor Woodrow de España S.A.
C/Aragon, 223-223A
07008 Palma de Mallorca
Mallorca
Spain

Tel: +00 (34)971 706 570
Fax: +00 (34)971 706 565

Taylor Woodrow (Gibraltar) Ltd.
17 Bayside Road
Gibraltar

Tel: +00 (350) 78780
Fax: +00 (350) 75529

North America

Taylor Morrison, Inc.
8430 Enterprise Circle, Ste. 100
Bradenton
FL 34202

Tel: +00 (1)941 554 2000
Fax: +00 (1)941 554 3005

Details of all our operating locations
are available on our website
www.taylorwimpey.com

Published by Black Sun Plc
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Taylor Wimpey plc
80 New Bond Street
London
W1S 1SB

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This report is printed on Revive 50:50 which is made up of 25% post-consumer waste, 25% pre-consumer waste and 50% virgin wood fibre from FSC managed forests. Our printer is also FSC and Carbon Neutral accredited.

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TaylorWimpey